     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2003
                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        MERCANTILE BANKSHARES CORPORATION
             (Exact name of registrant as specified in its charter)

                  MARYLAND                                      6022                                     52-0898572
      (State or other jurisdiction of               (Primary Standard Industrial                      (I.R.S. Employer
       incorporation or organization)                Classification Code Number)                     Identification No.)

                                   -----------

                        Mercantile Bank & Trust Building
                        Two Hopkins Plaza; P.O. Box 1477
                            Baltimore, Maryland 21203
                                 (410) 237-5900

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                   -----------

                                  John L. Unger
                    Senior Vice President and General Counsel
                        Mercantile Bankshares Corporation
                        Two Hopkins Plaza; P.O. Box 1477
                            Baltimore, Maryland 21203
                                 (410) 237-5900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   -----------

                                   COPIES TO:

          Thomas D. Washburne, Jr.                        William S. Rubenstein
      Venable, Baetjer and Howard, LLP           Skadden, Arps, Slate, Meagher & Flom LLP
              Two Hopkins Plaza                               4 Times Square
          Baltimore, Maryland 21201                      New York, New York 10036
               (410) 244-7400                                 (212) 735-2642

                                   -----------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                                   -----------

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
        Title Of                                        Proposed               Proposed
      Each Class Of                                      Maximum               Maximum
       Securities                 Amount                Offering              Aggregate            Amount Of
          To Be                    To Be                Price Per              Offering          Registration
       Registered             Registered (1)              Unit                Price (2)             Fee (3)
-----------------------------------------------------------------------------------------------------------------
Common Stock, $2.00
par value(1)                   10,940,877 shares       Not applicable          $389,509,201         $31,512.00
=================================================================================================================

(1) Includes as to each share of common stock a right, not currently exercisable or separately tradable, to purchase additional securities in certain future events, as described in the enclosed prospectus and proxy statement. This represents the maximum number of shares of Mercantile Bankshares Corporation's common stock, par value $2.00 per share, estimated to be issuable upon the consummation of the merger of F&M Bancorp with and into Mercantile as described in the Agreement and Plan of Merger dated as of March 13, 2003 attached as Appendix A to the proxy statement/prospectus forming part of this registration statement.
(2) Calculated in accordance with Rules 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price is computed by subtracting $130,745,940 (the estimated cash to be paid by Mercantile) from the product of (A) the average of the high and low prices of F&M Bancorp common stock as reported on Nasdaq on April 22, 2003 ($45.76) and (B) 11,369,212 (the maximum number of shares of F&M Bancorp common stock expected to be exchanged for the common stock being registered).
(3) Calculated in accordance with Rule 457(f) and Section 6(b) under the Securities Act to be $31,512, which is equal to .00008090 multiplied by the proposed maximum aggregate offering price of $389,509,201.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                   F&M BANCORP
                            110 THOMAS JOHNSON DRIVE
                            FREDERICK, MARYLAND 21702

                                    [ ], 2003

Dear F&M Bancorp stockholder:

You are invited to attend a special meeting of stockholders of F&M Bancorp to be held on [ ], 2003 at [10:00 a.m.], local time, at F&M Bancorp's corporate headquarters, 110 Thomas Johnson Drive, Frederick, Maryland. At this special meeting, you will be asked to approve the merger of F&M Bancorp with Mercantile Bankshares Corporation.

In the merger, Mercantile will issue approximately 10.3 million shares of common stock and will pay approximately $123.5 million in cash (in each case subject to upward adjustment in the event that any shares of F&M Bancorp common stock are issued pursuant to the exercise of outstanding F&M Bancorp stock options). The per share consideration you will receive for your F&M Bancorp shares will be based on a formula set forth in the merger agreement. It will be equal to the aggregate value of all Mercantile common stock and cash being issued in the merger divided by the total number of F&M Bancorp shares outstanding. The value of the Mercantile common stock for these purposes will be the average closing price of Mercantile common stock during the ten-day period ending three days before the completion of the merger.

You may convert your F&M Bancorp shares into cash, Mercantile common stock or a combination of cash and Mercantile common stock, subject to allocation procedures set forth in the merger agreement and described in this document. Because Mercantile is issuing a fixed number of shares and paying a fixed amount of cash, there is no assurance that you will receive the form of consideration that you elect with respect to any or all shares of F&M Bancorp common stock you hold. REGARDLESS OF WHETHER YOU ELECT TO RECEIVE CASH, MERCANTILE COMMON STOCK OR A COMBINATION OF CASH AND MERCANTILE COMMON STOCK, THE MERGER AGREEMENT CONTAINS PROVISIONS DESIGNED TO CAUSE THE VALUE OF THE PER SHARE CONSIDERATION YOU RECEIVE TO BE SUBSTANTIALLY EQUIVALENT.

To give you an example, if the average closing price of Mercantile common stock during the applicable valuation period were $36.71:

         o If you elected to receive all cash, you would receive approximately $46.83 in cash for each F&M Bancorp share you own.

         o If you elected to receive all Mercantile common stock, you would receive approximately 1.2756 shares of Mercantile common stock for each share of F&M Bancorp common stock you own (having a value of approximately $46.83, based on the $36.71 average closing price of Mercantile common stock during the valuation period).

Both Appendix B and the table on page 36 of this document set forth additional examples of the merger consideration you may receive based on differing assumptions of the value of Mercantile common stock during the valuation period described above.

Your board of directors has approved the merger of F&M Bancorp with Mercantile and unanimously recommends that you vote "FOR" the Mercantile/F&M Bancorp merger proposal described in this document. The proposed merger requires the receipt of bank regulatory approvals by Mercantile and the approval of the merger agreement and the merger by the holders of a majority of the outstanding shares of F&M Bancorp common stock. Please carefully review this document which explains the proposed merger in detail. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 14 OF THIS DOCUMENT.

F&M Bancorp common stock and Mercantile common stock are listed under the symbols "FMBN" and "MRBK" on the Nasdaq National Market.

It is important that your shares are represented at the meeting, whether or not you plan to attend the meeting. Abstentions or failure to vote will have the same effect as a vote against the merger.

Accordingly, please complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

                                      Sincerely,


                                      Faye E. Cannon
                                      President and Chief Executive Officer


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS DOCUMENT, OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF MERCANTILE COMMON STOCK ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This document is dated ____________, 2003 and is first being mailed to stockholders on or about _____________, 2003.

                                   F&M BANCORP
                            110 THOMAS JOHNSON DRIVE
                            FREDERICK, MARYLAND 21702

                                -----------------


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                             TO BE HELD ON [ ], 2003

                                -----------------


To the Stockholders of F&M Bancorp:

         We will hold a special meeting of stockholders of F&M Bancorp on [ ], 2003, at [10:00 a.m.], local time, at F&M Bancorp's corporate headquarters, 110 Thomas Johnson Drive, Frederick, Maryland for the following purposes:

         1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 13, 2003, by and between F&M Bancorp and Mercantile Bankshares Corporation, and the consummation of the transactions contemplated thereby, including the merger of F&M Bancorp with and into Mercantile upon the terms and subject to the conditions set forth in the merger agreement. This proposal is more fully described in the enclosed document. You can find a copy of the merger agreement in Appendix A to this document.

         2. To transact any other business as may properly be brought before the F&M Bancorp special meeting or any adjournments or postponements of the F&M Bancorp special meeting.

         We have fixed the close of business on [ ], 2003 as the record date for determining those stockholders entitled to vote at the F&M Bancorp special meeting and any adjournments or postponements of the F&M Bancorp special meeting. Accordingly, only stockholders of record on that date are entitled to notice of, and to vote at, the F&M Bancorp special meeting and any adjournments or postponements of the F&M Bancorp special meeting.

                                    By Order of the Board of Directors,



                                    Gordon M. Cooley
                                    Secretary

Frederick, Maryland
[        ], 2003


          THE BOARD OF DIRECTORS OF F&M BANCORP UNANIMOUSLY RECOMMENDS
             THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

                                TABLE OF CONTENTS

                                                                                                     PAGE NO.
                                                                                                     --------
ADDITIONAL INFORMATION..................................................................................iv

QUESTIONS AND ANSWERS ABOUT THE MERGER...................................................................v

SUMMARY..................................................................................................1

   INFORMATION ABOUT MERCANTILE AND F&M BANCORP..........................................................1
   F&M BANCORP WILL MERGE INTO MERCANTILE................................................................2
   F&M BANCORP WILL HOLD THE SPECIAL MEETING ON _________................................................2
   WHAT F&M BANCORP STOCKHOLDERS WILL RECEIVE IN THE MERGER..............................................2
   YOU MAY ELECT TO RECEIVE CASH OR STOCK CONSIDERATION..................................................3
   F&M BANCORP'S REASONS FOR THE MERGER..................................................................4
   CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.................................................5
   F&M BANCORP'S BOARD OF DIRECTORS RECOMMENDS STOCKHOLDER APPROVAL OF THE MERGER........................5
   F&M BANCORP'S FINANCIAL ADVISOR SAYS THE MERGER  CONSIDERATION IS FAIR TO F&M BANCORP STOCKHOLDERS....5
   F&M BANCORP STOCKHOLDERS HAVE NO APPRAISAL RIGHTS.....................................................5
   F&M BANCORP OFFICERS AND DIRECTORS HAVE SOME INTERESTS IN THE MERGER THAT ARE DIFFERENT
   THAN OR IN ADDITION TO THEIR INTERESTS AS STOCKHOLDERS................................................6
   THE MERGER IS EXPECTED TO OCCUR IN THE THIRD QUARTER OF 2003..........................................6
   THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING..............................7
   COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS.............................................7
   WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS..............................7
   TERMINATION OF THE MERGER AGREEMENT...................................................................7
   F&M BANCORP MUST PAY MERCANTILE A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES.........................8
   EFFECT OF MERGER ON RIGHTS OF F&M BANCORP STOCKHOLDERS................................................9
   SHARE INFORMATION AND MARKET PRICES...................................................................9

COMPARATIVE STOCK PRICES AND DIVIDENDS..................................................................10


COMPARATIVE PER SHARE DATA..............................................................................11


SELECTED FINANCIAL DATA.................................................................................13


RISK FACTORS............................................................................................14


THE F&M BANCORP SPECIAL STOCKHOLDERS' MEETING...........................................................17

   RECORD DATE..........................................................................................17
   QUORUM; EFFECT OF ABSTENTIONS........................................................................17
   PROXIES..............................................................................................17
   VOTE REQUIRED........................................................................................17
   RECOMMENDATION OF BOARD OF DIRECTORS.................................................................18

THE MERGER..............................................................................................20

   TRANSACTION STRUCTURE................................................................................20
   BACKGROUND OF THE MERGER.............................................................................20
   REASONS OF F&M BANCORP FOR THE MERGER................................................................22
   OPINION OF F&M BANCORP'S FINANCIAL ADVISOR...........................................................25
   MERGER CONSIDERATION.................................................................................33
   ELECTION PROCEDURE...................................................................................37
   ALLOCATION...........................................................................................40

                                       ii


   CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.................................................41
   EMPLOYEE BENEFIT PLANS AND EXISTING AGREEMENTS........................................................44
   INTERESTS OF CERTAIN PERSONS IN THE MERGER............................................................46
   RESTRICTIONS ON RESALES BY AFFILIATES.................................................................50
   TREATMENT OF OPTIONS..................................................................................51
   FRACTIONAL SHARES.....................................................................................51
   EFFECTIVE TIME........................................................................................51
   CONDITIONS TO THE COMPLETION OF THE MERGER............................................................53
   REPRESENTATIONS AND WARRANTIES........................................................................54
   CONDUCT OF BUSINESS PENDING THE MERGER................................................................55
   NO SOLICITATION BY F&M BANCORP........................................................................58
   REGULATORY APPROVALS REQUIRED FOR THE MERGER..........................................................59
   TERMINATION OF THE MERGER AGREEMENT...................................................................59
   EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT...............................................63
   STOCK MARKET LISTING..................................................................................64
   EXPENSES..............................................................................................64
   APPRAISAL RIGHTS......................................................................................64
   ACCOUNTING TREATMENT..................................................................................64

COMPARATIVE RIGHTS OF STOCKHOLDERS.......................................................................65

   AUTHORIZED CAPITAL STOCK..............................................................................65
   SIZE OF BOARD OF DIRECTORS............................................................................65
   REMOVAL OF DIRECTORS..................................................................................65
   FILLING VACANCIES ON THE BOARD OF DIRECTORS...........................................................66
   NOMINATION OF DIRECTOR CANDIDATES BY STOCKHOLDERS.....................................................66
   CALLING SPECIAL MEETINGS OF STOCKHOLDERS..............................................................66
   STOCKHOLDER PROPOSALS.................................................................................67
   AMENDMENTS TO ARTICLES OF INCORPORATION...............................................................67
   AMENDMENTS TO BYLAWS..................................................................................68
   STOCKHOLDER VOTE ON FUNDAMENTAL ISSUES................................................................68
   STOCKHOLDERS' RIGHTS AGREEMENT........................................................................68

DESCRIPTION OF MERCANTILE................................................................................69

DESCRIPTION OF F&M BANCORP...............................................................................70

LEGAL MATTERS............................................................................................70

EXPERTS..................................................................................................70

OTHER MATTERS............................................................................................71

STOCKHOLDER PROPOSALS....................................................................................71

WHERE YOU CAN FIND MORE INFORMATION......................................................................72

FORWARD-LOOKING STATEMENTS...............................................................................74

APPENDIX A:   Agreement and Plan of Merger..............................................................A-1
APPENDIX B:   Illustrative Calculations of Merger Elections.............................................B-1
APPENDIX C:   Opinion of Keefe, Bruyette & Woods, Inc...................................................C-1

                             ADDITIONAL INFORMATION

         This document incorporates important business and financial information about Mercantile and F&M Bancorp from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Mercantile or F&M Bancorp at the following addresses:

Mercantile Bankshares Corporation              F&M Bancorp
Two Hopkins Plaza, P.O. Box 1477               110 Thomas Johnson Drive
Baltimore, Maryland  21203                     Frederick, Maryland  21702
Attn: David E. Borowy,                         Attn: Kaye A. Simmons,
      Investor Relations                             Chief Financial Officer
Telephone: (410) 347-8039                      Telephone: (888) 694-4170


         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY ______________, 2003 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         See "Where You Can Find More Information" on page 72 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A:       As a result of the merger your shares of F&M Bancorp common stock will be converted into either cash, shares of common stock of Mercantile, or a combination of cash and Mercantile common stock, subject to the election and allocation procedures described in this document.  To establish fixed pools of cash and stock consideration, Mercantile and F&M Bancorp agreed that the total consideration to be paid by
         Mercantile in the merger would yield a value of $46.00 per share of F&M Bancorp common stock based upon an average closing price of $35.85 per share of Mercantile common stock for the ten trading days up to and including March 12, 2003, the day before the announcement of the proposed merger, and an exchange ratio of 1.2831.  The parties agreed that Mercantile would pay cash for 25% of the F&M Bancorp common stock, and issue shares of Mercantile common stock for 75% of the F&M Bancorp common stock.

Q:       CAN I ELECT THE TYPE OF CONSIDERATION THAT I WILL RECEIVE IN THE MERGER?

A:       Yes.  Subject to the allocation procedures described in this document, you may elect to receive cash, shares of Mercantile common stock or a combination of cash and Mercantile common stock in exchange for your shares of  F&M Bancorp common stock.

Q:       WHAT IS THE AMOUNT OF CASH AND/OR THE NUMBER OF SHARES OF MERCANTILE COMMON STOCK THAT I WILL RECEIVE
         FOR MY SHARES OF F&M BANCORP COMMON STOCK?

A:       The actual amount of cash or number of shares of Mercantile common stock that you will receive for each share of F&M Bancorp common stock you hold cannot be determined until the third day immediately prior to the effective time of the merger.  Those amounts will be determined based on a formula set forth in the merger agreement and described in this document.  There is a table on page 36 that sets forth the per share cash consideration and the per share stock consideration that would be received by F&M Bancorp stockholders based on a range of assumed average closing prices of Mercantile common stock.  An additional table is attached as Appendix B, which gives examples of the amount of Mercantile common stock and cash that may be received based on the election by a hypothetical F&M Bancorp stockholder to receive all cash or all stock and on different average closing prices of Mercantile common stock.

Q:       IS THE VALUE OF THE PER SHARE CONSIDERATION THAT I RECEIVE EXPECTED TO BE SUBSTANTIALLY EQUIVALENT
         REGARDLESS OF WHICH ELECTION I MAKE?

A:       Yes.  The formula that will be used to calculate the per share consideration is designed to substantially equalize the value of the consideration to be received for

                                       v


         each share of F&M Bancorp common stock in the merger at the time the calculation is made, regardless of whether you elect to receive cash or stock.

Q:       WHEN SHOULD I SEND IN MY STOCK CERTIFICATES? HOW DO I ELECT THE FORM OF CONSIDERATION I PREFER TO
         RECEIVE?

A:       Please DO NOT send in your stock certificates with your proxy card.  Approximately one month prior to the anticipated time of completion of  the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger.  YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND
         FORM OF ELECTION REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.  The available elections, election procedures and deadline for making elections are described beginning on page 37 of this document.  To make an election, you will need to deliver the form of election, any other transmittal material and your stock certificates according to the instructions set forth in the form of election to the exchange agent before the election deadline.

Q:       WILL I ALWAYS RECEIVE THE FORM OF CONSIDERATION I ELECT TO RECEIVE?

A:       No. A fixed number of shares of Mercantile common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to any or all shares of F&M Bancorp common stock you hold. If the elections result in an oversubscription of the pool of cash or Mercantile common stock, the exchange agent will allocate between cash and Mercantile common stock following procedures described beginning on page 40 of this document.

Q:       WHAT DO I NEED TO DO NOW?

A:       After you have carefully read this document, just indicate on your proxy card how you want to vote with respect to the proposal to approve the merger agreement with Mercantile. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of F&M Bancorp recommends that its stockholders vote in favor of the merger.

Q:       WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:       You may change your vote by revoking your proxy in any of the three following ways:

         o    by sending a written notice to the secretary of F&M Bancorp prior to the special meeting stating that you would like to revoke your proxy;

                                                      vi


         o    by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or

         o    by attending the special meeting and voting in person.

Q:       IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A:       If you do not provide your broker with instructions on how to vote your shares held in "street name,"
         your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:       We presently expect to complete the merger in the third quarter of 2003. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of F&M Bancorp stockholders at the special meeting and the necessary regulatory approvals.

Q:       WHO CAN I CALL WITH QUESTIONS ABOUT THE SPECIAL MEETING OR THE MERGER OR TO OBTAIN ADDITIONAL
         INFORMATION ABOUT MERCANTILE AND F&M BANCORP?

A:       F&M Bancorp stockholders may contact Kaye A. Simmons, Chief Financial Officer of F&M Bancorp, at (888)
         694-4170.

                                     SUMMARY

THIS BRIEF SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO READ THE ENTIRE DOCUMENT CAREFULLY AND THE OTHER DOCUMENTS TO WHICH WE REFER TO FULLY UNDERSTAND THE MERGER. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 72. EACH ITEM IN THIS SUMMARY REFERS TO THE PAGE WHERE THAT SUBJECT IS DISCUSSED IN MORE DETAIL.

INFORMATION ABOUT MERCANTILE AND F&M BANCORP (SEE PAGES 69 - 70).

Mercantile Bankshares Corporation
Two Hopkins Plaza, P.O. Box 1477
Baltimore, Maryland  21203
(410) 237-5900

Mercantile is a financial holding company and a bank holding company, headquartered in Baltimore, Maryland, that engages in a general banking business through Mercantile-Safe Deposit & Trust Company ("MSD&T") and 19 community banks, and a mortgage banking company. Sixteen banks are located in Maryland, three are in Virginia and one is in southern Delaware. The largest bank, MSD&T, represents approximately 40% of total assets and operates 22 offices in Maryland and one commercial office in Pennsylvania. Nearly all of Mercantile's substantial trust operations and specialized corporate banking services are provided by MSD&T.

Through its affiliated banks, Mercantile provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. Mercantile commenced operations in 1969. At March 31, 2003, it had total assets of approximately $11 billion, total loans of approximately $7.5 billion, total deposits of approximately $8.5 billion and approximately $1.4 billion in stockholders' equity. Mercantile's common stock trades on the Nasdaq National Market under the symbol "MRBK." The deposits associated with its affiliated banks are insured by the Federal Deposit Insurance Corporation.

F&M Bancorp
110 Thomas Johnson Drive
Frederick, Maryland  21702
(888) 694-4170

F&M Bancorp is a bank holding company that is headquartered in Frederick, Maryland. Its operations are conducted through Farmers & Mechanics Bank, a Maryland-chartered bank that provides banking, insurance and wealth management services to businesses and to individuals primarily in Maryland. At March 31, 2003, F&M Bancorp had total assets of approximately $2.1 billion, total loans of approximately $1.3 billion, total deposits of approximately $1.7 billion and approximately $190 million in stockholders' equity. F&M Bancorp's common stock trades on the Nasdaq National Market under the symbol "FMBN." The deposits of Farmers & Mechanics Bank are insured by the Federal Deposit Insurance Corporation.

F&M BANCORP WILL MERGE INTO MERCANTILE (SEE PAGE 20).

The merger agreement is attached as Appendix A to this document. You should read the merger agreement because it is the legal document that governs the merger. The merger agreement provides for the merger of F&M Bancorp with Mercantile, with Mercantile continuing as the surviving corporation.

Subsequent to the completion of the merger, Mercantile's subsidiary bank, Fredericktown Bank & Trust Company, will be merged into F&M Bancorp's subsidiary bank, Farmers & Mechanics Bank. The 14 directors of Mercantile before the merger will continue to serve as the directors of Mercantile after the merger. However, upon completion of the merger, Mercantile's board of directors will be increased by two members and the vacancies will be filled by the appointment of two individuals who are currently directors of F&M Bancorp.

F&M BANCORP WILL HOLD THE SPECIAL MEETING ON _________, 2003 (SEE PAGE 17).

The special meeting of F&M Bancorp stockholders will be held at [10:00 a.m.], local time, on ________________, 2003, at F&M Bancorp's corporate headquarters, 110 Thomas Johnson Drive, Frederick, Maryland. At the special meeting, F&M Bancorp stockholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned F&M Bancorp common stock at the close of business on ____________, 2003. As of that date, there were ___________ shares of F&M Bancorp common stock entitled to be voted at the special meeting. Approval of the merger agreement requires that at least a majority of the outstanding shares of F&M Bancorp common stock be voted in favor of the merger.

WHAT F&M BANCORP STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 33).

The merger agreement provides that at the effective time of the merger each outstanding share of F&M Bancorp common stock will be converted into either a number of shares of Mercantile common stock or an amount of cash, subject to the election and allocation procedures described in this document. The actual amount of cash or number of shares of Mercantile common stock that you will receive for each share of F&M Bancorp common stock you hold cannot be determined until the third day immediately prior to the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger--Merger Consideration" beginning on page 33 of this document. The formula is designed to substantially equalize the value of the consideration to be received for each share of F&M Bancorp common stock, at the time the calculation is made, regardless of whether you elect to receive cash or stock.

For example, if the average closing price of Mercantile common stock for the applicable valuation period were $36.71, a F&M Bancorp stockholder receiving stock would receive approximately 1.2756 shares of Mercantile common stock per share of F&M Bancorp common stock having a value, based on such average closing price, of approximately $46.83 per share, and a F&M Bancorp stockholder receiving cash would receive approximately $46.83 in cash per share of F&M Bancorp common stock, subject in each case to the allocation procedures described under the heading "The Merger--Allocation" beginning on page 40 of this document. Based on that average price (and assuming that none of the outstanding options to purchase F&M Bancorp shares has been exercised), approximately 25% of the outstanding shares of F&M Bancorp common stock would be exchanged for cash, and approximately 75% would be exchanged for Mercantile common stock.

You will find a table on page 36 of this document that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by F&M Bancorp stockholders, as well as the value of such stock consideration based on the assumed average closing price of Mercantile common stock during the applicable measurement period. An additional table is attached as Appendix B, which gives examples of the Mercantile common stock and cash that may be received based on either an all cash election or an all stock election by a hypothetical F&M Bancorp stockholder.

YOU MAY ELECT TO RECEIVE CASH OR STOCK CONSIDERATION (SEE PAGE 37).

You may elect to receive cash, shares of Mercantile common stock or a combination of cash and Mercantile common stock in exchange for your shares of F&M Bancorp common stock. However, since Mercantile is issuing a fixed number of shares of Mercantile common stock and paying a fixed amount of cash, you cannot be certain of receiving the form of consideration that you elect with respect to all of your shares of F&M Bancorp common stock. If the elections result in an oversubscription of the pool of cash or Mercantile common stock, certain procedures for allocating cash and Mercantile common stock will be followed by the exchange agent. See "The Merger--Allocation" beginning on page 40 of this document.

Approximately one month prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger--Election Procedure" beginning on page 37 of this document. If you do not make an election by the election deadline, you will be deemed to have made an election to receive Mercantile common stock, subject to the allocation procedures described in this document. See "The Merger--Allocation" beginning on page 40 of this document.

F&M BANCORP'S REASONS FOR THE MERGER (SEE PAGE 22).

In reaching its determination to approve the merger and adopt the merger agreement, the F&M Bancorp board consulted with F&M Bancorp's management and its financial and legal advisors, and considered a number of factors. The following factors are certain of those considered by the F&M Bancorp board:

         o the current and prospective economic and competitive environment facing the financial services industry generally, and F&M Bancorp in particular;

         o the value to be received by holders of F&M Bancorp common stock pursuant to the merger agreement in relation to the historical trading prices of F&M Bancorp common stock;

         o the substantial increase in the pro forma dividends and earnings per share of F&M Bancorp stockholders receiving Mercantile common stock pursuant to the merger (see "-- Comparative Per Share Data" on page 11);

         o        the information presented by Keefe, Bruyette & Woods, Inc.
                  ("KBW"), F&M Bancorp's financial advisor, to the F&M Bancorp board with respect to the merger and the opinion of KBW that, as of the date of that opinion, the merger consideration was fair to the holders of F&M Bancorp common stock from a financial point of view (see "The Merger--Opinion of F&M Bancorp's Financial Advisor" on page 25);

         o the F&M Bancorp board's review, based in part on the presentation of its financial advisor and F&M Bancorp's management, of the business, operations, financial condition and earnings of Mercantile on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of Mercantile common stock, and the resulting relative interests of F&M Bancorp stockholders and Mercantile stockholders in the common equity of the combined company;

         o the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code (see "The Merger--Certain United States Federal Income Tax Consequences" on page 41); and

         o the alternative strategic courses available to F&M Bancorp, including remaining independent and exploring other potential business combination transactions.

Additional factors are discussed under the heading "The Merger--Reasons of F&M Bancorp for the Merger" beginning on page 22 of this document.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 41).

Neither F&M Bancorp nor Mercantile is required to complete the merger unless it receives an opinion from its respective counsel that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming such opinions are received, we expect that for United States federal income tax purposes F&M Bancorp stockholders generally will not recognize any gain or loss on the conversion of shares of F&M Bancorp common stock into shares of Mercantile common stock (although the receipt of any cash may be taxable). This tax treatment may not apply to some F&M Bancorp stockholders. Determining the actual United States federal income tax consequences of the merger to you may be complex and will depend on your specific situation and on factors not within our control. You should consult your tax advisor for a full understanding of the merger's tax consequences to you.

F&M BANCORP'S BOARD OF DIRECTORS RECOMMENDS STOCKHOLDER APPROVAL OF THE MERGER (SEE PAGE 19).

F&M Bancorp's board of directors believes that the merger is in the best interests of the F&M Bancorp stockholders and has unanimously approved the merger agreement. F&M Bancorp's board of directors recommends that F&M Bancorp stockholders vote "FOR" approval of the merger agreement.

F&M BANCORP'S FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO F&M BANCORP STOCKHOLDERS (SEE PAGE 25).

KBW has served as financial advisor to F&M Bancorp in connection with the merger and has given an opinion to F&M Bancorp's board of directors that, as of March 12, 2003 (the date F&M Bancorp's board of directors voted on the merger), the consideration Mercantile will pay for the F&M Bancorp common stock is fair to F&M Bancorp stockholders from a financial point of view. A copy of the opinion delivered by KBW is attached to this document as Appendix C. F&M Bancorp stockholders should read the opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by KBW in providing its opinion.

F&M BANCORP STOCKHOLDERS HAVE NO APPRAISAL RIGHTS (SEE PAGE 64).

F&M Bancorp stockholders will not have any appraisal rights in connection with the merger.

F&M BANCORP OFFICERS AND DIRECTORS HAVE SOME INTERESTS IN THE MERGER THAT ARE DIFFERENT THAN OR IN ADDITION TO THEIR INTERESTS AS STOCKHOLDERS (SEE PAGE 46).

In addition to their interests as stockholders, the directors and executive officers of F&M Bancorp may have interests in the merger that are different from or in addition to your interests. These interests relate to or arise from, among other things:

         o the retention of certain of the directors of F&M Bancorp as directors of Mercantile or a subsidiary bank of Mercantile and the directors' receipt of compensation for their service;

         o the establishment by the surviving bank of an "advisory board" on which each of the current members of the F&M Bancorp board of directors will be invited to serve for an initial four-year term and the directors' receipt of compensation for their service;

         o the potential receipt of change in control, severance and bonus payments;

         o the receipt of cash payments by certain executive officers in respect of foregone option grants; and

         o the entitlement of each executive officer of F&M Bancorp to receive reimbursement for tax advice and financial planning.

F&M Bancorp's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of F&M Bancorp and their affiliates owned and were entitled to vote ____________shares of F&M Bancorp common stock, which represents approximately _____% of the outstanding shares of F&M Bancorp common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither Mercantile nor any of its directors or executive officers or their affiliates held any shares of F&M Bancorp common stock. Holders of a majority of the outstanding shares of F&M Bancorp common stock must vote in favor of the merger in order for it to be approved.

THE MERGER IS EXPECTED TO OCCUR IN THE THIRD QUARTER OF 2003 (SEE PAGE 51).

The merger of Mercantile and F&M Bancorp will occur shortly after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur in the third quarter of 2003. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of F&M Bancorp stockholders at the special meeting and the necessary regulatory approvals.

THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING (SEE PAGE 64).

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America. A comparison of the most recent annual financial statements of Mercantile and F&M Bancorp indicates that Mercantile's investment in F&M Bancorp will represent less than 20% of Mercantile's assets.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 53).

Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by F&M Bancorp's stockholders, and the receipt of regulatory consents and approvals that are necessary to permit completion of the merger. Certain conditions to the merger may be waived by Mercantile or F&M Bancorp, as applicable.

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS (SEE PAGE 59).

The merger requires the consent of the Board of Governors of the Federal Reserve System, the Maryland Commissioner of Financial Regulation and the Virginia Bureau of Financial Institutions. We will make filings and notifications for these purposes. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 59).

Mercantile and F&M Bancorp can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after stockholder approval. Also, either F&M Bancorp or Mercantile can generally decide, without the consent of the other, to abandon the merger in a number of situations, including:

         o The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).

         o        The merger has not been completed by December 31, 2003.

         o F&M Bancorp stockholder approval is not obtained at the special meeting.

         o A regulatory authority denies a necessary approval or issues an order preventing the merger.

Mercantile can terminate the merger agreement if:

         o F&M Bancorp's board of directors withdraws or modifies in a manner adverse to Mercantile its recommendation of the merger or the merger agreement; or

         o F&M Bancorp's board of directors recommends the approval or adoption of another acquisition proposal.

Subject to certain conditions, F&M Bancorp's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to F&M Bancorp and its stockholders. One such condition is that the merger may be so terminated by F&M Bancorp only after the fifth day following Mercantile's receipt of written notice advising Mercantile that the board of directors of F&M Bancorp is prepared to accept a superior proposal, and only if, during such five-day period, F&M Bancorp negotiates in good faith with Mercantile to make such adjustments in the terms and conditions of the merger agreement as would enable F&M Bancorp to proceed with the merger on such adjusted terms. In any event, F&M Bancorp may not so terminate the merger agreement unless concurrently with the termination of the merger agreement F&M Bancorp enters into an acquisition agreement related to a superior proposal.

F&M Bancorp also may terminate the merger agreement if (1) the average closing price of Mercantile common stock for the 20 consecutive trading days ending on the third day immediately prior to the effective date of the merger is less than $27.37 and (2) Mercantile's stock price has underperformed the NASDAQ Bank Index by 20% or more since March 12, 2003. This is subject to Mercantile's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See "The Merger--Termination of the Merger Agreement--General" beginning on page 59 of this document.

F&M BANCORP MUST PAY MERCANTILE A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES (SEE PAGE 62).

Under the merger agreement, upon the occurrence of specified events, F&M Bancorp must pay Mercantile a termination fee of $20 million. Generally, F&M Bancorp would have to pay the termination fee if Mercantile terminates the merger agreement because F&M Bancorp withdraws or adversely modifies its recommendation of the merger or the merger agreement, or if F&M Bancorp terminates the merger agreement in order to accept a superior proposal. F&M Bancorp also would have to pay the termination fee if a third party makes an acquisition proposal with respect to F&M Bancorp and thereafter both of the following occur:

         o the merger agreement is terminated by mutual agreement, or by Mercantile or F&M Bancorp because of failure to complete the merger by December 31, 2003, and

         o within twelve months of terminating the merger agreement either F&M Bancorp or Farmers & Mechanics Bank enters into an agreement providing for or consummates an acquisition proposal.

F&M Bancorp agreed to this termination fee arrangement in order to induce Mercantile to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire F&M Bancorp.

EFFECT OF MERGER ON RIGHTS OF F&M BANCORP STOCKHOLDERS (SEE PAGE 65).

The rights of F&M Bancorp stockholders are governed by Maryland law, as well as F&M Bancorp's articles of incorporation and bylaws. After completion of the merger, the rights of the former F&M Bancorp stockholders receiving Mercantile common stock in the merger also will be governed by Maryland law, as well as Mercantile's articles of incorporation and bylaws. Although Mercantile's articles of incorporation and bylaws are similar in many ways to F&M Bancorp's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of such F&M Bancorp stockholders.

SHARE INFORMATION AND MARKET PRICES (SEE PAGE 10).

The following table sets forth the closing sale price per share of Mercantile common stock and F&M Bancorp common stock, and the equivalent per share price for F&M Bancorp common stock, as of March 12, 2003 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Mercantile common stock at $34.21 per share, multiplying this value by the 10,335,714 shares of Mercantile common stock being issued in the merger, and adding to this amount the estimated cash consideration of $123,514,000. This total consideration is then divided by the total number of shares of F&M Bancorp common stock outstanding as of March 12, 2003 (10,740,357 shares).

                                    MERCANTILE                 F&M BANCORP              EQUIVALENT PER
                                   COMMON STOCK               COMMON STOCK                SHARE DATA
                                   ------------               ------------                ----------
March 12, 2003                        $34.21                     $31.00                     $44.42

The market prices of both Mercantile and F&M Bancorp common stock will fluctuate prior to the merger. You should obtain current market quotations for Mercantile common stock and F&M Bancorp common stock.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         Mercantile's common stock is quoted on the Nasdaq National Market under the symbol "MRBK." F&M Bancorp's common stock is quoted on the Nasdaq National Market under the symbol "FMBN." The following table sets forth, for the periods indicated, the high and low sales prices per share for Mercantile and F&M Bancorp common stock as reported on the Nasdaq National Market, and the cash dividends declared per share for Mercantile and F&M Bancorp.

                                                               MERCANTILE                       F&M BANCORP
                                                      --------------------------       ---------------------------
                                                                          CASH                              CASH
                                                      HIGH        LOW   DIVIDEND       HIGH       LOW     DIVIDEND
                                                      ----        ---   --------       ----       ---     --------
        Quarter Ended March 31, 2003                $ 40.47     $30.16   $ 0.30       $ 44.94    $28.45    $ 0.29

        For year 2002                               $ 45.36     $32.07   $ 1.18       $ 35.66    $25.05    $ 1.12
        Quarter Ended:
           December 31, 2002                          40.39      32.60     0.30         35.00     30.75      0.28
           September 30, 2002                         41.40      32.07     0.30         35.27     26.39      0.28
           June 30, 2002                              44.80      38.89     0.30         35.66     26.20      0.28
           March 31, 2002                             45.36      41.80     0.28         28.85     25.05      0.28

        For year 2001                               $ 44.50     $33.63   $ 1.10       $ 29.99    $19.75    $ 1.08
        Quarter Ended:
           December 31, 2001                          43.41      35.60     0.28         28.00     23.70      0.27
           September 30, 2001                         43.94      35.73     0.28         29.59     21.90      0.27
           June 30, 2001                              40.10      35.44     0.28         29.99     24.50      0.27
           March 31, 2001                             44.50      33.63     0.26         27.06     19.75      0.27

                           COMPARATIVE PER SHARE DATA

         The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the year ended December 31, 2002 and the three months ended March 31, 2003. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods.

         The merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

         The information listed as "equivalent pro forma" for F&M Bancorp was obtained by multiplying the pro forma amounts by a 1.2756 exchange ratio. This is the exchange ratio that would result assuming that a F&M Bancorp stockholder is receiving 100% of his merger consideration in the form of Mercantile common stock. This exchange ratio calculation utilizes an assumed valuation of Mercantile common stock at the April 22, 2003 closing price of $36.71 per share, multiplying this value by the 10,335,700 shares of Mercantile common stock assumed to be issued in the merger, and adding to this amount the estimated cash consideration of $123,514,000. This total consideration is then divided by the total number of shares of F&M Bancorp common stock outstanding at March 13, 2003 (10,740,357 shares). The resulting amount is then divided by the April 22, 2003 closing price of $36.71 to determine the exchange ratio. The calculations are based on the assumption that none of the outstanding options to purchase F&M Bancorp stock has been exercised.

         We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. While we hope that the merger also will provide the new company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue, the pro forma information does not reflect these expenses or benefits and does not attempt to predict or suggest future results.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of F&M Bancorp's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of F&M Bancorp will change the amount of the purchase price allocable to goodwill. Additionally, changes to F&M Bancorp's stockholders' equity, including net income and changes in the market value of Mercantile's common stock through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that we have included in this document or presented in our prior filings with the Securities and Exchange Commission, which are incorporated into this document by reference. See "Where You Can Find More Information" on page 72.


                        COMPARATIVE PER COMMON SHARE DATA


                                                                                AS OF/FOR THE THREE
                                                                                   MONTHS ENDED         AS OF/FOR THE YEAR ENDED
                                                                                  MARCH 31, 2003            DECEMBER 31, 2002
                                                                                --------------------  ---------------------------
EARNINGS PER COMMON SHARE:
Basic
     Mercantile historical                                                                    $0.71                         $2.74
     F&M Bancorp historical                                                                    0.67                          2.26
     Pro forma combined                                                                        0.69                          2.60
     Equivalent pro forma for one F&M Bancorp common share (1)                                 0.88                          3.32
Diluted
     Mercantile historical                                                                     0.71                          2.72
     F&M Bancorp historical                                                                    0.66                          2.25
     Pro forma combined                                                                        0.69                          2.59
     Equivalent pro forma for one F&M Bancorp common share (1)                                 0.88                          3.30
CASH DIVIDENDS DECLARED PER COMMON SHARE:
     Mercantile historical                                                                     0.30                          1.18
     F&M Bancorp historical                                                                    0.29                          1.12
     Pro forma combined                                                                        0.30                          1.18
     Equivalent pro forma for one F&M Bancorp common share (1)                                 0.38                          1.51
SHAREHOLDERS' EQUITY PER COMMON SHARE:
     Mercantile historical                                                                    19.62                         19.24
     F&M Bancorp historical                                                                   17.63                         17.17
     Pro forma combined                                                                       21.84                         21.51
     Equivalent pro forma for one F&M Bancorp common share (1)                                27.86                         27.44


-------------------------------------------------------------------------------
(1) The equivalent pro forma represents the pro forma combined amount multiplied by the exchange ratio of 1.2756.

                             SELECTED FINANCIAL DATA

         The following tables present unaudited selected financial information of Mercantile and F&M Bancorp. The historical information is derived from the historical financial statements of Mercantile and F&M Bancorp. In all cases, the financial information for each of Mercantile and F&M Bancorp is presented on a consolidated basis.

         The information in the following tables should be read together with the historical financial information that Mercantile and F&M Bancorp have presented in their prior filings with the Securities and Exchange Commission. Mercantile and F&M Bancorp have incorporated this material into this document by reference to those other filings. See "Where You Can Find More Information" on page 72. A comparison of the most recent annual financial statements of Mercantile and F&M Bancorp indicates that Mercantile's investment in F&M Bancorp will represent less than 20% of Mercantile's assets.

                    MERCANTILE BANKSHARES CORPORATION
             SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            THREE MONTHS ENDED                                   AT OR FOR THE
                                                  MARCH 31,                                 YEARS ENDED DECEMBER 31,
                                        ----------------------------   ------------------------------------------------------------
                                           2003            2002           2002         2001         2000        1999        1998
                                        -----------     ----------     ----------   ----------   ----------  ----------  ----------
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets..................          $11,018,621     $9,988,341    $10,790,376   $9,928,786   $8,938,030  $7,895,024  $7,609,563
Loans.........................            7,446,553      6,941,615      7,312,027    6,906,246    6,693,294   5,712,130   5,195,467
Deposits......................            8,495,483      7,491,665      8,260,940    7,447,372    6,796,541   5,925,083   5,958,346
Long-term debt................              290,576        269,201        287,214      269,437       92,547      82,683      40,934
Shareholders' equity..........            1,352,294      1,245,542      1,324,358    1,230,206    1,173,301     974,040     999,359

STATEMENTS OF INCOME DATA:
Net interest income...........          $   111,126     $  107,188     $  441,804   $  418,241   $  409,385  $  369,086  $  353,365
Noninterest income............               37,853         34,839        143,750      145,490      125,541     121,991     108,693
Noninterest expense...........               69,781         66,191        272,608      263,959      243,505     230,420     219,005
Net income....................               48,986         46,175        190,238      181,295      175,230     157,737     147,128

PER COMMON SHARE DATA:
Net income, basic.............          $      0.71     $     0.66     $     2.74    $    2.57   $     2.53   $    2.27   $    2.05
Net income, diluted...........                 0.71           0.66           2.72         2.55         2.51        2.25        2.04
Cash dividends declared.......                 0.30           0.28           1.18         1.10         1.02        0.94        0.86
Book value (at end of period).                19.62          17.82          19.24        17.63        16.50       14.19       14.07

                              F&M BANCORP
             SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            THREE MONTHS ENDED                                   AT OR FOR THE
                                                  MARCH 31,                                 YEARS ENDED DECEMBER 31,
                                        ----------------------------   ------------------------------------------------------------
                                           2003            2002           2002         2001         2000         1999       1998
                                        -----------     ----------     ----------   ----------   ----------  ----------  ----------
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets..................          $ 2,098,469     $1,883,523    $ 2,094,986   $1,881,434   $1,795,244  $1,719,334  $1,620,490
Loans.........................            1,317,789      1,170,385      1,305,348    1,162,225    1,220,130   1,114,734     991,756
Deposits......................            1,649,633      1,532,689      1,595,139    1,516,068    1,364,032   1,314,073   1,285,261
Long-term debt................               77,918         63,420         78,023       63,444       15,790     100,578      94,246
Shareholders' equity..........              189,717        168,993        184,256      167,425      158,036     143,820     148,187

STATEMENTS OF INCOME DATA:
Net interest income...........          $    19,473     $   18,023     $   75,648   $   68,114   $   65,036  $   61,757  $   60,393
Noninterest income............                8,331          8,013         31,213       30,712       28,627      24,988      26,289
Noninterest expense...........               16,696         16,777         69,247       65,040       62,632      67,208      63,393
Net income....................                7,199          5,777         24,459       21,121       19,324      13,063      14,633

PER COMMON SHARE DATA:
Net income, basic.............          $      0.67     $     0.53     $     2.26    $    1.93   $     1.76   $    1.19   $    1.34
Net income, diluted...........                 0.66           0.53           2.25         1.92         1.75        1.18        1.33
Cash dividends declared.......                 0.29           0.28           0.84         1.09         1.08        0.97        0.92
Book value (at end of period).                17.67          15.57          17.17        15.41        14.35       13.07       13.58

                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS DOCUMENT, INCLUDING THE MATTERS ADDRESSED UNDER THE HEADING "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 74, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY WHEN EVALUATING THIS TRANSACTION AND THE VALUE OF MERCANTILE COMMON STOCK TO BE RECEIVED IN THIS TRANSACTION.

BECAUSE THE MARKET PRICE OF MERCANTILE COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE MERGER CONSIDERATION THAT YOU WILL RECEIVE.

Upon completion of the merger, each share of F&M Bancorp common stock will be converted into merger consideration consisting of shares of Mercantile common stock or cash, pursuant to the terms of the merger agreement. The value of the merger consideration to be received by F&M Bancorp stockholders will be based on the average closing price of Mercantile common stock during the ten trading day valuation period ending on the third calendar day prior to the completion of the merger. This average price may vary from the price of Mercantile common stock on the date the merger was announced, on the date that this document is mailed to F&M Bancorp stockholders, or on the date of the special meeting of F&M Bancorp stockholders. Because Mercantile is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Mercantile common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

Accordingly, at the time of the F&M Bancorp special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of Mercantile stock you would receive upon completion of the merger.

THE MARKET PRICE OF THE SHARES OF MERCANTILE COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE SHARES OF F&M BANCORP COMMON STOCK.

Upon completion of the merger, certain holders of F&M Bancorp common stock will become holders of Mercantile common stock. Some of Mercantile's current businesses and markets differ from those of F&M Bancorp and, accordingly, the results of operations of Mercantile after the merger may be affected by factors different from those currently affecting the results of operations of F&M Bancorp. For a discussion of the businesses of Mercantile and F&M Bancorp and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information" on page 72.

YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT.

A fixed number of shares of Mercantile common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of F&M

Bancorp common stock will receive the form of consideration that the holder elects with respect to any or all shares of F&M Bancorp common stock held by such stockholder. In the merger, Mercantile will issue approximately 10.3 million shares of common stock and will pay approximately $123.5 million in cash (in each case subject to upward adjustment in the event any shares of F&M Bancorp common stock are issued pursuant to the exercise of outstanding F&M Bancorp stock options). If elections are made by F&M Bancorp stockholders that would result in an oversubscription of the pool of cash or Mercantile common stock, either those electing to receive cash or those electing to receive Mercantile common stock will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive.

Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger--Certain United States Federal Income Tax Consequences" beginning on page 41.

WE MAY FAIL TO REALIZE THE COST SAVINGS WE ESTIMATE FOR THE MERGER.

The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Mercantile and F&M Bancorp. Mercantile's management originally estimated that approximately $26.5 million of annual pre-tax (or $16.0 million after-tax) cost savings would be realized from the merger beginning in the fourth quarter 2003. While we continue to believe these cost savings estimates are achievable as of the date of this document, it is possible that the potential cost savings could turn out to be more difficult to achieve than we anticipated. Our cost savings estimates also depend on our ability to combine the businesses of Mercantile and F&M Bancorp in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT.

Mercantile and F&M Bancorp have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

BECAUSE OF THE CLOSING CONDITIONS IN THE MERGER AGREEMENT AND THE POSSIBILITY THAT EITHER MERCANTILE OR F&M BANCORP MAY TERMINATE THE MERGER AGREEMENT IN SPECIFIC INSTANCES, THERE CAN BE NO ASSURANCE THE MERGER WILL BE COMPLETED.

The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions. If Mercantile and F&M Bancorp are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.

MERCANTILE HAS VARIOUS ANTITAKEOVER MEASURES THAT COULD IMPEDE THE TAKEOVER OF MERCANTILE.

Mercantile has various antitakeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Mercantile without the approval of Mercantile's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Mercantile common stock.

         The antitakeover measures include:

         o a stockholders' rights plan which, among other things, provides for the dilution of the Mercantile common stock holdings of a person who, together with any affiliate of the person, acquires beneficial ownership of 10% or more of the outstanding Mercantile common stock; and

         o various charter provisions providing for, among other things, a "staggered" board of directors, fixing the number of directors only by vote of directors and filling vacancies on the board only by the vote of the remaining directors, and certain voting requirements in connection with removal of directors and calling special meetings of stockholders.

                  THE F&M BANCORP SPECIAL STOCKHOLDERS' MEETING

         The F&M Bancorp board is providing this document to you in connection with its solicitation of proxies for use at the special meeting of F&M Bancorp stockholders and at any adjournments or postponements of the special meeting. The special meeting will be held at F&M Bancorp's corporate headquarters, 110 Thomas Johnson Drive, Frederick, Maryland, at [10:00 a.m.] on ______, 2003. At the special meeting, you will be asked to consider and vote to approve the merger agreement and the consummation of the transactions contemplated thereby, including the merger.

         Mercantile is also providing this document to you as a prospectus in connection with the offer and sale by Mercantile of its shares of common stock as a result of the proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.

RECORD DATE

         The F&M Bancorp board has fixed the close of business on _________, 2003 as the record date for determining the F&M Bancorp stockholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were __________ issued and outstanding shares of F&M Bancorp common stock held by approximately ______ holders of record. Only holders of record of F&M Bancorp common stock as of the record date are entitled to notice of and to vote at the special meeting.

QUORUM; EFFECT OF ABSTENTIONS

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of F&M Bancorp common stock entitled to vote thereon, abstentions will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions.

PROXIES

         SOLICITATION. Proxies in the form included in the proxy card accompanying this document are being solicited by the F&M Bancorp board. Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger agreement and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger agreement will be voted in favor of any adjournment or postponement of the special meeting.

         Directors and officers of F&M Bancorp or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. F&M Bancorp will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by those persons, and F&M Bancorp will reimburse these persons for their reasonable out-of-pocket expenses.

         REVOCABILITY. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

         o        giving written notice of revocation to the Secretary of F&M
                  Bancorp,

         o properly submitting a duly executed proxy bearing a later date, or

         o        voting in person at the special meeting.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

                  F&M Bancorp
                  110 Thomas Johnson Drive
                  Frederick, Maryland  21702
                  Attention:  Gordon M. Cooley, Secretary

         A proxy appointment will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless notice of the death or incapacity is filed with the Secretary of F&M Bancorp, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.

VOTE REQUIRED

         The affirmative vote of the holders of a majority of the outstanding shares of F&M Bancorp common stock entitled to vote thereon is required for approval of the merger agreement. Each share of F&M Bancorp common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of F&M Bancorp and their affiliates owned and are entitled to vote __________ shares of F&M Bancorp common stock, which represents approximately ____% of the outstanding shares of F&M Bancorp common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither Mercantile nor any of its directors or executive officers or their affiliates held any shares of F&M Bancorp common stock.

RECOMMENDATION OF BOARD OF DIRECTORS

         The F&M Bancorp board has unanimously approved the merger agreement, believes that the merger is in the best interests of F&M Bancorp, and recommends that you vote "FOR" approval of the merger agreement. See "The Merger--Reasons of F&M Bancorp for the Merger" on page 22.

                                   THE MERGER


         THE FOLLOWING DESCRIPTION OF THE MATERIAL INFORMATION PERTAINING TO THE MERGER, INCLUDING THE MATERIAL TERMS AND CONDITIONS OF THE MERGER AGREEMENT, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED APPENDICES TO THIS DOCUMENT, INCLUDING THE MERGER AGREEMENT ATTACHED AS APPENDIX A, WHICH IS INCORPORATED BY REFERENCE INTO THIS DOCUMENT. WE URGE YOU TO READ THE APPENDICES IN THEIR ENTIRETY.

TRANSACTION STRUCTURE

         The merger agreement provides for a transaction in which F&M Bancorp will merge with and into Mercantile. Mercantile will be the surviving corporation in the merger. Each share of F&M Bancorp common stock issued and outstanding at the effective time of the merger will be converted into either an amount of cash or a number of shares of Mercantile common stock, as described below. Shares of Mercantile common stock issued in the merger will be accompanied by the requisite number of rights under Mercantile's stockholders' rights agreement. See "Comparative Rights of Stockholders - Stockholders' Rights Agreement." Following completion of the merger, Mercantile's wholly owned Maryland bank subsidiary, Fredericktown Bank & Trust Company, will be merged into F&M Bancorp's wholly owned Maryland bank subsidiary, Farmers & Mechanics Bank. Various Mercantile affiliate banks in the market area of Farmers & Mechanics Bank may accept certain branches, assets and liabilities of the surviving bank in connection with the integration of operations after the merger.

         The Mercantile charter will be the charter of the combined company after completion of the merger, and the Mercantile bylaws will be the bylaws of the combined company. Upon completion of the merger, two members of F&M Bancorp's current board of directors will be mutually selected by F&M Bancorp and Mercantile to join the Mercantile board of directors.

BACKGROUND OF THE MERGER

         Over the years the F&M Bancorp board has regularly reviewed F&M Bancorp's strategic alternatives, including whether F&M Bancorp should continue as an independent entity or combine with a larger financial institution. This review generally took into account a variety of factors, including F&M Bancorp's historical and projected earnings, the merger and acquisition environment affecting financial institutions, F&M Bancorp's competitive position relative to other banks and financial services institutions, and the values that might be obtainable in a business combination with a larger financial institution.

         The F&M Bancorp board undertook such a review in January 2003. At meetings of the F&M Bancorp board on January 9, 2003 and January 21, 2003, the F&M Bancorp board determined, based on its review of information presented by the management of F&M Bancorp and an analysis prepared by KBW and the values that the F&M Bancorp board believed might be obtainable in a business combination transaction, that it was likely that a business combination transaction would provide F&M Bancorp stockholders with greater value than that obtainable by F&M Bancorp through a course of continued independence. The F&M Bancorp board determined at the January 21 meeting that F&M Bancorp should seek indications of interest from third parties with respect to a potential business combination, authorized the engagement of KBW as financial adviser to F&M Bancorp and directed KBW to seek such indications of interest.

         KBW contacted seven financial institutions believed by it and F&M Bancorp's board and management to be potentially interested in and financially and otherwise capable of engaging in a business combination with F&M Bancorp. Six of these companies executed confidentiality agreements with F&M Bancorp and received information about F&M Bancorp. Each of these companies was requested to deliver a written preliminary indication of interest by February 14, 2003 containing the proposed terms upon which such party would be willing to enter into a business combination with F&M Bancorp. Each of these companies was further advised that, based on the proposals submitted, one or more companies would be provided access to additional financial and other information concerning F&M Bancorp and would be provided an opportunity following such additional due diligence to submit a final indication of interest to F&M Bancorp.

         Four companies submitted written proposals by the date specified by KBW. Two of these proposals, including the one submitted by Mercantile, were determined by the F&M Bancorp board to be materially superior to the other two proposals, and Mercantile and the other company submitting these superior proposals were invited to conduct additional due diligence on F&M Bancorp.

         Each of these companies conducted several days of due diligence and each submitted a revised indication of interest prior to the meeting of the F&M Bancorp board scheduled for March 7, 2003.

         At the March 7 meeting, the F&M Bancorp board reviewed with F&M Bancorp management, KBW and F&M Bancorp's legal advisors the financial terms of each proposal, the business, operations and prospects of Mercantile and the other bidder, certain pro forma financial data giving effect to a combination of F&M Bancorp with each of the bidders, and the financial terms of other business combinations in the banking industry. Based on the closing price of the common stock of Mercantile and the other party on March 6, 2003, Mercantile's proposal, consisting of 75% stock and 25% cash, had an indicated value of $45.34 per share of common stock of F&M Bancorp, and the other party's proposal, consisting of 70% stock and 30% cash, had an indicated value of $44.43 per share of F&M Bancorp common stock. Based on the average closing price of the common stock of Mercantile and the other party for the ten trading days ending on March 6, 2003, Mercantile's proposal had an indicated value of $46.00 per share of common stock of F&M Bancorp, and the other party's proposal had an indicated value of $45.01 per share of common stock of F&M Bancorp. At the conclusion of the meeting, the F&M Bancorp board authorized management and F&M Bancorp's financial and legal advisors to seek to negotiate a business combination transaction with Mercantile.

         Shortly thereafter, legal representatives of F&M Bancorp and Mercantile commenced negotiations of the terms of definitive transaction documents, Mercantile continued its due diligence review of F&M Bancorp and F&M Bancorp commenced its due diligence review of Mercantile. Management officials and the financial advisors of F&M Bancorp and Mercantile continued to discuss financial and other aspects of the proposed transaction, including Mercantile's proposed plans for integrating the operations of F&M Bancorp with those of Mercantile.

         On March 12, 2003, the F&M Bancorp board held a meeting to discuss and review, with the assistance of its legal and financial advisors, the definitive terms of the proposed merger with Mercantile. Management of F&M Bancorp reviewed with the F&M Bancorp board its due diligence findings concerning Mercantile. Representatives of KBW reviewed financial information concerning Mercantile and the proposed transaction, and delivered to the F&M Bancorp board KBW's oral opinion (which was subsequently confirmed in writing) that, as of such date, the consideration to be received by F&M Bancorp stockholders in the merger was fair to the F&M Bancorp stockholders from a financial point of view. See "--Opinion of F&M Bancorp's Financial Advisor" on page 25.

         Based upon the F&M Bancorp board's review of the definitive terms of the transaction, the opinion of KBW and other relevant factors, the F&M Bancorp board, by unanimous vote of all directors, authorized and approved the execution of the merger agreement. On March 13, 2003, the parties entered into the merger agreement.

REASONS OF F&M BANCORP FOR THE MERGER

         In reaching its determination to approve the merger and adopt the merger agreement, the F&M Bancorp board consulted with F&M Bancorp's management and its financial and legal advisors, and considered a number of factors. The following include all of the material factors considered by the F&M Bancorp board:

         o the F&M Bancorp board's familiarity with and review of F&M Bancorp's business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability;

         o the current and prospective economic and competitive environment facing the financial services industry generally, and F&M Bancorp in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on financial institutions such as F&M Bancorp;

         o the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;

         o the value to be received by holders of F&M Bancorp common stock pursuant to the merger agreement in relation to the historical trading prices of F&M Bancorp common stock;

         o the substantial increase in the pro forma dividends and earnings per share of F&M Bancorp stockholders receiving Mercantile common stock pursuant to the merger (see "Summary--Comparative Per Share Data" on page 11);

         o the information presented by KBW to the F&M Bancorp board with respect to the merger and the opinion of KBW that, as of the date of that opinion, the merger consideration was fair to the holders of F&M Bancorp common stock from a financial point of view (see "--Opinion of F&M Bancorp's Financial Advisor" below);

         o the F&M Bancorp board's review, based on the presentation of its financial advisor, of the business, operations, financial condition and earnings of Mercantile on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of Mercantile common stock, and the resulting relative interests of F&M Bancorp stockholders and Mercantile stockholders in the common equity of the combined company;

         o the fact that Mercantile has existing resources to fund the cash portion of the merger consideration;

         o the previous experience of management of Mercantile in completing acquisition transactions;

         o the process conducted by F&M Bancorp's financial advisor in exploring and determining the potential value which could be realized by F&M Bancorp's stockholders in a business combination transaction, including the contacts between F&M Bancorp's financial advisor with certain financial institutions determined to be the most likely companies to be both interested in and financially and otherwise capable of engaging in a business combination transaction with F&M Bancorp, the fact that each of the selected financial institutions which expressed interest in a business combination transaction with F&M Bancorp was afforded an opportunity to submit proposals for such a transaction to F&M Bancorp, the terms of the proposals received by F&M Bancorp from those institutions and the fact that the indicated value of the merger consideration in the Mercantile proposal was higher than the indicated values of the consideration offered in the other proposals submitted to F&M Bancorp;

         o the general impact that the merger could be expected to have on the constituencies served by F&M Bancorp, including its customers, employees and communities;

         o the expectation that the merger would constitute a reorganization under section 368(a) of the Internal Revenue Code and that it would be accounted for as a purchase for accounting and financial reporting purposes (see "--Certain United States Federal Income Tax Consequences" on page 41 and "--Accounting Treatment" on page 64);

         o the United States federal income tax consequences to F&M Bancorp stockholders of receiving cash in exchange for their shares of F&M Bancorp common stock;

         o the fact that Mercantile has agreed to (i) appoint two members of the board of directors of F&M Bancorp to the board of directors of Mercantile, (ii) appoint four members of the board of directors of F&M Bancorp to the board of directors of a subsidiary bank of Mercantile, and (iii) appoint the other members of the board of directors of F&M Bancorp as members of an advisory board of Mercantile, all of which are expected to provide a degree of continuity and involvement by F&M Bancorp following the merger, in the interest of F&M Bancorp's stockholders, customers and employees;

         o that the directors and officers of F&M Bancorp might be deemed to have interests in the merger other than their interests generally as F&M Bancorp stockholders (See "--Interests of Certain Persons in the Merger" on page 46);

         o the results of the due diligence investigation of Mercantile conducted by F&M Bancorp's management and F&M Bancorp's legal advisors;

         o the F&M Bancorp board's assessment, with the assistance of counsel, concerning the likelihood that Mercantile would obtain all requisite regulatory approvals required for the merger;

         o the terms of the $20 million termination fee in favor of Mercantile, including the risk that the termination fee might discourage third parties from offering to acquire F&M Bancorp by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to Mercantile's willingness to enter into the merger agreement; and

         o the alternative strategic courses available to F&M Bancorp, including remaining independent and exploring other potential business combination transactions.

         The preceding discussion of the information and factors considered by the F&M Bancorp board was not intended to be exhaustive but includes all of the material factors considered by the F&M Bancorp board. In the course of its deliberations with respect to the merger, the F&M Bancorp board discussed the anticipated impact of the merger on F&M Bancorp, its stockholders, and its various other constituencies, and no material disadvantages expected to result from the merger were identified during these discussions. In reaching its determination to approve and recommend the merger, the F&M Bancorp board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

         THE F&M BANCORP BOARD BELIEVES THE MERGER IS IN THE BEST INTERESTS OF F&M BANCORP AND THE F&M BANCORP STOCKHOLDERS. THE F&M BANCORP BOARD UNANIMOUSLY RECOMMENDS THE F&M BANCORP STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THAT AGREEMENT.

OPINION OF F&M BANCORP'S FINANCIAL ADVISOR

         F&M Bancorp engaged KBW to render financial advisory and investment banking services to and at the request of F&M Bancorp. KBW agreed to assist F&M Bancorp in analyzing, structuring, negotiating and effecting a transaction. F&M Bancorp selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with F&M Bancorp and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

         As part of its engagement, representatives of KBW attended the meeting of the F&M Bancorp board held on March 12, 2003, at which the F&M Bancorp board evaluated the proposed merger with Mercantile. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered a verbal opinion, subsequently confirmed in writing, that, as of such date, the consideration to be received by F&M Bancorp stockholders in the merger was fair to those stockholders from a financial point of view. The F&M Bancorp board approved the merger agreement at this meeting.

         The full text of KBW's written opinion is attached as Appendix C to this document and is incorporated herein by reference. F&M Bancorp's stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

         KBW'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION IS DIRECTED TO THE F&M BANCORP BOARD AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO THE F&M BANCORP STOCKHOLDERS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY F&M BANCORP STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE AT THE F&M BANCORP SPECIAL MEETING ON THE MERGER OR ANY RELATED MATTER.

         In rendering its opinion, KBW:

         o        reviewed, among other things,
                  o        the merger agreement,
                  o Annual Reports to stockholders and Annual Reports on Form 10-K of Mercantile,
                  o        Quarterly Reports on Form 10-Q of Mercantile,
                  o Annual Reports to stockholders and Annual Reports on Form 10-K of F&M Bancorp, and
                  o        Quarterly Reports on Form 10-Q of F&M Bancorp;

         o held discussions with members of senior management of F&M Bancorp and Mercantile regarding
                  o        past and current business operations,
                  o        regulatory relationships,
                  o        financial condition, and
                  o        future prospects of the respective companies;

         o reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for F&M Bancorp and Mercantile and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

         o compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

         o performed other studies and analyses that it considered appropriate.

         In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of F&M Bancorp and Mercantile as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Mercantile and F&M Bancorp are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Mercantile or F&M Bancorp, nor did they examine or review any individual credit files.

         The projections furnished to KBW and used by it in certain of its analyses were prepared by F&M Bancorp's and Mercantile's senior management teams. F&M Bancorp and Mercantile do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

         For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

         o the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

         o the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

         o each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

         o all conditions to the completion of the merger will be satisfied without any waivers; and

         o in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

         KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of F&M Bancorp's common stock into Mercantile common stock will be tax-free for Mercantile and F&M Bancorp. KBW's opinion is not an expression of an opinion as to the prices at which shares of F&M Bancorp common stock or shares of Mercantile common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

         In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, F&M Bancorp and Mercantile. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the F&M Bancorp board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the F&M Bancorp board with respect to the fairness of the merger consideration.

         The following is a summary of the material analyses presented by KBW to the F&M Bancorp board on March 12, 2003, in connection with its oral fairness opinion, which was subsequently confirmed in writing. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the F&M Bancorp board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

         SUMMARY OF PROPOSAL. F&M Bancorp stockholders will receive $123,514,106 in cash and 10,335,714 shares of Mercantile common stock, subject to proportionate increase in the event that any stock options of F&M Bancorp are exercised subsequent to March 12, 2003 and prior to the third day immediately prior to the effective time of the merger. Based upon Mercantile's average closing share price for the 10 business days prior to and including March 12, 2003 of $35.85 and 10,739,654 F&M Bancorp shares outstanding, KBW calculated a $46.00 price per F&M Bancorp share. Based upon Mercantile's March 12, 2003 closing price, KBW calculated a $44.42 price per F&M Bancorp share.

         SELECTED PEER GROUP ANALYSIS. KBW compared the financial performance and market performance of Mercantile to those of a group of comparable mid-atlantic bank holding companies with assets between $5.0 and $20.0 billion and F&M Bancorp to those of a group of comparable mid-atlantic bank holding companies with assets between $1.0 billion and $5.0 billion.

         Companies included in Mercantile's peer group were:

         Commerce Bancorp, Inc.
         First Citizens BancShares, Inc.
         FirstMerit Corporation
         Fulton Financial Corporation
         Hudson United Bancorp
         Sky Financial Group Inc.
         Susquehanna Bancshares, Inc.
         United Bankshares, Inc.
         Valley National Bancorp

         Companies included in F&M Bancorp's peer group were:

         City Holding Company
         Community Banks, Inc.
         First Commonwealth Financial Corporation
         First Community Bancshares, Inc.
         National Penn Bancshares, Inc.
         Omega Financial Corporation
         Provident Bankshares Corporation
         S&T Bancorp, Inc.
         Sandy Spring Bancorp, Inc.
         Sterling Financial Corporation
         Union Bankshares Corporation
         Virginia Financial Group, Inc.
         WesBanco, Inc.

         To perform this analysis, KBW used the financial information as of and for the quarter or year ended December 31, 2002. Market price information was as of March 11, 2003, and 2003 earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

         KBW's analysis showed the following concerning Mercantile's and F&M Bancorp's financial performance:

                                                              MERCANTILE                               F&M BANCORP
                                                                 PEER                                      PEER
                                                                GROUP                                     GROUP
FINANCIAL PERFORMANCE MEASURES:            MERCANTILE           MEDIAN           F&M BANCORP              MEDIAN
                                           ----------           ------           -----------              ------
Return on Average Equity                       15.10%           16.36%             13.82%                 14.91%
Return on Average Assets                        1.88%           1.19%               1.27%                 1.25%
Quarter Net Interest Margin                     4.55%           4.19%               4.24%                 4.26%
Efficiency Ratio                                 46%             52%                 62%                   57%

         KBW's analysis showed the following concerning Mercantile's and F&M Bancorp's financial condition:

                                                              MERCANTILE                               F&M BANCORP
                                                                 PEER                                      PEER
                                                                GROUP                                     GROUP
FINANCIAL PERFORMANCE MEASURES:            MERCANTILE           MEDIAN           F&M BANCORP              MEDIAN
                                           ----------           ------           -----------              ------
Equity / Assets                                12.27%           7.91%               8.80%                 9.13%
Leverage Ratio                                 11.20%           8.11%               8.55%                 8.49%
Loan Loss Reserves / Loans                      1.90%           1.48%               1.05%                 1.36%
Net Charge Offs / Average Loans                 0.27%           0.24%               0.13%                 0.35%
Non Performing Assets / Assets                  0.31%           0.24%               0.12%                 0.41%
Loans / Deposits                                 89%             86%                 82%                   81%

         KBW's analysis showed the following concerning Mercantile's and F&M Bancorp's market performance:

                                                              MERCANTILE                               F&M BANCORP
                                                                 PEER                                      PEER
                                                                GROUP                                     GROUP
FINANCIAL PERFORMANCE MEASURES:            MERCANTILE           MEDIAN           F&M BANCORP              MEDIAN
                                           ----------           ------           -----------              ------
Price to Earnings Multiple, based on            12.0x           12.5x               12.9x                 13.5x
2003 GAAP estimated earnings
Price to Book Multiple Value                    1.80x           2.01x               1.80x                 2.00x
Price to Tangible Book Multiple Value           1.96x           2.47x               1.82x                 1.88x
Dividend Yield                                  3.5%             3.7%               3.7%                   3.3%

         FINANCIAL IMPACT ANALYSIS. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Mercantile and F&M Bancorp. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Mercantile. The analysis assumed the 2004 First Call consensus earnings per share estimate of $3.15 and 8% growth thereafter for Mercantile. For F&M Bancorp, the analysis assumed the 2003 First Call consensus earnings per share estimate of $2.40 and 9% growth thereafter. This analysis indicated that the merger is expected to be accretive to estimated earnings per share in 2004, and accretive to cash earnings per share in 2004. Cash earnings were estimated by adding the anticipated core deposit intangible amortization expense to GAAP earnings. The analysis also indicated that the merger is expected to be accretive to Mercantile's book value per share, but dilutive to Mercantile's tangible book value per share as of December 31, 2002. Furthermore, the analysis indicated that Mercantile's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratio would all decline but remain above regulatory minimums for well capitalized institutions. This analysis was based on certain assumptions provided by Mercantile with regard to cost savings, merger related charges and the amortization of intangibles. For all of the above analyses, the actual results achieved by Mercantile following the merger will vary from the projected results, and the variations may be material.

         COMPARABLE TRANSACTION ANALYSIS. KBW reviewed certain financial data related to comparably sized acquisitions of bank holding companies announced after December 31, 1999, with aggregate transaction values between $250 million and $1 billion. The transactions included in the group were:

         Marshall & Ilsley Corporation / Mississippi Valley Bancshares, Inc. BB&T Corporation / AREA Bancshares Corporation
         BB&T Corporation / Mid-America Bancorp
         F.N.B. Corporation / Promistar Financial Corporation
         Marshall & Ilsley Corporation / National City Bancorporation
         BB&T Corporation / Century South Banks, Inc.
         Park National Corporation / Security Banc Corporation
         Wachovia Corporation. / Republic Security Financial Corporation Valley National Bancorp / Merchants New York Bancorp, Inc.
         M&T Bank Corporation / Premier National Bancorp
         Wells Fargo & Company / Brenton Banks, Inc.
         BancorpSouth, Inc. / First United Bancshares, Inc.
         Wells Fargo & Company / First Commerce Bancshares, Inc.
         Carolina First Corporation / Anchor Financial Corporation

         Transaction multiples for the merger were derived from both the $46.00 (based on Mercantile's closing share price for the 10 business days prior to and including March 12, 2002) and $44.42 (based on Mercantile's closing share price on March 12, 2003) per share price for F&M Bancorp. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

TRANSACTION PRICE TO:                               MERCANTILE / F&M         MERCANTILE / F&M       COMPARABLE
                                                     BANCORP MERGER           BANCORP MERGER       TRANSACTIONS
                                                    (10-DAY AVERAGE)         (MARCH 12, 2003)         MEDIAN
                                                    ----------------         ----------------         ------
Book Value (12/31/02)                                      268%                    259%                  198%
Tangible Book Value (12/31/02)                             271%                    262%                  218%
2002 Earnings per Share                                   20.4x                   19.7x                 17.1x
2003 Estimated Earnings per Share (First Call)            19.2x                   18.5x                 15.4x

         No company or transaction used as a comparison in the above analysis is identical to F&M Bancorp, Mercantile or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

         DISCOUNTED CASH FLOW ANALYSIS. KBW estimated the present value of F&M Bancorp's common stock based on a continued independence scenario by adding (i) the present value of the estimated future dividend stream that F&M Bancorp could generate over the period beginning January 2003 and ending in December 2008, and
(ii) the present value of the terminal value of the F&M Bancorp common stock. The earnings assumptions that formed the basis of the analysis were based on First Call consensus earnings per share estimate for 2003 and an assumed earnings growth rate of 9% for 2004 to 2008. For a projected dividend stream, KBW assumed a constant dividend payout ratio of 48%. A sensitivity table was presented with a range of discount rates from 10.0% to 14.0% and a range of terminal multiples from 11.5 to 14.5 times were applied to the 2008 earnings per share estimate. This resulted in a range of values from $26.23 to $37.70 per share.

         KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of F&M Bancorp common stock.

         CONTRIBUTION ANALYSIS. KBW analyzed the relative contribution of each of F&M Bancorp and Mercantile to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, tangible common equity, deposits, loans, pro forma ownership, 2002 net income and 2003 estimated net income. KBW compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for F&M Bancorp based on an assumed exchange ratio of 1.2831 for 100% of F&M Bancorp's shares. The results of KBW's analysis are set forth in the following table.

CATEGORY                                              MERCANTILE            F&M BANCORP
--------                                              ----------            -----------
2002 Net Income                                           89%                   11%
2003 Estimated Net Income                                 89%                   11%
 Assets                                                   84%                   16%
 Loans (gross)                                            85%                   15%
 Deposits                                                 84%                   16%
 Common Equity                                            88%                   12%
Tangible Common Equity                                    87%                   13%
Pro Forma Ownership (common shares)                       83%                   17%

         OTHER ANALYSES. KBW reviewed the relative financial and market performance of F&M Bancorp and Mercantile to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Mercantile.

         The F&M Bancorp board has retained KBW as an independent contractor to act as financial adviser to F&M Bancorp regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, F&M Bancorp and Mercantile. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of F&M Bancorp and Mercantile for KBW's own account and for the accounts of its customers.

         F&M Bancorp and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. F&M Bancorp agreed to pay KBW a cash fee of $100,000 concurrent with the execution of a definitive merger agreement, $250,000 concurrent with the mailing of a merger related proxy statement, and, at the time of closing, a cash fee ("Contingent Fee") equal to 1.00% of the aggregate market value of the consideration paid for F&M Bancorp in any transaction, provided however that any fees paid prior to the Contingent Fee will be credited against the Contingent Fee. Pursuant to the KBW engagement agreement, F&M Bancorp also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

MERGER CONSIDERATION

         The merger agreement provides that at the effective time of the merger each share of F&M Bancorp common stock issued and outstanding immediately prior to the effective time will be converted into either a number of shares of Mercantile common stock or an amount of cash, in each case as described below. F&M Bancorp stockholders will have the right to elect to convert their F&M Bancorp common stock into cash, Mercantile common stock or a combination of cash and Mercantile common stock. See "--Election Procedure." Shares of Mercantile common stock issued in the merger will be accompanied by the requisite number of rights under Mercantile's stockholders' rights agreement. See "Comparative Rights of Stockholders - Stockholders' Rights Agreement." In our discussion we refer to the number of shares of Mercantile common stock to be received for each share of F&M Bancorp common stock being converted into Mercantile stock as the "PER SHARE STOCK CONSIDERATION," and we refer to the amount of cash to be received for each share of F&M Bancorp common stock being converted into cash as the "PER SHARE CASH CONSIDERATION."

         In the merger, assuming that none of the outstanding options to purchase shares of F&M Bancorp common stock has been exercised, Mercantile will issue approximately 10,335,700 shares of common stock and will pay approximately $123,514,000 in cash. The actual per share stock consideration and per share cash consideration to be paid to F&M Bancorp stockholders cannot be determined until the third day immediately prior to the effective time of the merger. We intend to announce these amounts when known.

         The per share cash consideration will be equal to the amount obtained by dividing the "TRANSACTION VALUE" by the number of "EXCHANGEABLE SHARES." In our discussion we also refer to that amount as the "PER SHARE CONSIDERATION."

         o        The "TRANSACTION VALUE" is the dollar amount of the sum of:

                  (1) the product of (A) the aggregate number of shares Mercantile will issue pursuant to the merger (which is the product of 1.2831 and 75% of the exchangeable shares) and (B) the "final stock price," and

                  (2) the aggregate amount of cash Mercantile will pay pursuant to the merger (which is the product of (A) 25% of the exchangeable shares and (B) $46.00). We refer to this aggregate amount of cash as the "TOTAL CASH AMOUNT."

         o The "FINAL STOCK PRICE" is the average of the closing sale prices of Mercantile common stock as reported on Nasdaq during the ten consecutive trading days during which the shares of Mercantile common stock are traded on Nasdaq ending on the third calendar day immediately prior to the effective time of the merger. We refer to this ten trading-day period as the "VALUATION PERIOD."

         o The number of "EXCHANGEABLE SHARES" is the total number of shares of F&M Bancorp common stock outstanding as of the close of business on the last day of the valuation period.

         The per share stock consideration will be the number of shares of Mercantile common stock obtained by dividing the per share consideration by the final stock price.

         The formula described above is designed to substantially equalize the value of the consideration to be received for each share of F&M Bancorp common stock in the merger at the time the calculation is made, regardless of whether an F&M Bancorp stockholder elects to receive cash, Mercantile common stock, or a combination of cash and Mercantile common stock. This equalization mechanism was deemed to be desirable because the value of the Mercantile common stock will fluctuate. In order to ensure that the value of the consideration for each share of F&M Bancorp common stock is as equal as possible upon receipt by F&M Bancorp stockholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the final stock price.

         For example, if the average closing price of Mercantile common stock during the applicable measurement period were $36.71, an F&M Bancorp stockholder receiving stock would receive 1.2756 shares of Mercantile common stock per share of F&M Bancorp common stock having a value, based on such average closing price, of $46.83 per share, and an F&M Bancorp stockholder receiving cash would receive $46.83 in cash per share of F&M Bancorp common stock, subject in each case to the allocation procedures described below. Based on that average price, 25% of the outstanding shares of F&M Bancorp common stock would be exchanged for cash, and 75% would be exchanged for Mercantile common stock (assuming that none of the outstanding options to purchase shares of F&M Bancorp common stock has been exercised).

         If the price of Mercantile common stock increases, then the number of shares of F&M Bancorp common stock being exchanged for cash would decrease and the number of shares being exchanged for Mercantile common stock would increase. For example, if the average closing price during the actual valuation period is $40.38 (10% higher than $36.71), then 22.84% of the outstanding shares of F&M Bancorp common stock would be exchanged for cash, and 77.16% would be exchanged for Mercantile common stock (assuming that none of the outstanding options to purchase shares of F&M Bancorp common stock has been exercised). Based on the average closing price of $40.38, an F&M Bancorp stockholder receiving stock would receive 1.2471 shares of Mercantile common stock per share of F&M Bancorp common stock having a value, based on that average closing price, of $50.36 per share, and an F&M Bancorp stockholder receiving cash would receive $50.36 in cash per share of F&M Bancorp common stock, subject in each case to the allocation procedures described below.

         If the price of Mercantile common stock decreases, then the number of shares of F&M Bancorp common stock being exchanged for cash would increase and the number of shares being exchanged for Mercantile common stock would decrease. For example, if the average closing price during the actual valuation period is $33.04 (10% lower than $36.71), then approximately 26.56% of the outstanding shares of F&M Bancorp common stock would be exchanged for cash, and approximately 73.44% would be exchanged for Mercantile common stock (assuming that none of the outstanding options to purchase shares of F&M Bancorp common stock has been exercised). Based on the average closing price of $33.04, an F&M Bancorp stockholder receiving stock would receive 1.3104 shares of Mercantile common stock per share of F&M Bancorp common stock having a value, based on such average closing price, of $43.29 per share, and an F&M Bancorp stockholder receiving cash would receive $43.29 in cash per share of F&M Bancorp common stock, subject in each case to the allocation procedures described below.

         The following table sets forth, based on various average closing prices of Mercantile common stock, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentage of outstanding shares of F&M Bancorp common stock that would be converted into Mercantile common stock and cash based on such average closing prices. The table is based on the assumption that no F&M Bancorp options have been exercised prior to the closing of the merger and the number of exchangeable shares is 10,740,357. To the extent that the number of shares of F&M Bancorp common stock outstanding increases as a result of the exercise of options, the number of exchangeable shares will increase and the transaction value will increase. Each additional exchangeable share resulting from the exercise of options will increase the transaction value by 0.9623 shares and $11.50 in cash.

                                       PER SHARE                                        PERCENTAGE OF OUTSTANDING
                                         STOCK                                         SHARES OF F&M BANCORP COMMON
                                      CONSIDERATION                                          STOCK TO RECEIVE
AVERAGE CLOSING     TRANSACTION        (SHARES OF     VALUE OF PER     PER SHARE      ------------------------------
 PRICE DURING          VALUE           MERCANTILE     SHARE STOCK         CASH            STOCK            CASH
VALUATION PERIOD     (IN 000S)        COMMON STOCK)   CONSIDERATION   CONSIDERATION   CONSIDERATION   CONSIDERATION
----------------     ---------        -------------   -------------   -------------   -------------   -------------
    $40.00           $536,943             1.2498       $49.9930         $49.9930           77.0%            23.0%
     39.50            531,775             1.2535        49.5118          49.5118           76.8             23.2
     39.00            526,607             1.2572        49.0307          49.0307           76.5             23.5
     38.50            521,439             1.2610        48.5495          48.5495           76.3             23.7
     38.00            516,271             1.2650        48.0684          48.0684           76.1             23.9
     37.50            511,103             1.2690        47.5872          47.5872           75.8             24.2
     37.00            505,936             1.2731        47.1060          47.1060           75.6             24.4
     36.50            500,768             1.2774        46.6249          46.6249           75.3             24.7
     36.00            495,600             1.2818        46.1437          46.1437           75.1             24.9
     35.50            490,432             1.2863        45.6625          45.6625           74.8             25.2
     35.00            485,264             1.2909        45.1814          45.1814           74.5             25.5
     34.50            480,096             1.2957        44.7002          44.7002           74.3             25.7
     34.00            474,928             1.3006        44.2191          44.2191           74.0             26.0
     33.50            469,761             1.3056        43.7379          43.7379           73.7             26.3
     33.00            464,593             1.3108        43.2567          43.2567           73.4             26.6
     32.50            459,425             1.3162        42.7756          42.7756           73.1             26.9
     32.00            454,257             1.3217        42.2944          42.2944           72.8             27.2
     31.50            449,089             1.3274        41.8132          41.8132           72.5             27.5
     31.00            443,921             1.3333        41.3321          41.3321           72.2             27.8
     30.50            438,753             1.3394        40.8509          40.8509           71.8             28.2
     30.00            433,586             1.3457        40.3698          40.3698           71.5             28.5

         Based on the $34.21 closing price of Mercantile common stock on March 12, 2003, the day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $44.42 per F&M Bancorp share. Based on the $36.71 closing price of Mercantile common stock on April 22, 2003, the merger had a value of approximately $46.83 per F&M Bancorp share.

         An additional table is attached as Appendix B, which gives examples of the Mercantile common stock and cash that may be received based on the election by a hypothetical F&M Bancorp stockholder to receive all cash or all stock and on different average closing prices of Mercantile common stock.

         NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MERCANTILE COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MERCANTILE COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY AN F&M BANCORP STOCKHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MERCANTILE COMMON STOCK RECEIVED BY AN F&M BANCORP STOCKHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MERCANTILE DUE TO NUMEROUS MARKET FACTORS.

         F&M Bancorp may also terminate the merger agreement if shortly before the effective date of the merger, (1) the trailing 20-day average closing stock price of Mercantile is less than $27.37 and (2) Mercantile's stock price has underperformed the NASDAQ Bank Index by 20% or more since March 12, 2003. This is subject to Mercantile's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See "--Termination of the Merger Agreement."

         If, between the date of the merger agreement and the effective time, the shares of Mercantile common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

         No fractional shares of Mercantile common stock will be issued to any holder of Mercantile common stock upon completion of the merger. For each fractional share that would otherwise be issued, Mercantile will pay cash in an amount equal to the fraction multiplied by the per share cash consideration. No interest will be paid or accrued on cash payable in lieu of fractional shares of Mercantile common stock.

         The terms of the merger were determined by F&M Bancorp and Mercantile on the basis of arm's-length negotiations.

ELECTION PROCEDURE

         Subject to the allocation mechanism described in the next section, each F&M Bancorp stockholder may elect to receive with respect to his or her shares of F&M Bancorp common stock, all cash, all Mercantile common stock or a combination of cash and Mercantile common stock.

         CASH ELECTION SHARES. Stockholders who elect to receive cash for some or all of their shares will receive the per share cash consideration in respect of that portion of such holder's shares of F&M Bancorp common stock equal to such holder's cash election, subject to the allocation mechanism described below. In our discussion we refer to the shares held by stockholders who have made cash elections as "cash election shares."

         STOCK ELECTION SHARES. Stockholders who elect to receive Mercantile common stock for some or all of their shares will receive the per share stock consideration in respect of that portion of such holder's shares of F&M Bancorp common stock equal to such holder's stock election, subject to the allocation mechanism described below. In our discussion we refer to the shares held by stockholders who have made stock elections as "stock election shares."

         NON-ELECTION SHARES. Stockholders who indicate that they have no preference as to whether they receive cash or Mercantile common stock, and stockholders who do not make a valid election, will be deemed to have made a "non-election." Stockholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of F&M Bancorp common stock. In our discussion we refer to the shares held by stockholders who have made no election as "non-electing shares." See "--Allocation" below.

         For example, assuming an F&M Bancorp stockholder holds 100 shares of F&M Bancorp stock (and that the average closing price of Mercantile common stock for the applicable ten trading day period were $36.71), if such stockholder made:

         o AN ALL STOCK ELECTION, he would receive approximately 128 shares of Mercantile common stock (and cash in lieu of fractional shares) having a total value of approximately $4,683; and

         o AN ALL CASH ELECTION, he would receive approximately $4,683 in cash.

The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading "The Merger--Allocation" beginning on page 40 of this document.

         A FIXED NUMBER OF SHARES OF MERCANTILE COMMON STOCK WILL BE ISSUED AND A FIXED AMOUNT OF CASH PAID IN THE MERGER. ACCORDINGLY, THERE IS NO ASSURANCE THAT A HOLDER OF F&M BANCORP COMMON STOCK WILL RECEIVE THE FORM OF CONSIDERATION THAT THE HOLDER ELECTS WITH RESPECT TO ANY OR ALL SHARES OF F&M BANCORP COMMON STOCK HELD BY THAT HOLDER. IF THE ELECTIONS RESULT IN AN OVERSUBSCRIPTION WITH RESPECT TO SHARES OF F&M BANCORP COMMON STOCK WHICH WOULD OTHERWISE RECEIVE EITHER THE PER SHARE STOCK CONSIDERATION OR THE PER SHARE CASH CONSIDERATION, THE PROCEDURES FOR ALLOCATING MERCANTILE COMMON STOCK AND CASH, DESCRIBED BELOW UNDER "--ALLOCATION," WILL BE FOLLOWED BY THE EXCHANGE AGENT.

         ELECTION FORM. The merger agreement provides that 35 days prior to the anticipated date of completion of the merger, the companies will mail to F&M Bancorp stockholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to specify (i) the number of shares with respect to which the holder elects to receive the per share stock consideration, (2) the number of shares with respect to which the holder elects to receive the per share cash consideration or (3) that the holder makes no election. The companies will mail the form of election to each F&M Bancorp stockholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date. Mercantile will also make available forms of election to persons who become holders of F&M Bancorp common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

         Holders of F&M Bancorp common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of F&M Bancorp common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m. on the 33rd day following the mailing date, will be deemed non-electing shares.

         TO MAKE AN ELECTION, A HOLDER OF F&M BANCORP COMMON STOCK MUST SUBMIT A PROPERLY COMPLETED ELECTION FORM SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ELECTION FORM. AN ELECTION FORM WILL BE PROPERLY COMPLETED ONLY IF ACCOMPANIED BY CERTIFICATES REPRESENTING ALL SHARES OF F&M BANCORP COMMON STOCK COVERED BY THE ELECTION FORM (OR APPROPRIATE EVIDENCE AS TO THE LOSS, THEFT OR DESTRUCTION OF SUCH CERTIFICATE, APPROPRIATE EVIDENCE AS TO THE OWNERSHIP OF THAT CERTIFICATE BY THE CLAIMANT, AND APPROPRIATE AND CUSTOMARY INDEMNIFICATION).

         An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of F&M Bancorp common stock making a revocation, return the certificates of F&M Bancorp common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Mercantile regarding these matters will be binding and conclusive. NEITHER MERCANTILE NOR THE EXCHANGE AGENT WILL BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECTS IN AN ELECTION FORM.

         LETTER OF TRANSMITTAL. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was an F&M Bancorp stockholder at the effective time of the merger who has not previously and properly surrendered shares of F&M Bancorp common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of F&M Bancorp common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

         Until you surrender your F&M Bancorp stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time with respect to Mercantile common stock into which any of your shares may have been converted. When you surrender your certificates, Mercantile will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of F&M Bancorp of any shares of F&M Bancorp common stock. If certificates representing shares of F&M Bancorp common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of F&M Bancorp common stock represented by that certificate shall have been converted.

         If a certificate for F&M Bancorp common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

ALLOCATION

         A fixed number of shares of Mercantile common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to any or all shares of F&M Bancorp common stock you hold. If the elections of all of the F&M Bancorp stockholders result in an oversubscription of the pool of cash or Mercantile common stock, the exchange agent will allocate between cash and Mercantile common stock in the manner described below.

         OVERSUBSCRIPTION OF THE CASH CONSIDERATION. If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is more than the total cash amount, then:

         o all stock election shares and non-electing shares will be converted into the per share stock consideration;

         o the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

         o all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share stock consideration; and

         o the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

         OVERSUBSCRIPTION OF THE STOCK CONSIDERATION. If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is less than the total cash amount, then:

         o all cash election shares will be converted into the per share cash consideration;

         o the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

         o all shares selected by the exchange agent through the pro rata selection process described in the prior bullet point will be converted into the per share cash consideration; and

         o the stock election shares and non-electing shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

         The allocation described above will be computed by the exchange agent within ten days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by F&M Bancorp and Mercantile.

         BECAUSE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING CASH, MERCANTILE COMMON STOCK, OR BOTH CASH AND MERCANTILE COMMON STOCK WILL DIFFER, F&M BANCORP STOCKHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTION "--CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" AND TO CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO THEM. IN ADDITION, BECAUSE THE STOCK CONSIDERATION CAN FLUCTUATE IN VALUE FROM THE DETERMINATION MADE DURING THE VALUATION PERIOD, THE ECONOMIC VALUE PER SHARE RECEIVED BY F&M BANCORP STOCKHOLDERS WHO RECEIVE THE STOCK CONSIDERATION MAY, AS THE DATE OF RECEIPT BY THEM, BE MORE OR LESS THAN THE AMOUNT OF CASH CONSIDERATION PER SHARE RECEIVED BY F&M BANCORP STOCKHOLDERS WHO RECEIVE CASH CONSIDERATION.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a general summary of certain material United States federal income tax consequences of the merger to a stockholder of F&M Bancorp that holds its shares of F&M Bancorp common stock as a capital asset. In this discussion, we refer to such a stockholder as a "HOLDER." This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to holders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, investors in pass-through entities, holders that hold their shares of F&M Bancorp common stock as part of a hedge, straddle or conversion transaction, holders that acquired their shares of F&M Bancorp common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         EACH HOLDER OF F&M BANCORP COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

         Consummation of the merger is conditioned upon the receipt by F&M Bancorp of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to F&M Bancorp, and upon the receipt by Mercantile of the opinion of Venable, Baetjer and Howard, LLP, counsel to Mercantile, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither F&M Bancorp nor Mercantile intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         Assuming the opinions referred to above are received, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its F&M Bancorp common stock for cash, Mercantile common stock or a combination of cash and Mercantile common stock.

         EXCHANGE SOLELY FOR CASH. In general, if, pursuant to the merger, a holder exchanges all of the shares of F&M Bancorp common stock actually owned by it solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of F&M Bancorp common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder's holding period with respect to the F&M Bancorp common stock surrendered is more than one year. If, however, the holder constructively owns shares of F&M Bancorp common stock that are exchanged for shares of Mercantile common stock in the merger or owns shares of Mercantile common stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading "Exchange for Mercantile Common Stock and Cash," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder's gain.

         EXCHANGE SOLELY FOR MERCANTILE COMMON STOCK. If, pursuant to the merger, a holder exchanges all of the shares of F&M Bancorp common stock actually owned by it solely for shares of Mercantile common stock, such holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Mercantile common stock (as discussed below). The aggregate adjusted tax basis of the shares of Mercantile common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of F&M Bancorp common stock surrendered for the Mercantile common stock (reduced by the tax basis allocable to any fractional share of Mercantile common stock for which cash is received), and the holding period of the Mercantile common stock will include the period during which the shares of F&M Bancorp common stock were held by such holder. If a holder has differing bases or holding periods in respect of its shares of F&M Bancorp common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Mercantile common stock received in the exchange.

         EXCHANGE FOR MERCANTILE COMMON STOCK AND CASH. If, pursuant to the merger, a holder exchanges all of the shares of F&M Bancorp common stock actually owned by it for a combination of Mercantile common stock and cash, the holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Mercantile common stock received pursuant to the merger over such holder's adjusted tax basis in its shares of F&M Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the holder's holding period with respect to the F&M Bancorp common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See "--Possible Treatment of Cash as a Dividend" below.

         The aggregate tax basis of Mercantile common stock received by a holder that exchanges its shares of F&M Bancorp common stock for a combination of Mercantile common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of F&M Bancorp common stock surrendered for Mercantile common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Mercantile common stock will include the holding period of the shares of F&M Bancorp common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of F&M Bancorp common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Mercantile common stock received in the exchange.

         POSSIBLE TREATMENT OF CASH AS A DIVIDEND. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of Mercantile. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of F&M Bancorp common stock solely for Mercantile common stock and then Mercantile immediately redeemed (the "deemed redemption") a portion of such Mercantile common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is
(1) "substantially disproportionate" with respect to the holder or (2) "not essentially equivalent to a dividend."

         The deemed redemption generally will be "substantially disproportionate" with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. In order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must generally result in a "meaningful reduction" in the holder's deemed percentage stock ownership of Mercantile. In general, such determination requires a comparison of (1) the percentage of the outstanding stock of Mercantile that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Mercantile that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the holder. As these rules are complex and dependent upon a holder's specific circumstances, each holder that may be subject to these rules should consult its tax advisor. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such stockholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

         CASH RECEIVED IN LIEU OF A FRACTIONAL SHARE. Cash received by a holder in lieu of a fractional share of Mercantile common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of F&M Bancorp common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of F&M Bancorp common stock is more than one year.

EMPLOYEE BENEFIT PLANS AND EXISTING AGREEMENTS

         EMPLOYEE BENEFIT PLANS. Following the effective time of the merger, F&M Bancorp employees will be eligible to participate in those Mercantile benefit plans in which similarly situated employees of Mercantile participate. At the discretion of Mercantile, F&M Bancorp employees will receive benefits that are either (i) equal to those benefits received by similarly situated Mercantile employees, or (ii) no less favorable than the benefits such F&M Bancorp employees received immediately prior to the effective time of the merger. In any event, as of January 1 of the second calendar year commencing after the effective time of the merger (I.E., January 1, 2005, if the effective time of the merger occurs in 2003), all F&M Bancorp employees will participate in Mercantile benefit plans to the same extent as similarly situated employees of Mercantile.

         With respect to each Mercantile employee benefit plan for which length of service is taken into account for any purposes, service with F&M Bancorp or any of its subsidiaries will be treated as service with Mercantile for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of defined benefit pension benefits). Such length of service with F&M Bancorp will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. In addition, each Mercantile plan will waive pre-existing condition limitations to the same extent waived under the applicable F&M Bancorp plan. Such employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant Mercantile plan.

         SEVERANCE PLAN. Following the effective time of the merger, if the employment of an employee of the former F&M Bancorp is terminated within one year after the effective time of the merger, such employee will be eligible to receive the same severance benefits that Mercantile provides its similarly situated employees as of the date of the merger agreement.

         RETENTION PLAN. Prior to the effective time of the merger, in consultation with Mercantile, F&M Bancorp will adopt a retention program under which certain selected employees of F&M Bancorp, designated by the executive committee of F&M Bancorp, shall be entitled to receive certain cash payments (not to exceed 25% of such employee's base compensation). One-half of this cash compensation will be paid at the effective time of the merger, with the balance to be paid three months after the effective time, contingent upon the continued employment of such employee as of the payment date. These retention bonuses will also be payable to such employees in the event that employment is terminated by Mercantile or one of its subsidiaries without "cause" or by the employee due to a reduction in base compensation or relocation of principal workplace by more than 35 miles. The aggregate cash compensation to be paid pursuant to this retention program may not exceed $800,000.

         BONUS POOL. Within three months after the effective time of the merger, Mercantile will cause pro-rata bonuses at 2002 levels to be paid to eligible employees under the F&M Bancorp Stakeholder Incentive Plan, provided such employees remain employed by Mercantile or one of its subsidiaries. These pro-rata bonuses will also be payable in the event that such employee's employment is terminated by Mercantile or one of its subsidiaries without "cause" or by the employee due to a reduction in base compensation or relocation of principal workplace by more than 35 miles.

         401(k) PLAN. At or prior to the effective time of the merger, F&M Bancorp will contribute to its 401(k) savings plan its annual discretionary and matching contribution in respect of calendar year 2003. F&M Bancorp will also amend its 401(k) plan to provide that employees will be entitled to an allocation of such contributions without regard to whether such employee continues to be employed on December 31, 2003 and that any participant whose employment is terminated without "cause" shall be fully vested in his or her 401(k) plan account.

         EMPLOYEE STOCK PURCHASE PLAN. After the final scheduled purchase of shares under F&M Bancorp's employee stock purchase plan just prior to the effective time of the merger, Mercantile shall cause any remaining funds in a participant's account to be refunded to such participant.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the F&M Bancorp board of directors that F&M Bancorp stockholders vote in favor of approval of the merger agreement, F&M Bancorp stockholders should be aware that F&M Bancorp executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of F&M Bancorp. F&M Bancorp's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         These interests relate to or arise from, among other things:

         o the continued indemnification of current directors and officers of F&M Bancorp and its subsidiaries under the merger agreement and providing these individuals with director's and officer's liability insurance;

         o the potential receipt of change in control, severance and bonus payments;

         o the maintenance of a split-dollar life insurance policy for James L. Hogan pursuant to applicable law;

         o the receipt of cash payments by certain executive officers in respect of foregone option grants;

         o the entitlement by each executive officer to receive reimbursement for tax advice and financial planning;

         o two members of the current F&M Bancorp board of directors will become members of the board of directors of Mercantile and receive a fee in connection with their service;

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

         o at least four members of the current F&M Bancorp board of directors will be appointed to serve on the boards of directors of certain Mercantile affiliate banks in the F&M Bancorp market area and receive a fee in connection with their service;

         o the establishment by the surviving bank of an "advisory board" on which each of the current members of the F&M Bancorp board of directors will be invited to serve for an initial four-year term and receive a fee in connection with their service; and

         o acceleration of vesting and conversion of stock options held by directors and officers of F&M Bancorp to stock options for Mercantile common stock.

         INDEMNIFICATION AND INSURANCE. Mercantile and F&M Bancorp have agreed in the merger agreement that, from and after the effective time of the merger, Mercantile will indemnify and hold harmless each present and former director and officer of F&M Bancorp or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative. Mercantile has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of F&M Bancorp to be covered by the policy maintained by Mercantile or by a policy of at least the same coverage and containing terms no less advantageous than such policy to its beneficiaries than Mercantile policies, subject to certain maximum cost limits.

         SEVERANCE AND CHANGE IN CONTROL PAYMENTS. Faye E. Cannon and David
R. Stauffer are participants in the F&M Bancorp Executive Supplemental Income Plan, which provides, among other things, for certain payments in connection with termination of employment within three years following a change in control. If these payment obligations are triggered, Ms. Cannon and Mr. Stauffer will each be entitled to receive annual cash payments of full salary plus bonus from the date of employment termination until the third anniversary of the change in control, in lieu of payment of 65% of salary plus bonus (offset by other employer-provided retirement benefits) to which they otherwise would have been entitled during such period. The incremental amount to which Ms. Cannon and Mr. Stauffer will become entitled to receive upon termination of employment after the effective time of the merger is approximately $250,000 and $150,000, respectively, assuming September 30, 2003 as the effective time of the merger. In the event that such payments are subject to the excise tax imposed on "parachute payments" under Section 4999 of the Internal Revenue Code, Ms. Cannon and Mr. Stauffer are entitled to receive gross-up payments for any amounts payable in respect of such excise tax.

         F&M Bancorp currently maintains the F&M Bancorp Executive Deferred Compensation Plan whereby certain participating executives are permitted to defer receipt of portions of their annual compensation until the time of termination of their employment. The plan provides that upon a change in control, F&M Bancorp shall establish a rabbi trust to hold the sum of all compensation deferred by each of the participating executives plus accrued interest. Ms. Cannon and Messrs. Stauffer and Hogan are currently participants in this plan.

         Pursuant to individual change in control agreements entered into by and between F&M Bancorp and certain of its officers, Ms. Simmons and Messrs. Cooley, and Hogan will become entitled to receive lump sum cash payments of approximately $900,000, $850,000, and $850,000, respectively, if their employment is terminated for specified reasons following the effective time of the merger, assuming September 30, 2003 as the effective time of the merger. In the event that any payments are subject to the excise tax imposed on "parachute payments" under Section 4999 of the Internal Revenue Code, such executives are entitled to receive gross-up payments equal to the amount of such excise tax.

         Pursuant to the F&M Bancorp Unfunded Deferred Compensation Plan for Non-Employee Directors, each non-employee director is permitted to defer the payment of fees otherwise payable for services provided as a director of F&M Bancorp. Under the terms of this plan, upon a termination of service as a director following a change in control of F&M Bancorp, each non-employee director is entitled to receive the balance of his or her deferral account. In addition, under such circumstances each non-employee director is also entitled to receive a lump sum cash payment in an amount equal to three times the current annual retainer. Therefore, in addition to receipt of the deferral accounts, if any, under such circumstances each non-employee director will become entitled to receive a lump sum cash payment in the amount of $21,000. In the event that such payments are subject to the excise tax imposed on "parachute payments" under
Section 4999 of the Internal Revenue Code, such non-employee directors are entitled to receive gross-up payments equal to the amount of such excise tax.

         EXECUTIVE OFFICERS OF SURVIVING BANK. Upon completion of the merger and receipt of all required approvals, Mercantile intends to appoint O. James Talbott, II, a senior vice president of Mercantile, to serve as chairman of the board and chief executive officer of the surviving bank, David R. Stauffer, senior executive vice president and chief operating officer of F&M Bancorp, to serve as vice-chairman of the board of the surviving bank, Kaye A. Simmons, executive vice president and chief financial officer of F&M Bancorp, to serve as chief financial officer of the surviving bank, Stephen K. Heine, executive vice president and director of Sales and Marketing for F&M Bancorp, to head Commercial and Retail Banking for the surviving bank, and David L. Hoffman, senior vice president of commercial loan administration at Fredericktown Bank
& Trust Company, to serve as chief credit officer of the surviving bank. Neither Mercantile nor any of its affiliates have entered into any employment agreements with these individuals.

         BONUS PAYMENTS. The merger agreement provides that within three months after the effective time of the merger, Mercantile will cause pro-rata bonuses at 2002 levels to be paid to eligible employees under the F&M Bancorp Stakeholder Incentive Plan if such employees remain employed by Mercantile or one of its subsidiaries or if such employee's employment is terminated by Mercantile or one of its subsidiaries without "cause" or by the employee due to a reduction in base compensation or relocation of principal workplace by more than 35 miles. Assuming September 30, 2003 as the effective time of the merger, the payments to which Ms. Cannon and

Ms. Simmons and Messrs. Stauffer, Cooley, and Hogan could become eligible to receive are approximately $175,000, $80,000, $95,000, $75,000 and $75,000,
respectively.

         SPLIT-DOLLAR LIFE INSURANCE POLICY. Mercantile has agreed in the merger agreement to assume the fully-funded split-dollar life insurance plan that F&M Bancorp currently maintains for Mr. Hogan pursuant to applicable law. Under the terms of this insurance policy, Mr. Hogan's beneficiary is entitled to receive $723,140 after reimbursing F&M Bancorp (or its assignee) $247,375, plus compounded annual interest at a rate of 4.3% from the date of the agreement until Mr. Hogan's death.

         REIMBURSEMENT FOR TAX AND FINANCIAL PLANNING ADVICE. At or prior to the effective time of the merger, F&M Bancorp will reimburse each of its executive officers for expenses attendant to tax or financial planning advice such executive officer received from third party advisors in connection with the consummation of the proposed merger. Following the effective time of the merger Mercantile will reimburse such executive officers for any additional such expenses. In no event will any executive officer be reimbursed for any such expenses in excess of an aggregate of $5,000.

         PAYMENTS IN LIEU OF FOREGONE STOCK OPTIONS. At or prior to the effective time of the merger, F&M Bancorp will pay Ms. Cannon and Mr. Stauffer $846,826 and $445,941, respectively, in respect of stock options to purchase 53,226 shares and 28,029 shares of F&M Bancorp common stock, respectively, that were intended to be granted in 2003 pursuant to the formula for option grants under F&M Bancorp's pre-existing option guidelines.

         MERCANTILE BOARD OF DIRECTORS. Mercantile has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by two members, and as of the effective time Mercantile and F&M Bancorp shall mutually designate two individuals to fill the resulting vacancies on Mercantile's board.

         BANK BOARD OF DIRECTORS. Mercantile has agreed in the merger agreement that at least four members of the current F&M Bancorp board of directors will be appointed to serve on the boards of certain Mercantile affiliate banks in the F&M Bancorp market area.

         ADVISORY BOARD. Mercantile has agreed that, promptly following the effective time of the merger, it will cause surviving bank to establish an advisory board and to appoint each individual who is currently serving as a director of F&M Bancorp, if such individuals are willing to serve, as members of the advisory board. The function of this advisory board will be to advise the surviving bank with respect to deposit and lending activities in F&M Bancorp's former market area, to maintain and develop customer relationships and assist with the integration of F&M Bancorp into Mercantile and its affiliate structure. The members of the advisory board who are willing to so serve initially shall be elected or appointed for a term of four years beginning upon the effective time of the merger. Each member of the advisory board will receive an annual retainer fee for such service in an amount equal to $15,000.

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

         ACCELERATION AND CONVERSION OF STOCK OPTIONS. All unvested stock options to purchase F&M Bancorp common stock held by executive officers and directors of F&M Bancorp will be converted automatically into fully-vested options to purchase shares of Mercantile common stock. As of the date of the stockholder meeting, F&M Bancorp executive officers and directors are expected to hold unvested options to purchase a total of approximately [260,000] shares of F&M Bancorp common stock with exercise prices ranging from $19 to $32.

RESTRICTIONS ON RESALES BY AFFILIATES

         Shares of Mercantile common stock to be issued to F&M Bancorp stockholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of F&M Bancorp. Any subsequent transfer of shares, however, by any person who is an affiliate of F&M Bancorp at the time the merger is submitted for a vote of F&M Bancorp stockholders will, under existing law, require either:

         o the further registration under the Securities Act of the Mercantile common stock to be transferred,

         o compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

         o        the availability of another exemption from registration.

         An "affiliate" of F&M Bancorp is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, F&M Bancorp. These restrictions generally are expected to apply to the directors and executive officers of F&M Bancorp and the holders of 10% or more of the F&M Bancorp common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Mercantile will give stop transfer instructions to the transfer agent with respect to the shares of Mercantile common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         If any person who is an affiliate of F&M Bancorp becomes an affiliate of Mercantile, such person may only transfer shares in a manner permitted by Rule 144 promulgated under the Securities Act.

         F&M Bancorp has agreed in the merger agreement to use its reasonable efforts to cause each person who is an affiliate of F&M Bancorp for purposes of Rule 145 under

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

the Securities Act to deliver to Mercantile a written agreement intended to ensure compliance with the Securities Act.

TREATMENT OF OPTIONS

         Each outstanding option to acquire F&M Bancorp common stock granted under F&M Bancorp's stock option plans will be converted automatically at the effective time of the merger into a fully vested option to purchase Mercantile common stock. F&M Bancorp stock options will continue to be governed by the terms of the F&M Bancorp stock option plans under which they were granted, except that:

         o the number of shares of Mercantile common stock subject to the new Mercantile option will be equal to the product of the number of shares of F&M Bancorp common stock subject to the F&M Bancorp stock option and the exchange ratio described in the merger agreement, rounded down to the nearest whole share, and

         o the exercise price per share of Mercantile common stock subject to the new Mercantile stock option will be equal to the exercise price per share of F&M Bancorp common stock under the F&M Bancorp stock option divided by the exchange ratio described in the merger agreement, rounded up to the nearest cent.

FRACTIONAL SHARES

         Mercantile will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Mercantile common stock multiplied by (ii) the per share consideration established by the terms of the merger agreement.

EFFECTIVE TIME

         The merger will become effective at such time as the later of the following has occurred: (1) articles of merger reflecting the merger are filed with the Maryland State Department of Assessments and Taxation or (2) at a later time, not to exceed thirty days, specified in the articles of merger.

         We anticipate that the merger will be completed during the third quarter of 2003. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Mercantile and F&M Bancorp will complete the merger. If the merger is not completed on or before December 31, 2003, either Mercantile or F&M Bancorp may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "-- Conditions to the Completion of the Merger" and "--


                                       51

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Regulatory Approvals Required for the Merger" beginning on pages 53 and 59, respectively.

CONDITIONS TO THE COMPLETION OF THE MERGER

         Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

         The respective obligations of Mercantile and F&M Bancorp to complete the merger are subject to the following conditions:

         o approval of the merger agreement by F&M Bancorp's stockholders;

         o approval of the merger agreement between Fredericktown Bank & Trust Company and Farmers & Mechanics Bank by the respective board of directors and stockholders of each bank;

         o receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

         o absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

         o absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

         o effectiveness of the registration statement for the Mercantile shares to be issued in the merger;

         o approval by the Nasdaq National Market of listing of the shares of Mercantile common stock to be issued in the merger;

         o accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not have a "material adverse effect" on the party making those representations and warranties (see "-- Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

         o the receipt by that party of an opinion of its counsel substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

         o the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger; and


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


         o the receipt by each party of all other consents required to be obtained by the party in connection with the merger or the bank merger, except to the extent that the failure to obtain any required consent would not have a material adverse effect on the party or the ability of the party to complete the merger.

REPRESENTATIONS AND WARRANTIES

         Each of F&M Bancorp and Mercantile has made representations and warranties to the other in the merger agreement as to, among other things:

         o corporate existence, good standing and qualification to conduct business,

         o due authorization, execution, delivery and enforceability of the merger agreement,

         o        capital structure,

         o governmental and third-party consents necessary to complete the merger,

         o absence of any violation of agreements or law or regulation as a result of the merger,

         o        compliance with laws,

         o        SEC and regulatory filings,

         o        financial statements,

         o        absence of material adverse changes,

         o        employee benefit matters,

         o        loan portfolio,

         o        properties,

         o        material contracts,

         o        agreements with regulatory agencies and regulatory approvals,

         o        absence of legal proceedings and regulatory actions,

         o        receipt of a fairness opinion from its financial advisor,

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

         o fees payable to financial advisors in connection with the merger, and

         o        tax matters.

         Mercantile has also made representations and warranties to F&M Bancorp with respect to (A) availability of sufficient cash and cash equivalents on hand to finance the merger and (B) ownership of F&M Bancorp common stock. F&M Bancorp has also made representations and warranties to Mercantile with respect to environmental matters, and the inapplicability of state anti-takeover laws.

         The representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or would be reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the party making those representations and warranties and its subsidiaries taken as a whole or on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

         o changes in banking laws, rules or regulations or interpretations thereof by courts or governmental authorities,

         o changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally,

         o changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates,

         o any action or omission of either party or their subsidiaries taken with the prior consent of the other party, or

         o any out of pocket transaction expenses in an amount not to exceed $7,500,000 incurred by a party in connection with the merger agreement and the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

         F&M Bancorp has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as consented by Mercantile), to conduct its business in the ordinary course consistent with past practice.

         In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party,

         o take any action that is intended or may reasonably be expected to result in any of that party's representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

         o declare or pay any dividends on, or make other distributions in respect of its capital stock, other than, in the case of F&M Bancorp, F&M Bancorp's normal quarterly dividend not in excess of $0.29 per share, and, in the case of Mercantile, other than its current quarterly dividend, the amount of which may be increased consistent with past practice;

         o except as required by generally accepted accounting principles or regulatory accounting principles, change its methods of accounting in effect as of December 31, 2002; or

         o take or cause to be taken any action which would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         F&M Bancorp has agreed to additional covenants that place restrictions on the conduct of the business of F&M Bancorp and its subsidiaries, including specific covenants providing that F&M Bancorp and its subsidiaries will not, without the prior consent of Mercantile,

         o amend its articles of incorporation, bylaws or other similar governing documents;

         o repurchase, redeem or otherwise acquire any shares of capital stock of F&M Bancorp or any of its subsidiaries or securities convertible into such stock, except for the acquisition of certain shares held in trust accounts or for debts previously contracted;

         o split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of F&M Bancorp capital stock or any securities convertible into, or any rights or options to acquire, any F&M Bancorp shares, except for the issuance of F&M Bancorp common stock pursuant to F&M Bancorp's Employee Stock Purchase Plan or upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms;

         o        enter into any new line of business;

         o other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee or otherwise become responsible for the obligations of any third party;

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

         o acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any equity interests or assets, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

         o make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and which do not exceed $250,000 individually or $1,000,000 in the aggregate;

         o except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between F&M Bancorp or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and pro-rata bonus payments described above (see "--Interests of Certain Persons in the Merger - Severance and Bonus Payments");

         o except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

         o file any application to establish, relocate or terminate the operations of any banking office of F&M Bancorp or any of its subsidiaries;

         o other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

         o create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

         Mercantile has also agreed not to take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any regulatory approval.

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

NO SOLICITATION BY F&M BANCORP

         F&M Bancorp has agreed that it will not solicit, initiate, encourage or facilitate any inquiries, proposals, indications of interest or offers with respect to any:

         o merger, consolidation, share exchange, or similar transaction involving F&M Bancorp or Farmers & Mechanics Bank; or

         o a sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of F&M Bancorp or Farmers & Mechanics Bank representing 25% or more of the consolidated assets of F&M Bancorp (including capital stock of Farmers & Mechanics Bank) or of Farmers & Mechanics Bank; or

         o a transaction in which any person acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange
                  Act) has been formed which beneficially owns or has the right to acquire beneficial ownership, of 25% or more of F&M Bancorp's or Farmers & Mechanics Bank's outstanding capital stock.

In our discussion we refer to any offer or proposal of the type described in any of the above points as an "ACQUISITION PROPOSAL."

         Prior to obtaining stockholder approval of the merger with Mercantile, however, the board of directors of F&M Bancorp may provide information to, or negotiate or have discussions with, any person relating to an unsolicited acquisition proposal if F&M Bancorp's board determines, consistent with its fiduciary duties, that the proposal or offer would be likely to result in a transaction which, if consummated, would result in such third party (or in the case of a merger, consolidation or similar transaction, the stockholders of such third party immediately prior thereto) acquiring, directly or indirectly,

         (A) more than 50% of the voting power of F&M Bancorp's common stock or, in the case of a merger, consolidation or similar transaction, the common stock of the surviving or transferee entity or its publicly-held parent corporation, or

         (B) all or substantially all the assets of F&M Bancorp and its subsidiaries, taken as a whole.

         In addition, in either case, the transaction must be for consideration consisting of cash and/or securities that the board of directors of F&M Bancorp determines in its good faith judgment (based on the written advice of KBW) to have a higher value than the aggregate consideration in the merger with Mercantile. Further, the board of directors must determine in good faith that the proposal is more favorable to F&M Bancorp's stockholders than the merger with Mercantile, taking into account any changes to the


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terms of the merger proposed by Mercantile in response to such proposal during the five-day period Mercantile has to respond to F&M Bancorp after F&M Bancorp provides notice of another acquisition proposal, as described below.

         In our discussion we refer to any offer or proposal described above as a "SUPERIOR PROPOSAL." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, the board of directors of F&M Bancorp must determine after consultation with counsel that failure to take such action would breach the directors' duties under applicable law. In addition, F&M Bancorp must execute a confidentiality agreement with the other party and advise Mercantile of the material terms and conditions relating to that other party's superior proposal. Mercantile has five days to make a counteroffer, which the board of directors of F&M Bancorp must consider in good faith before accepting a superior proposal.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

         Mercantile and F&M Bancorp have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the consent of the Board of Governors of the Federal Reserve System, the Maryland Commissioner of Financial Regulation, and the Virginia Bureau of Financial Institutions (because Mercantile has bank affiliates located in Virginia). We will make filings and notifications for these purposes. The merger cannot proceed in the absence of these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Mercantile and F&M Bancorp expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

TERMINATION OF THE MERGER AGREEMENT

         GENERAL. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the stockholders of F&M Bancorp, in any of the following ways:

         o        by mutual consent of Mercantile and F&M Bancorp;

         o by either Mercantile or F&M Bancorp, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or

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                  request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

         o by either Mercantile or F&M Bancorp, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

         o by either Mercantile or F&M Bancorp, if the merger is not completed on or before December 31, 2003 unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform covenants and agreements contained in the merger agreement;

         o by either Mercantile or F&M Bancorp, if the approval of the stockholders of F&M Bancorp required for completion of the merger is not obtained at the special meeting;

         o by either Mercantile or F&M Bancorp, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described under "-- Conditions to Completion of the Merger";

         o by F&M Bancorp if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to F&M Bancorp and its stockholders, provided that F&M Bancorp may not so terminate the merger agreement unless concurrently with the termination of the merger agreement F&M Bancorp enters into an acquisition agreement related to a superior proposal. Furthermore, F&M Bancorp may not terminate the merger agreement prior to the fifth day following Mercantile's receipt of a written notice advising Mercantile that F&M Bancorp's board of directors is prepared to accept a superior proposal, and only if, during that five-day period F&M Bancorp negotiates in good faith with Mercantile to make adjustments in the terms and conditions of the merger agreement as would enable F&M Bancorp to proceed with the merger on those adjusted terms; or

         o by Mercantile if F&M Bancorp withdraws or adversely modifies its recommendation of the merger, or if F&M Bancorp or Farmers & Mechanics Bank accepts another acquisition proposal; or


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         o        by F&M Bancorp, if the price of Mercantile common stock
                  declines below certain levels established by formulas set forth in the merger agreement, as described in the following paragraphs.

         PRICE-BASED TERMINATION. According to the terms of the merger agreement, F&M Bancorp has the right to terminate the merger if both of the following conditions are satisfied:

         (1) the average closing price of Mercantile common stock as reported on the Nasdaq National Market for the 20 consecutive trading days ending on the third calendar day immediately prior to the effective date of the merger is less than $27.37, and

         (2) the "Mercantile ratio" is less than the "index ratio."

                  o "MERCANTILE RATIO" is the amount obtained by dividing the average of the last reported sale prices per share of Mercantile common stock as reported on the Nasdaq National Market during the 20-day valuation period by $34.21 (which is the last reported sale price of Mercantile common stock on the day prior to the signing of the merger agreement).

                  o "INDEX RATIO" is the amount obtained by dividing the closing price of the Nasdaq Bank Index on the third calendar day immediately prior to the effective date of the merger by the closing price of the Nasdaq Bank Index on March 12, 2003, and subtracting 0.20 from that quotient.

         In order to exercise this termination right, F&M Bancorp would have to give prompt written notice to Mercantile at any time during the three-day period ending on the day the merger would otherwise become effective. During the three-day period beginning with its receipt of F&M Bancorp's notice, Mercantile will have the option to avoid termination by electing to increase the total stock consideration and/or the total cash consideration in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist:

                  o the condition set forth in clause (1) will be deemed not to exist if the total stock consideration and/or the total cash consideration is increased so that the per share consideration after the increase is not less than the per share consideration that would have been in effect if the condition set forth in clause
                           (1) did not exist; and

                  o the condition set forth in clause (2) will be deemed not to exist if the total stock consideration and/or the total cash consideration is increased so that the per share consideration after the increase is not


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                           less than the per share consideration that would have
                           been in effect if the condition set forth in clause
                           (2) did not exist.

         The description in this section of F&M Bancorp's right to terminate the merger agreement because of a decline of Mercantile's stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

         It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger. The F&M Bancorp board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the F&M Bancorp board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial advisors and legal counsel. If F&M Bancorp's stockholders approve the merger agreement at the special meeting and afterward the price-based termination right is triggered, the F&M Bancorp board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or resolicitation of the stockholders of F&M Bancorp, or to terminate the merger agreement.

         TERMINATION FEE. F&M Bancorp must pay Mercantile a termination fee of $20 million if:

         o Mercantile terminates the merger agreement because F&M Bancorp withdraws or adversely modifies its recommendation of the merger, or if F&M Bancorp or Farmers and Merchants Bank accepts another acquisition proposal;

         o F&M Bancorp terminates the merger agreement and enters into an acquisition agreement relating to a superior proposal as permitted by the terms of the merger agreement; or

         o an acquisition proposal has been publicly proposed by any person or such person has publicly announced its intention to make an acquisition proposal, or its intention has otherwise become widely known to the F&M Bancorp stockholders, and after which both of the following occurs:

                  o the merger agreement is terminated by Mercantile or F&M Bancorp either (i) by mutual agreement, or (ii) because the merger is not completed on or before December 31, 2003; and

                  o within twelve months of terminating the merger agreement F&M Bancorp or Farmers & Mechanics Bank enters into an agreement providing for, or consummates, an acquisition proposal.

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         F&M Bancorp agreed to this termination fee arrangement in order to induce Mercantile to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire F&M Bancorp.

         EFFECT OF TERMINATION. If the merger agreement is terminated, it will become void and there will be no liability on the part of Mercantile or F&M Bancorp or their respective officers or directors, except that:

         o any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

         o certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

         o Mercantile and F&M Bancorp each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

         EXTENSION AND WAIVER. At any time prior to the completion of the merger, each of Mercantile and F&M Bancorp may, to the extent legally allowed:

         o extend the time for the performance of the obligations under the merger agreement;

         o waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

         o waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         AMENDMENT. Subject to compliance with applicable law, Mercantile and F&M Bancorp may amend the merger agreement at any time before or after approval of the merger agreement by F&M Bancorp stockholders. However, after approval of the merger agreement by F&M Bancorp stockholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the F&M Bancorp stockholders.


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STOCK MARKET LISTING

         Mercantile common stock is listed on the Nasdaq National Market. Mercantile has agreed to use its reasonable best efforts to cause the shares of Mercantile common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.

EXPENSES

         The merger agreement provides that each of Mercantile and F&M Bancorp will pay its own expenses in connection with the transactions contemplated by the merger agreement.

APPRAISAL RIGHTS

         Appraisal rights are statutory rights that enable stockholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances and exceptions to those rights are set forth in the laws of Maryland.

         F&M Bancorp stockholders are not entitled to appraisal rights under Maryland law in connection with the merger because shares of F&M Bancorp are listed on the Nasdaq National Market. Maryland law generally states that in connection with the consummation of a plan of merger, stockholders of a company whose stock is listed on a national securities exchange or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc. are not entitled to appraisal rights.

ACCOUNTING TREATMENT

         Mercantile will account for the merger as a purchase, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of F&M Bancorp as of the effective time will be recorded at their respective fair values and added to those of Mercantile. The amount by which the purchase price paid by Mercantile exceeds the fair value of the net tangible and identifiable intangible assets acquired by Mercantile through the merger will be recorded as goodwill. Financial statements of Mercantile issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of F&M Bancorp. A comparison of the most recent annual financial statements of Mercantile and F&M Bancorp indicates that Mercantile's investment in F&M Bancorp will represent less than 20% of Mercantile's assets.

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                       COMPARATIVE RIGHTS OF STOCKHOLDERS

         The rights of F&M Bancorp stockholders are currently governed by the Maryland General Corporation Law (the "MGCL") and the charter and bylaws of F&M Bancorp. The rights of Mercantile stockholders are currently governed by the MGCL and the charter and bylaws of Mercantile. The following discussion summarizes the material differences between the current rights of F&M Bancorp stockholders and the rights they will have as Mercantile stockholders if they receive Mercantile Common Stock in the merger.

         The following comparison of stockholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to stockholders. This summary is qualified in its entirety by reference to the MGCL, F&M Bancorp's charter and bylaws and Mercantile's charter and bylaws.

AUTHORIZED CAPITAL STOCK

         MERCANTILE. Mercantile is authorized to issue 130,000,000 shares of common stock, par value $2.00 per share, and 2,000,000 shares of preferred stock, without par value. Mercantile's board of directors may reclassify already classified, but unissued, shares of Mercantile's preferred stock and may alter the rights, privileges and restrictions on the unissued Mercantile preferred stock. Currently, no Mercantile preferred stock is outstanding.

         F&M BANCORP. F&M Bancorp is authorized to issue 50,000,000 shares of common stock, par value $5.00 per share. All are currently classified as shares of common stock. F&M Bancorp's board of directors may classify and reclassify any unissued shares of capital stock into other classes and series, including one or more series of preferred stock.

SIZE OF BOARD OF DIRECTORS

         MERCANTILE. Mercantile currently has fourteen directors, which number may be increased or decreased by the action of the board. The merger agreement requires that the board increase the number of members from 14 to 16, and to fill the vacancies by appointing two F&M Bancorp directors.

         F&M BANCORP. F&M Bancorp's bylaws provide for sixteen directors, which number may be increased or decreased by two-thirds of the directors then in office, so long as the number is not decreased below the minimum number required by Maryland law. F&M Bancorp's board of directors is currently comprised of eleven persons.

REMOVAL OF DIRECTORS

         MERCANTILE. Mercantile's charter requires the affirmative vote of not less than two-thirds of all the votes entitled to be cast by the stockholders generally in the election


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of directors to remove any director or the entire board of directors. Directors may be removed only for cause as provided under Maryland law.

         F&M BANCORP. F&M Bancorp's charter provides that a director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of all shares of F&M Bancorp capital stock entitled to vote generally in the election of directors, voting together as a single class.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

         MERCANTILE. Under Mercantile's charter, a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, shall be filled by vote of a majority of directors remaining in office.

         F&M BANCORP. F&M Bancorp's bylaws provide that vacancies on the board of directors may be filled by (i) election of stockholders, if the vacancy results from removal of a director, (ii) by the majority of the remaining directors then in office, whether or not they constitute a quorum, if the vacancy is not pursuant to an increase in the number of directors or (iii) by the majority of the entire board if pursuant to an increase in the number of directors.

NOMINATION OF DIRECTOR CANDIDATES BY STOCKHOLDERS

         MERCANTILE. Mercantile's bylaws provide that any stockholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of Mercantile at least 60 days but not more than 90 days prior to the annual meeting of stockholders at which directors are to be elected. The notice must contain specific information as set forth in Mercantile's bylaws.

         F&M BANCORP. F&M Bancorp's bylaws permit stockholders to nominate candidates for election to F&M Bancorp's board. The stockholder must deliver or mail such notice to F&M Bancorp's Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting subject to certain adjustments. Such notice must contain specific information as set forth in F&M Bancorp's bylaws.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

         MERCANTILE. Mercantile's bylaws provide that special meetings of stockholders may be called at any time for any purpose by Mercantile's board of directors, chairman, vice-chairman or president, or otherwise as required by law. In the case of a Maryland corporation which so elects, as Mercantile has, Maryland law requires that a special meeting of stockholders be held upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the proposed special meeting.


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         F&M BANCORP. F&M Bancorp's bylaws provide that special meetings of stockholders may be called for any purpose by the chairman, the president, or a majority of the board of directors. A special meeting of stockholders may be called upon the written request of the holders of shares entitled to cast at least a majority of all votes entitled to be cast at the proposed special meeting, and then only as required by applicable law.

STOCKHOLDER PROPOSALS

         MERCANTILE. Mercantile's bylaws provide that a stockholder wanting to submit a stockholder proposal must deliver written notice to the Secretary of Mercantile at least 60 days but not more than 90 days prior to the meeting, subject to certain adjustments. Stockholder proposals relating to bylaw amendments must meet the foregoing time requirements and must be submitted no later than the latter of 10 days following public disclosure by Mercantile of board action on an amendment, or the 60th day prior to the meeting. Notices of proposals must contain information specified in Mercantile's bylaws.

         F&M BANCORP. F&M Bancorp's bylaws also permit stockholders to make proposals for any annual meeting of stockholders. The stockholder must deliver or mail such notice to F&M Bancorp's Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting subject to certain adjustments. Such notice must contain specific information as set forth in F&M Bancorp's bylaws.

AMENDMENTS TO ARTICLES OF INCORPORATION

         MERCANTILE. Maryland law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the stockholders, and such amendment receives the requisite stockholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter. Mercantile's charter does not alter the default provisions of Maryland law.

         F&M BANCORP. F&M Bancorp's charter provides that the affirmative vote of the holders of a majority of the total number of shares of all classes of capital stock of F&M Bancorp outstanding and entitled to vote in the election of directors is required to amend provisions of the articles of incorporation, except that 80% of the aggregate votes entitled to be cast thereon is required to amend, repeal or adopt provisions inconsistent with current provisions relating to:

         o various matters related to the board of directors, including staggered terms for three classes of directors, vacancies on the board, size of the board, and removal of directors; and

         o        evaluation of business combinations.

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AMENDMENTS TO BYLAWS

         MERCANTILE. Mercantile's board of directors may amend, alter, suspend or repeal its bylaws. Actions by the directors relating to the bylaws must be reported to the stockholders at the next annual meeting and the actions may be changed or rescinded by majority vote of all the stock then outstanding and entitled to vote. The directors may not amend the bylaw amendment provision.

         F&M BANCORP. F&M Bancorp's bylaws authorize the board of directors to make, repeal or alter the bylaws of F&M Bancorp. In addition, at a meeting duly called for such purposes, stockholders can take such actions pursuant to a majority of all votes cast at the meeting if a quorum is present, but 80% of the aggregate votes entitled to be cast is required to amend, repeal, or adopt a provision of the bylaws inconsistent with the purposes and effects of certain provisions of F&M Bancorp's charter relating to:

         o        the required proportion of votes;

         o various matters related to the board of directors, including staggered terms for three classes of directors, vacancies on the board, size of the board, and removal of directors; and

         o        evaluation of business combinations.

STOCKHOLDER VOTE ON FUNDAMENTAL ISSUES

         MERCANTILE. Under Maryland law, certain transactions, including a merger, or statutory share exchange in which the corporation is not the successor, a consolidation, the sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business, or voluntary dissolution of the corporation must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the matter. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the matter. Mercantile's charter does not alter the default provisions of Maryland law.

         F&M BANCORP. F&M Bancorp's charter provides for approval of extraordinary transactions by the affirmative vote of holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

STOCKHOLDERS' RIGHTS AGREEMENT

         MERCANTILE. Mercantile has a stockholders' rights agreement, which will be in effect for the combined company after the merger. Rights which under certain circumstances may become exercisable for the purchase of Mercantile preferred stock or Mercantile common stock--or exchangeable for Mercantile preferred stock or Mercantile

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common stock--attach to each share of Mercantile common stock, including shares of Mercantile common stock issuable in connection with the merger agreement, under the Shareholders Protection Rights Agreement adopted by Mercantile's board of directors in June, 1999. In general, these rights become exercisable within 10 business days after a person, or group acquires or makes a tender offer or an exchange offer for the beneficial ownership of 10% or more of the outstanding Mercantile common stock or at an earlier or later time as the Mercantile board of directors may determine. Until the rights become exercisable, they will not be separable from the Mercantile common stock and will automatically trade with the Mercantile common stock. When rights become exercisable after a person or group acquires beneficial ownership of 10% or more of the outstanding common stock of Mercantile, the right of such acquiring person or group (and any affiliates and associates thereof) become void. Accordingly, the Rights Agreement can have a deterrent effect on unsolicited takeover attempts and, therefore, may delay or make it more difficult to achieve a change in control of Mercantile.

         F&M BANCORP. F&M Bancorp does not currently have a stockholders' rights agreement.

                            DESCRIPTION OF MERCANTILE

MERCANTILE

Mercantile is a financial holding company and a bank holding company that is headquartered in Baltimore, Maryland that engages in a general banking business through Mercantile-Safe Deposit and Trust Company ("MSD&T") and 19 community banks, and a mortgage banking company. Sixteen banks are located in Maryland, three are in Virginia and one is in southern Delaware. The largest bank, MSD&T, represents approximately 40% of total assets and operates 22 offices in Maryland and one commercial office in Pennsylvania. Nearly all of Mercantile's substantial trust operations and specialized corporate banking services are provided by MSD&T.

Through its affiliated banks, Mercantile provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. Mercantile commenced operations in 1969. At March 31, 2003, it had total assets of approximately $11 billion, total loans of approximately $7.5 billion, total deposits of approximately $8.5 billion and approximately $1.4 billion in stockholders' equity. Mercantile's common stock trades on the Nasdaq National Market under the symbol "MRBK." The deposits associated with its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

RECENT DEVELOPMENTS

         On April 8, 2003, Mercantile sold $300,000,000 in subordinated notes in a Rule 144A offering. The notes mature on April 15, 2013, and bear interest at 4.625% per annum. The proceeds will be used for general corporate purposes, which may include funding some or all of the cash portion of the merger consideration.


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                           DESCRIPTION OF F&M BANCORP

         F&M Bancorp is a diversified financial services company headquartered in Frederick, Maryland that is organized under the laws of the State of Maryland and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Based on assets at December 31, 2002, F&M Bancorp was the fourth largest bank holding company headquartered in Maryland. F&M Bancorp derives substantially all of its income from operation of its wholly owned subsidiary, Farmers & Mechanics Bank, a Maryland state-chartered bank.

         F&M Bancorp's subsidiaries engage in banking and a variety of related financial services businesses. Retail banking, commercial banking, mortgage banking, and trust and investment management services are provided through Farmers & Mechanics Bank primarily in Maryland. Commercial and consumer insurance services are provided by the Farmers & Mechanics Bank's insurance agencies, Keller Stonebraker Insurance, Inc. and Potomac Basin Group Associates, Inc., primarily in Maryland, Washington, D.C., and West Virginia. Farmers & Mechanics Bank, through a strategic alliance with Raymond James Financial Services, provides securities brokerage services.

         On March 31, 2003, F&M Bancorp had consolidated assets of approximately $2.1 billion, total loans of approximately $1.3 billion, total deposits of approximately $1.7 billion, and total stockholders' equity of approximately $190 million. F&M Bancorp's common stock trades on the Nasdaq National Market under the symbol "FMBN."

         The principal executive offices of F&M Bancorp are located at 110 Thomas Johnson Drive, Frederick, Maryland 21702 and its telephone number is
(888) 694-4170.


                                  LEGAL MATTERS

         Certain legal matters in connection with the validity of Mercantile common stock offered by this prospectus and proxy statement, to be issued in connection with the merger, will be passed upon by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. James L. Shea, a partner in Venable, Baetjer and Howard, LLP, is a director of Mercantile.

                                     EXPERTS

         The consolidated financial statements of Mercantile and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of F&M Bancorp as of December 31, 2002 and for the year then ended incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of F&M Bancorp and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, incorporated by reference herein, were audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report incorporated by reference herein. F&M Bancorp has been unable, after reasonable efforts, to obtain Andersen's written consent to its being named in this document as having certified the consolidated financial statements of F&M Bancorp, which are incorporated by reference herein, as required by
Section 7 of the Securities Act, and F&M Bancorp has, therefore, dispensed with the requirement to file Andersen's consent in reliance on Rule 437a promulgated under the Securities Act. As a result, your ability to assert claims against Andersen may be limited. Furthermore, because F&M Bancorp has been unable to obtain the written consent of Andersen, you will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

                                  OTHER MATTERS

         F&M Bancorp's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.

                              STOCKHOLDER PROPOSALS

         F&M Bancorp will hold its 2003 annual meeting of stockholders only if the merger is not consummated. In the event that this meeting is held, any stockholder proposal must have been received by F&M Bancorp at its corporate headquarters no later than November 15, 2002.

            If F&M Bancorp changes its 2003 annual meeting date to a date more than 30 days from the date of its 2002 annual meeting, then the deadline will be changed to a reasonable time before F&M Bancorp begins to print and mail its proxy materials. If F&M Bancorp changes the date of its 2003 annual meeting in a manner which alters the deadline, F&M Bancorp will so state in the first quarterly report on Form 10-Q it files with the SEC after the date change or will notify its stockholders in another reasonable manner.

            If a stockholder intends to present a proposal for consideration or make a nomination for director at the 2003 annual meeting, and such proposal or nomination is not intended to be considered for inclusion in F&M Bancorp's 2003 annual meeting proxy materials, such stockholder must have given notice of such proposal or nomination in writing, deliver to the secretary of F&M Bancorp on or prior to January 16, 2003. However, if the date of the annual meeting is delayed by more than 60 days from April 16, 2003, a written notice must be delivered to the secretary of F&M Bancorp no later than the close of business on the tenth day following the day on which notice of the meeting was mailed to stockholders, or public announcement of the date of such meeting is made, whoever first occurs.


                       WHERE YOU CAN FIND MORE INFORMATION

         Mercantile and F&M Bancorp file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Mercantile and F&M Bancorp file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov. Mercantile's filings with the SEC also can be accessed through the Internet world wide web site maintained by Mercantile at http://www.mercantile.com

         Mercantile filed a registration statement with the SEC to register the issuance of the Mercantile common stock to be issued to F&M Bancorp stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Mercantile. As allowed by SEC rules, this document does not contain all the information you can find in Mercantile's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

         This document incorporates by reference the documents set forth below that Mercantile and F&M Bancorp have previously filed with the SEC. These documents contain important information about Mercantile and F&M Bancorp and their respective businesses and financial condition.

MERCANTILE SEC FILINGS

         (1) Mercantile's Annual Report on Form 10-K for the year ended December 31, 2002;

         (2) Mercantile's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

         (3) Mercantile's Current Reports on Form 8-K, dated January 23, 2003, February 3, 2003, February 7, 2003, February 27, 2003, March 13, 2003,
April 11, 2003, April 24, 2003 and April 25, 2003;

         (4) Portions of Mercantile's Proxy Statement for its annual meeting of stockholders on April 30, 2003, filed on March 26, 2003, that have been incorporated by reference in Mercantile's Annual Report on Form 10-K for the year ended December 31, 2002; and

         (5) Mercantile's registration statement filed under Section 12 of the Securities Exchange Act of 1934 that contains descriptions of Mercantile's common stock and preferred stock purchase rights, including all amendments or reports filed for the purpose of updating such description.

F&M BANCORP SEC FILINGS

         (1) F&M Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (2) F&M Bancorp's Current Reports on Form 8-K dated March 13, 2003 and April 21, 2003; and

         (3) F&M Bancorp's registration statement filed pursuant to Section 12 of the Exchange Act that contains descriptions of F&M Bancorp's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

         Each of Mercantile and F&M Bancorp also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the closing of the merger.

         You can obtain any of the documents incorporated by reference from Mercantile or F&M Bancorp, as the case may be, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

       Mercantile Bankshares Corporation          F&M Bancorp
       Two Hopkins Plaza, P.O. Box 1477           110 Thomas Johnson Drive
       Baltimore, Maryland  21203                 Frederick, Maryland  21702
       Attn:  David E. Borowy,                    Attn: Kaye A. Simmons,
              Investor Relations                        Chief Financial Officer
       Telephone: (410) 347-8039                  Telephone:  (888) 694-4170

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY          , 2003
TO RECEIVE THEM BEFORE THE F&M BANCORP SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this document. Mercantile and F&M Bancorp have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated ________________, 2003. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to stockholders nor the issuance of Mercantile common stock in the merger creates any implication to the contrary.

                           FORWARD-LOOKING STATEMENTS

         Mercantile and F&M Bancorp make forward-looking statements in this document and their public documents within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief in this document and the underlying management assumptions. These "forward-looking statements" include words such as "believes," "expects," "anticipates," "intends" and similar expressions. Forward-looking statements appear in the discussions of matters such as the benefits of the merger between F&M Bancorp and Mercantile, including future financial and operating results and cost saving enhancements to revenue that may be realized from the merger, and Mercantile's and F&M Bancorp's plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. These statements are based upon the current expectations and assessments of the respective managements of Mercantile and F&M Bancorp and are subject to the factors included in this document under the caption "Risk Factors" and other risks described in Mercantile's and F&M Bancorp's respective Annual Reports on Form 10-K for the year ended December 31, 2002 as filed with the SEC and other reports filed by Mercantile and F&M Bancorp with the SEC under applicable law. Our results ultimately may vary from the statements made in this document.

         The forward-looking statements are made as of the date of the applicable document and, except as required by applicable law, Mercantile and F&M Bancorp assume no obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

















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


                                   APPENDIX A

================================================================================




                          AGREEMENT AND PLAN OF MERGER



                                     Between



                        MERCANTILE BANKSHARES CORPORATION


                                       and



                                   F&M BANCORP


                           Dated as of March 13, 2003



================================================================================

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----
ARTICLE I - THE MERGER...................................................................................1

     1.1      THE MERGER.................................................................................1
     1.2      EFFECTIVE TIME.............................................................................1
     1.3      EFFECTS OF THE MERGER......................................................................2
     1.4      CONVERSION OF COMPANY COMMON STOCK.........................................................2
     1.5      ELECTION PROCEDURES........................................................................4
     1.6      STOCK OPTIONS..............................................................................6
     1.7      PARENT COMMON STOCK........................................................................7
     1.8      ARTICLES OF INCORPORATION..................................................................8
     1.9      BYLAWS.....................................................................................9
     1.10     DIRECTORS AND OFFICERS.....................................................................8
     1.11     TAX CONSEQUENCES...........................................................................8

ARTICLE II - EXCHANGE OF SHARES..........................................................................9

     2.1      PARENT TO MAKE SHARES AND CASH AVAILABLE...................................................9
     2.2      EXCHANGE OF SHARES.........................................................................9

ARTICLE III - DISCLOSURE SCHEDULES; STANDARDS FOR
REPRESENTATIONS AND WARRANTIES..........................................................................12

     3.1      DISCLOSURE SCHEDULES......................................................................12
     3.2      STANDARDS.................................................................................12

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................................14

     4.1      CORPORATE ORGANIZATION....................................................................14
     4.2      CAPITALIZATION............................................................................15
     4.3      AUTHORITY; NO VIOLATION...................................................................15
     4.4      CONSENTS AND APPROVALS....................................................................17
     4.5      SEC REPORTS...............................................................................17
     4.6      REGULATORY REPORTS........................................................................17
     4.7      FINANCIAL STATEMENTS......................................................................18
     4.8      BROKER'S FEES.............................................................................18
     4.9      ABSENCE OF CERTAIN CHANGES OR EVENTS......................................................19
     4.10     LEGAL PROCEEDINGS.........................................................................19
     4.11     TAXES.....................................................................................19
     4.12     EMPLOYEES.................................................................................20
     4.13     COMPANY INFORMATION.......................................................................21
     4.14     COMPLIANCE WITH APPLICABLE LAW............................................................21
     4.15     CERTAIN CONTRACTS.........................................................................21
     4.16     AGREEMENTS WITH REGULATORY AGENCIES.......................................................22

                                       i


     4.17     ENVIRONMENTAL MATTERS.....................................................................22
     4.18     OPINION...................................................................................23
     4.19     APPROVALS.................................................................................23
     4.20     LOAN PORTFOLIO............................................................................24
     4.21     PROPERTY..................................................................................24
     4.22     REORGANIZATION............................................................................25
     4.23     STATE TAKEOVER LAWS AND CHARTER PROVISIONS................................................25
     4.25     PREPARATION OF REPRESENTATIONS AND WARRANTIES.............................................25

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF PARENT....................................................26

     5.1      CORPORATE ORGANIZATION....................................................................26
     5.2      CAPITALIZATION............................................................................26
     5.3      AUTHORITY; NO VIOLATION...................................................................27
     5.4      CONSENTS AND APPROVALS....................................................................28
     5.5      SEC REPORTS...............................................................................29
     5.6      REGULATORY REPORTS........................................................................29
     5.7      FINANCIAL STATEMENTS......................................................................29
     5.8      BROKER'S FEES.............................................................................30
     5.9      ABSENCE OF CERTAIN CHANGES OR EVENTS......................................................30
     5.10     LEGAL PROCEEDINGS.........................................................................30
     5.11     TAXES.....................................................................................31
     5.12     EMPLOYEES.................................................................................31
     5.13     PARENT INFORMATION........................................................................32
     5.14     COMPLIANCE WITH APPLICABLE LAW............................................................32
     5.15     OWNERSHIP OF COMPANY COMMON STOCK; AFFILIATES AND ASSOCIATES..............................32
     5.16     AGREEMENTS WITH REGULATORY AGENCIES.......................................................32
     5.17     OPINION...................................................................................33
     5.18     APPROVALS.................................................................................33
     5.19     LOAN PORTFOLIO............................................................................33
     5.20     PROPERTY..................................................................................34
     5.21     REORGANIZATION............................................................................34
     5.22     CERTAIN CONTRACTS.........................................................................34
     5.23     FINANCING.................................................................................35
     5.24     PREPARATION OF REPRESENTATIONS AND WARRANTIES.............................................35

ARTICLE VI - COVENANTS RELATING TO CONDUCT OF BUSINESS..................................................36

     6.1      COVENANTS OF THE COMPANY..................................................................36
     6.2      COVENANTS OF PARENT.......................................................................38

ARTICLE VII - ADDITIONAL AGREEMENTS.....................................................................39

     7.1      REGULATORY MATTERS........................................................................39
     7.2      ACCESS TO INFORMATION.....................................................................40
     7.3      EXCLUSIVE DEALING.........................................................................40

                                       ii


     7.4      STOCKHOLDER MEETINGS......................................................................44
     7.5      LEGAL CONDITIONS TO MERGER................................................................44
     7.6      AFFILIATES................................................................................44
     7.7      STOCK EXCHANGE LISTING....................................................................44
     7.8      EMPLOYEE BENEFIT PLANS; EXISTING AGREEMENTS...............................................44
     7.9      INDEMNIFICATION...........................................................................46
     7.10     ADDITIONAL AGREEMENTS.....................................................................48
     7.11     COORDINATION OF DIVIDENDS.................................................................48
     7.12     EMPLOYEE STOCK PURCHASE PLAN..............................................................48
     7.13     APPOINTMENT OF DIRECTORS..................................................................48
     7.14     EXECUTION AND AUTHORIZATION OF BANK MERGER AGREEMENT......................................49
     7.15     ADVISORY BOARD AND AFFILIATE BOARDS.......................................................49

ARTICLE VIII - CONDITIONS PRECEDENT.....................................................................51

     8.1      CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER................................51
     8.2      CONDITIONS TO OBLIGATIONS OF PARENT.......................................................51
     8.3      CONDITIONS TO OBLIGATIONS OF THE COMPANY..................................................52

ARTICLE IX - TERMINATION AND AMENDMENT..................................................................54

     9.1      TERMINATION...............................................................................54
     9.2      EFFECT OF TERMINATION.....................................................................56
     9.3      AMENDMENT.................................................................................56
     9.4      EXTENSION; WAIVER.........................................................................57

ARTICLE X - GENERAL PROVISIONS..........................................................................58

     10.1     CLOSING...................................................................................58
     10.2     NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.................................58
     10.3     EXPENSES..................................................................................58
     10.4     NOTICES...................................................................................59
     10.5     INTERPRETATION............................................................................59
     10.6     COUNTERPARTS..............................................................................59
     10.7     ENTIRE AGREEMENT..........................................................................59
     10.8     GOVERNING LAW.............................................................................59
     10.9     ENFORCEMENT OF AGREEMENT..................................................................59
     10.10    SEVERABILITY..............................................................................59
     10.11    PUBLICITY.................................................................................59
     10.12    ASSIGNMENT; NO THIRD PARTY BENEFICIARIES..................................................59

                          AGREEMENT AND PLAN OF MERGER

                  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 13, 2003, between Mercantile Bankshares Corporation, a Maryland corporation ("Parent"), and F&M Bancorp, a Maryland corporation (the "Company"). Parent and the Company are sometimes collectively referred to herein as the "Constituent Corporations."

                  WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Parent which shall survive the Merger; and

                  WHEREAS, as soon as practicable after the execution and delivery of this Agreement, Frederick Town Bank & Trust Company, a Maryland-chartered commercial bank and a wholly-owned subsidiary of Parent ("Parent Bank") and Farmers & Mechanics Bank, a Maryland-chartered commercial bank and a wholly-owned subsidiary of the Company ("Company Bank"), will enter into an Agreement and Plan of Merger (the "Bank Merger Agreement"), pursuant to which Company Bank shall merge with Parent Bank (the "Bank Merger"), and the Bank Merger shall be consummated immediately following the consummation of the Merger; and

                  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

                  1.1 THE MERGER. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the "MGCL"), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Maryland. The name of the Surviving Corporation shall continue to be Mercantile Bankshares Corporation. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

                  1.2 EFFECTIVE TIME. Subject to the provisions of this Agreement, articles of merger complying with the MGCL (the "Articles of Merger") shall be duly prepared, executed and delivered for filing with the Maryland State Department of Assessments and Taxation (the "Department") as provided in the MGCL on the Closing Date (as defined in Section 10.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

                  1.3 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in Section 3-114 of the MGCL.

                  1.4      CONVERSION OF COMPANY COMMON STOCK.

                           (a) At the Effective Time, subject to the other
provisions of this Article I, and Sections 2.2(e) and Section 9.1(h) hereof, each share of the common stock, par value $5.00 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.5, either (i) the Per Share Stock Consideration (as defined below) or (ii) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration"; the Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the "Merger Consideration").

For purposes of this Section 1.4(a):

         "Per Share Stock Consideration" shall mean a number of shares of common stock, par value $2.00 per share, of Parent ("Parent Common Stock")(together with the number of Parent Rights (as defined in Section 5.2(a) hereof) associated therewith) equal to the Exchange Ratio.

         "Exchange Ratio" shall mean the quotient, rounded to the nearest ten thousandth, obtained by dividing the Per Share Consideration by the Final Parent Stock Price.

         "Per Share Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date.

         "Aggregate Consideration" shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

         "Total Stock Amount" shall mean the product obtained by multiplying (x)
1.2831 by (y) 75% of the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date.

         "Total Cash Amount" shall mean the product obtained by multiplying (x) $46.00 by (y) 25% of the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date.

         "Total Stock Consideration" shall mean the product obtained by multiplying (x) the Total Stock Amount by (y) the Final Parent Stock Price.

         "Final Parent Stock Price" shall mean the average of the closing sale prices of Parent Common Stock as reported on the Nasdaq Stock Market's National Market (the "NASDAQ/NMS") during the Valuation Period.

         "Valuation Period" shall mean the ten consecutive trading days during which the shares of Parent Common Stock are traded on the NASDAQ/NMS ending on the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day (such day, the "Determination Date").

                           (b) All of the shares of Company Common Stock
converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.2(b) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) hereof.

                           (c) If, between the date of this Agreement and the
Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

                           (d) At the Effective Time, all shares of Company
Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock
(x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as "Trust Account Shares") and (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become authorized unissued stock of Parent.

                           (e) The calculations required by Section 1.4(a) shall
be prepared jointly by Parent and the Company prior to the Closing Date.

                  1.5      ELECTION PROCEDURES.

                           (a) An election form and other appropriate and
customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Parent and the Company shall mutually agree (the "Election Form") shall be mailed thirty-five days prior to the anticipated Effective Date or on such other date as the Company and Parent shall mutually agree (the "Mailing Date") to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "Election Form Record Date").

                           (b) Each Election Form shall permit the holder (or
the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration ("Stock Election Shares"), (ii) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration ("Cash Election Shares"), or (iii) that such holder makes no election with respect to such holder's Company Common Stock ("No Election Shares"). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the "Election Deadline") shall also be deemed to be "No Election Shares."

                           (c) Parent shall make available one or more Election
Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

                           (d) Any such election shall have been properly made
only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form.

Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the certificates representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Parent regarding such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

                           (e) Within ten business days after the Election
Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

                  (i) CASH ELECTION SHARES MORE THAN TOTAL CASH AMOUNT. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares is greater than the Total Cash Amount, then:

                           (A) all Stock Election Shares and No Election Shares
                  shall be converted into the right to receive the Per Share Stock Consideration,

                           (B) the Exchange Agent shall then select from among
                  the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

                           (C) the Cash Election Shares that are not Stock
                  Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

                  (ii) CASH ELECTION SHARES LESS THAN TOTAL CASH AMOUNT. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is less than the Total Cash Amount, then:

                           (A) all Cash Election Shares shall be converted into
                  the right to receive the Per Share Cash Consideration,

                           (B) the Exchange Agent shall then select first from
                  among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

                           (C) the Stock Election Shares and the No Election
                  shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

                  (iii) CASH ELECTION SHARES EQUAL TO TOTAL CASH AMOUNT. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

                           (f) The pro rata selection process to be used by the
Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

                  1.6 STOCK OPTIONS. (a) Immediately prior to the Effective Time, the Company will cause each option granted by the Company to purchase shares of Company Common Stock pursuant to the Company's 1983 Incentive Stock Option Plan, as amended, the Company's 1995 Stock Option Plan, the Company's 1999 Employee Stock Option Plan, the Company's 1999 Stock Option Plan for Non-Employee Directors, the Patapsco Valley Bancshares, Inc. ("PVBI") Incentive Stock Option Plan, the PVBI Director's Stock Option Plan, the PVBI Employee Stock Purchase Plan, the Monocacy Bancshares, Inc. ("MBI") 1994 Stock Incentive Plan, and the MBI 1997 Independent Directors' Stock Option Plan (collectively, the "Company Option Plans"), (each a "Company Option"), which is then outstanding and unexercised to become fully vested and, at the Effective Time, each such fully-vested Company Option shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a fully-vested option to purchase shares of Parent Common Stock (a "Parent Option") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company Option Plan, under which such Company Option was granted, the agreements evidencing grants thereunder and any other agreements between the Company and an optionee regarding Company Options):

                  (1) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

                  (2) the exercise price per share of Parent Common Stock under the new option shall be equal to the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

                  (3) notwithstanding anything else contained in this Section 1.6(a), it is the intention of the parties that the assumption of Company Common Stock hereunder shall meet the requirements of Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that each Parent Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related Company Option so qualified immediately before the Effective Time, and the foregoing provisions of this Section 1.6(a) shall be interpreted to further such purpose and intention.

                           (b) Prior to the Effective Time, Parent shall reserve
for issuance the number of shares of Parent Common Stock necessary to satisfy Parent's obligations under this Section 1.6. Promptly after the Effective Time (but in no event later than ten business days thereafter), Parent shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to Section 1.6(a) hereof, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

                           (c) Prior to the Effective Time, Parent and the
Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Company equity securities (including derivative securities with respect to any Company equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of
Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                  1.7 PARENT COMMON STOCK. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into authorized unissued stock of Parent as contemplated by Section 1.4 hereof, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

                  1.8 ARTICLES OF INCORPORATION. At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

                  1.9 BYLAWS. At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

                  1.10     DIRECTORS AND OFFICERS.

                           (a) At and after the Effective Time, the directors of
Parent shall consist of all of the directors of Parent serving immediately prior to the Effective Time and the additional persons who shall become a director of Parent in accordance with Section 7.13 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                           (b) The officers of Parent immediately prior to the
Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                  1.11 TAX CONSEQUENCES. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

                                   ARTICLE II

                               EXCHANGE OF SHARES

                  2.1 PARENT TO MAKE SHARES AND CASH AVAILABLE. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the "Exchange Agent") selected by Parent and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Section 1.4 and Section 2.2(a) in exchange for outstanding shares of Company Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.4 and 2.2(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(e) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

                  2.2 EXCHANGE OF SHARES. (a) As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder's Certificate or Certificates with an Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.5 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of Article I, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

                           (b) No dividends or other distributions declared
after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

                          (c) If any certificate representing shares of Parent
Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                          (d) After the Effective Time, there shall be no
transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock or cash or both, as provided in this Article II.

                          (e) Notwithstanding anything to the contrary
contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the Per Share Consideration by
(ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

                          (f) Any portion of the Exchange Fund that remains
unclaimed by the stockholders of the Company for twelve months after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                          (g) In the event any Certificate shall have been
lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

                                   ARTICLE III

                         DISCLOSURE SCHEDULES; STANDARDS
                       FOR REPRESENTATIONS AND WARRANTIES

                  3.1 DISCLOSURE SCHEDULES. Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the "Company Disclosure Schedule," and in the case of Parent, the "Parent Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, or to one or more of such party's covenants contained in Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty, standing alone, being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion or exclusion of an item in a Disclosure Schedule shall not be deemed an admission to any unrelated third party for any purpose.

                  3.2 STANDARDS. (a) No representation or warranty of the Company contained in Article IV or of Parent contained in Article V shall be deemed untrue or incorrect for purposes of this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for purposes of this Agreement, in any case, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, has had a Material Adverse Effect with respect to the Company or Parent, respectively.

                          (b) As used in this Agreement, the term "Material
Adverse Effect" means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (y) any action or omission of the Company or Parent or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (z) any out of pocket transaction expenses in an aggregate amount not to exceed $7,500,000 incurred by such party in connection with this Agreement or the transactions contemplated hereby or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  Subject to Article III, the Company hereby represents and warrants to Parent as follows:

                  4.1 CORPORATE ORGANIZATION. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Articles of Incorporation and Bylaws of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents. As used in this Agreement, the word "Subsidiary" when used with respect to any party, means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, including the Company Bank.

                          (b) The Company Bank is a commercial bank duly
organized, validly existing and in good standing under the laws of State of Maryland. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund or the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company's other Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents.

                          (c) Except as set forth in Section 4.1 (c) of the
Company Disclosure Schedule, the minute books of the Company and each of its Subsidiaries, copies of which have previously been made available to Parent, contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 through the date of this Agreement of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

                  4.2 CAPITALIZATION. (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock. As of the date of this Agreement, there were 10,740,357 shares of Company Common Stock issued and outstanding plus the net amount of any shares issued on March 12, 2003 upon the exercise of the outstanding options described in the following sentence. As of the date of this Agreement, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options except for up to 628,855 shares of Company Common Stock reserved for issuance upon the exercise of previously issued stock options pursuant to the Company Option Plans. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above, or reflected in Section 4.2 (a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. As of the date of this Agreement, the names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Company Option Plans are set forth in Section 4.2(a) of the Company Disclosure Schedule.

                          (b) Section 4.2(b) of the Company Disclosure Schedule
sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable (except as otherwise may be provided for in the Financial Institutions Article of the Annotated Code of Maryland) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

                  4.3 AUTHORITY; NO VIOLATION. (a) The Company has full corporate power and authority to execute and deliver this Agreement and the Company and the Company Subsidiaries have full corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has declared the transactions contemplated by this Agreement to be advisable and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of the Company's stockholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will have been duly and validly approved by the Board of Directors of the Company Bank. The Board of Directors of the Company Bank will have declared the transactions contemplated by the Bank Merger Agreement to be advisable and will have directed that the Bank Merger Agreement and the transactions contemplated thereby be submitted to the Company Bank's sole stockholder for approval and, except for the approval of the Bank Merger Agreement by the Company Bank's sole stockholder, no other corporate proceedings on the part of the Company Bank are necessary to approve the Bank Merger Agreement and to consummate the transactions contemplated hereby and thereby. The Bank Merger Agreement, upon execution and delivery by the Company Bank (assuming due authorization, execution and delivery by Parent Bank), will constitute a valid and binding obligation of the Company Bank, enforceable against the Company Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

                          (b) Except as set forth in Section 4.3(b) of the
Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the execution and delivery of the Bank Merger Agreement by the Company Bank, nor the consummation by the Company and the Company Subsidiaries of the transactions contemplated hereby or thereby, nor compliance by the Company or the Company Subsidiaries with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained,
(x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

                  4.4 CONSENTS AND APPROVALS. Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Company's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"), (b) the approval of this Agreement by the requisite vote of the stockholders of the Company, and (c) such filings, authorizations or approvals set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are required to be made by or obtained by the Company or any of its Subsidiaries in connection with (1) the execution and delivery by the Company of this Agreement and (2) the execution and delivery by the Company Bank of the Bank Merger Agreement and (3) the consummation by the Company of the Merger and the other transactions contemplated hereby, including the Bank Merger and the consummation by the Company Bank of the Bank Merger.

                  4.5 SEC REPORTS. The Company has previously made available to Parent a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by the Company with the SEC pursuant to the Securities Act or the Exchange Act (the "Company Reports") and (b) communication mailed by the Company to its shareholders since December 31, 1999, and no such Company Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1999, and, as of their respective dates, all Company Reports complied with the published rules and regulations of the SEC with respect thereto.

                  4.6 REGULATORY REPORTS. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1999 with (i) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), (ii) the FDIC, (iii) any state banking commissions or any other state bank regulatory authority, or any state insurance regulatory authority (each a "State Regulator") and (iv) any other self-regulatory organization ("SRO") (collectively, the "Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, and except as set forth on Section 4.6 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

                  4.7 FINANCIAL STATEMENTS. The Company has previously made available to Parent copies of (a) the balance sheet of the Company and its Subsidiaries as of December 31 for the fiscal year 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fiscal years 1999 through 2001, inclusive, accompanied by the audit report of Arthur Andersen LLP, which was at the time of such report the independent public accountants with respect to the Company (on April 8, 2002, the Company announced that it had appointed Deloitte & Touche LLP to replace Arthur Andersen LLP as its independent accountants) and (b) the balance sheet of the Company and its Subsidiaries as of December 31 for the fiscal year 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fiscal years 2000 through 2002, inclusive, accompanied by the audit report of Deloitte & Touche LLP, independent public accountants with respect to the Company (the "2002 Audited Financial Statements"). The December 31, 2002 consolidated balance sheet of the Company (including the related notes, where applicable) fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

                  4.8 BROKER'S FEES. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. ("KBW") in accordance with the terms of a letter agreement between KBW and the

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Company, a true and correct copy of which has been previously made available by the Company to Parent.

                  4.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. (a) Except as set forth on Section 4.9(a) of the Company Disclosure Schedule and except as disclosed in the 2002 Audited Financial Statements or any Company Report (as defined in Section 4.5) filed with the SEC prior to March 1, 2003, since December 31, 2002 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on the Company.

                          (b) Except as set forth in Section 4.9(b) of the
Company Disclosure Schedule and except as disclosed in the 2002 Audited Financial Statements or any Company Report filed with the SEC prior to March 1, 2003, since September 30, 2002 the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

                          (c) Except as set forth in Section 4.9(c) of the
Company Disclosure Schedule, since September 30, 2002 neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 2002, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, amended or modified the terms of any agreement, plan or arrangement to which an executive officer, employee or director is a party, granted any options to purchase securities of the Company, or paid any bonus, (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

                  4.10 LEGAL PROCEEDINGS. (a) Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries, or their respective assets, including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

                          (b) Except as set forth in Section 4.10(b) of the
Company Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

                  4.11 TAXES. (a) Except as set forth in Section 4.11 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes (as hereinafter defined) shown to be due on such Tax Returns. Except as set forth in
Section 4.11of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) with respect to each taxable period of the Company and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service ("IRS") or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review.

                          (b) For the purposes of this Agreement, "Taxes" shall
mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

                  4.12 EMPLOYEES. (a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee of the Company or any Subsidiary (the "Plans").

                          (b) The Company has heretofore made available to
Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document and any amendments thereto; (ii) any related trust or other funding vehicle; (iii) the most recent determination letter from the IRS for such Plan as well as the application materials submitted to the IRS; (iv) the most recent summary plan description and related summaries of material modifications for each ERISA Plan, as well as the most recent summary, if any, with respect to each Plan for which a summary plan description is not required under ERISA; (v) for the three most recent plan years, all annual reports (5500 Series) for each Plan that have been filed with any governmental agency and (vi) all other material documents relating to any Plan as may be reasonably requested by Parent.

                          (c) Except as set forth in Section 4.12(c) of the
Company Disclosure Schedule, each of the Plans is in compliance with applicable law, including (but not limited to) the Code and ERISA; each of the Plans intended to be "qualified" under section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Company's knowledge, no event has occurred that would reasonably be expected to affect such determination; neither the Company nor any ERISA Affiliate maintains (or has maintained within the last five years) a pension plan subject to Title IV of ERISA or section 412 of the Code other than any such plan terminated prior to the date hereof pursuant to Section 4041(b) of ERISA, which plan received a favorable determination letter from the Internal Revenue Service upon its termination; neither the Company nor any ERISA Affiliate maintains or contributes to (or has ever had an obligation to maintain or contribute to) any multiemployer plan (within the meaning of section 4001(a)(3) of ERISA) or any multiple employer plan (within the meaning of section 413 of the Code); there are no pending, or to the knowledge of Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of, or against any of the Plans, the funding vehicles related thereto or their fiduciaries; and neither the Company nor any ERISA Affiliate has any obligation, nor has made any representation in connection with any medical, death or other welfare benefits for their employees after they retire, except to the extent required under the group health plan continuation requirements of sections 601 through 609 of ERISA, section 4980B of the Code or applicable state law.

                  4.13 COMPANY INFORMATION. The information relating to the Company and its Subsidiaries which is provided to Parent by the Company for inclusion in the Proxy Statement and the registration statement on Form S-4 (the "S-4") in which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

                  4.14 COMPLIANCE WITH APPLICABLE LAW. The Company and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any violations of any of the above.

                  4.15 CERTAIN CONTRACTS. (a) Except as set forth on Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral)
(i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of the Company or any of its Subsidiaries, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (iv) which is an agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $250,000 per annum, or (v) which restricts the conduct of any line of business by the Company or any of its Subsidiaries. Each contract of the type described in this Section 4.15(a) is referred to herein as a "Company Contract." Section 4.15(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Company Contracts. The Company has previously delivered or made available to Parent true and correct copies of each contract described in Section 4.15(a) of the Company Disclosure Schedule.

                          (b) Except as set forth in Section 4.15(b) of the
Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, and (iv) no other party to any Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

                  4.16 AGREEMENTS WITH REGULATORY AGENCIES. Except as set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a "Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

                  4.17     ENVIRONMENTAL MATTERS. Except as set forth in
Section 4.17 of the Company Disclosure Schedule,

                          (a) each of the Company and its Subsidiaries and all
real property owned by the Company or its Subsidiaries and, to the knowledge of the Company, each of the Participation Facilities and the Loan Properties (each as hereinafter defined) and all real property leased by the Company or its Subsidiaries, are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace ("Environmental Laws");

                          (b) There is no suit, claim, action or proceeding
pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property; and

                          (c) To the knowledge of the Company, during the
period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) the Company's or any of its Subsidiaries' interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of the Company, prior to the period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties, (y) the Company's or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) the Company's or any of its Subsidiaries' interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

                  The following definitions apply for purposes of this Section 4.17: (x) "Hazardous Materials" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials,
(y) "Loan Property" means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (z) "Participation Facility" means any facility in which the Company or any of its Subsidiaries participates or has participated in the management and, where required by the context, said term means the owner or operator of such property.

                  4.18 OPINION. Prior to the execution of this Agreement, the Company has received an opinion from KBW to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of the Company is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded.

                  4.19 APPROVALS. The Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) should not be obtained.

                  4.20     LOAN PORTFOLIO. (a) Except as set forth in Section
4.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than any Loan the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of December 31, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, of which default the Company or a Subsidiary had knowledge or should have had knowledge, or (ii) Loan with any director, executive officer or five percent or greater stockholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20(a) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $250,000 of the Company or any of its Subsidiaries that as of December 31, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of December 31, 2002, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Company that as of December 31, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

                          (b) Each Loan in original principal amount in excess
of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  4.21 PROPERTY. Section 4.21 of the Company Disclosure Schedule sets forth a true, correct and complete list of all the real properties owned or leased by the Company or a Company Subsidiary. Each of the Company and its Subsidiaries has good and marketable title or a valid and enforceable leasehold, as applicable, free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Company as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not impair the use of the respective property as such property is used on the date of this Agreement, and, with respect to all fee-owned property, do not impair the fair market value of such property, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor's interest in any such property that is leased. Except as set forth in Section 4.21(a) of the Company Disclosure Schedule, (x) all leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and are bona fide, arm's length leases, at rents that constituted market rents as of the respective dates such leases were entered into, (y) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a default thereunder, and (z) the consummation of the transactions contemplated hereby will not cause a default, right of termination by the landlord or imposition of any penalty thereunder. With respect to all fee and leased property of the Company or its Subsidiaries, (a) all facilities, building and improvements are in good condition and repair , ordinary wear and tear excepted, and sufficient for the operation of the business conducted thereon with such utilities and related services as are adequate for the use and operation thereof, and (b) adequate insurance covering any improvements situated on such property, or such other necessary insurance, is in full force and effect. The Company has provided or shall provide to Parent copies of all documents creating or evidencing fee or leasehold interests of the Company or a Company Subsidiary and any modifications or amendments thereto.

                  4.22 REORGANIZATION. The Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

                  4.23 STATE TAKEOVER LAWS AND CHARTER PROVISIONS. Assuming the accuracy of the representations and warranties of Parent set forth in
Section 5.15 hereof, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from Section 3-602 of the MGCL. To the knowledge of the Company, the Company has no "interested stockholder" as that term is defined in Section 3-601(j) of the MGCL, or shares of capital stock subject to restrictions on voting rights pursuant to Section 3-702 of the MGCL.

                  4.24 PREPARATION OF REPRESENTATIONS AND WARRANTIES. In making the representations and warranties set forth herein, and preparing and delivering the Company Disclosure Schedules, the Company has used all reasonable efforts to make representations and warranties that, taken together with the Company Disclosure Schedules, would be true and correct in all material respects without regard to the standard set forth in Section 3.2.

                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF PARENT

                  Subject to Article III, Parent hereby represents and warrants to the Company as follows:

                  5.1 CORPORATE ORGANIZATION. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

                          (b) Each Subsidiary of Parent is duly organized,
validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of Parent that is a bank or savings association are insured by the FDIC through the Bank Insurance Fund and/or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of Mercantile-Safe Deposit and Trust Company (the "Significant Subsidiary"), copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

                          (c) The minute books of Parent and the Significant
Subsidiary contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

                  5.2 CAPITALIZATION. (a) As of the date of this Agreement, the authorized capital stock of Parent consists of 130,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock, without par value ("Parent Preferred Stock"). As of the date of this Agreement, there were 68,875,046 shares of Parent Common Stock and no shares of Parent Preferred Stock issued and outstanding. As of the date of this Agreement, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except that 3,300,282 shares of Parent Common Stock were reserved for issuance upon the exercise of stock options pursuant to the 1989 and 1999 Omnibus Stock Plans, Dividend Reinvestment Program and Employee Stock Repurchase Plan (collectively, the "Parent Stock Plans"). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above and except for rights (the "Parent Rights") distributed to the holders of Parent Common Stock pursuant to the Stockholder Protection Rights Agreement, dated as of June 8, 1999, between Parent and Mercantile-Safe Deposit and Trust Company, as Rights Agent, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or Parent Preferred Stock or any other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

                          (b) Section 5.2(b) of the Parent Disclosure Schedule
sets forth a true and correct list of all of the Parent Subsidiaries as of the date of this Agreement. Except as set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interest whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls commitments or agreements of any character with any party calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.


                  5.3 AUTHORITY; NO VIOLATION. (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and

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remedies generally. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will have been duly and validly approved by the Board of Directors of Parent Bank. The Board of Directors of Parent Bank will have declared the transactions contemplated by the Bank Merger Agreement to be advisable and will have directed that the Bank Merger Agreement and the transactions contemplated thereby be submitted to Parent Bank's sole stockholder for approval and, except for the approval of the Bank Merger Agreement by Parent Bank's sole stockholder, no other corporate proceedings on the part of Parent Bank are necessary to approve the Bank Merger Agreement and to consummate the transactions contemplated hereby and thereby. The Bank Merger Agreement, upon execution and delivery by the Parent Bank (assuming due authorization, execution and delivery by the Company Bank), will constitute a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

                          (b) Neither the execution and delivery of this
Agreement by Parent, nor the execution and delivery of the Bank Merger Agreement by Parent Bank, nor the consummation by Parent or Parent Bank of the transactions contemplated hereby or thereby, nor compliance by Parent or Parent Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in
Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or the Significant Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or the Significant Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.

                  5.4 CONSENTS AND APPROVALS. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and with the FDIC under the Bank Merger Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Department, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (e) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ/NMS, (f) approval of the


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transactions contemplated by this Agreement by the Maryland Commissioner of
Financial Regulation and/or filings in connection therewith pursuant to the Financial Institutions Article of the Annotated Code of Maryland, (g) filings with or approvals of the Maryland Insurance Commissioner, (h) filings with or approvals of the Virginia Bureau of Financial Institutions, and (i) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the execution and delivery by Parent Bank of the Bank Merger Agreement and (3) the consummation by Parent of the Merger and the other transactions contemplated hereby, and the consummation by Parent Bank of the Bank Merger.

                  5.5 SEC REPORTS. Parent has previously made available to the Company a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the "Parent Reports") and (b) communication mailed by Parent to its shareholders since December 31, 1999, and no such Parent Report (when filed and at its respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1999, and, as of their respective dates, all Parent Reports complied with the published rules and regulations of the SEC with respect thereto.

                  5.6 REGULATORY REPORTS. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1999 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

                  5.7 FINANCIAL STATEMENTS. Parent has previously made available to the Company copies of (a) the consolidated balance sheet of Parent and its Subsidiaries as of December 31 for the fiscal year 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1999 through 2001, inclusive, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC under the Exchange Act, accompanied by the


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audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to Parent, (b) the unaudited balance sheet of Parent and its Subsidiaries as of December 31 for the fiscal year 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 2000 through 2002, inclusive, as presented in Parent's draft Annual Report on Form 10-K for the fiscal year ended December 31, 2002 previously delivered by Parent to the Company (the "Parent Draft 10-K"), and (c) the unaudited consolidated balance sheets of Parent and its Subsidiaries as of September 30, 2002 and September 30, 2001 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month periods then ended as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 2002 filed with the SEC under the Exchange Act. The December 31, 2002 consolidated balance sheet of Parent (including the related notes, where applicable) fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.7 (including the related notes, where applicable) fairly present and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

                  5.8 BROKER'S FEES. Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, Sandler O'Neill & Partners, L.P.

                  5.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent Draft 10-K or any Parent Report (as defined in Section 5.5) filed with the SEC prior to March 1, 2003, since December 31, 2002, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on Parent.

                  5.10 LEGAL PROCEEDINGS. (a) Except as disclosed in the Parent Draft 10-K or any Parent Report, neither Parent nor any of its Subsidiaries is a party to any and there are no pending or, to Parent's knowledge, threatened, legal, administrative, arbitral


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

or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries required to be disclosed in such Parent Report, or any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

                          (b) There is no injunction, order, judgment or decree
imposed upon Parent, or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

                  5.11 TAXES. Each of the Parent and the Significant Subsidiary has (i) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all Taxes shown to be due on such Tax Returns. Neither Parent nor the Significant Subsidiary has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. With respect to each taxable period of Parent and the Significant Subsidiary, the federal and state income Tax Returns of Parent and the Significant Subsidiary have been audited by the IRS or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review.

                  5.12 EMPLOYEES. Each of the Parent Plans (hereinafter defined) is in compliance with the applicable law, including the Code and ERISA; each of the Parent Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS and, to Parent's knowledge, no event has occurred that would reasonably be expected to affect such determination; no Parent Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither Parent nor any Parent ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Parent Plan pursuant to Title IV of ERISA (other than liability for premiums due the Pension Benefit Guaranty Corporation (the "PBGC") (which premiums have been paid when due)); to the knowledge of Parent no proceedings have been instituted to terminate any Parent Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Parent Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a risk to Parent of incurring a liability to or on account of a Parent Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); no Parent Plan is a multiemployer plan (within the meaning of section 4001(a)(3) of ERISA) and no Parent Plan is a multiple employer plan as defined in Section 413 of the Code; and there are no pending, or, to the knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Plans or any trusts related thereto. "Parent Plan" means each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to as of the date of this Agreement by Parent, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), all of which together with Parent would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee of Parent or any Subsidiary.

                  5.13 PARENT INFORMATION. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

                  5.14 COMPLIANCE WITH APPLICABLE LAW. Parent and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries and neither Parent nor the Significant Subsidiary has received notice of any violations of any of the above.

                  5.15 OWNERSHIP OF COMPANY COMMON STOCK; AFFILIATES AND ASSOCIATES.

                          (a) Neither Parent nor any of its affiliates or
associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than Trust Account Shares); and

                          (b) Neither Parent nor any of its Subsidiaries is an
"interested stockholder" of the Company or an "associate" or "affiliate" of any "interested stockholder" of the Company (as such terms are defined in Section 3-601 of the MGCL).

                  5.16 AGREEMENTS WITH REGULATORY AGENCIES. Except as disclosed in Parent's Annual Report on Form 10-K for the year ended December 31, 2001, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a "Parent Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business


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or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent, the Significant Subsidiary or Parent Bank been advised by any Regulatory Agency that it is considering issuing or requesting any Parent Regulatory Agreement.

                  5.17 OPINION. Prior to the execution of this Agreement, Parent has received an opinion from Sandler O'Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Parent is fair to Parent from a financial point of view. Such opinion has not been amended or rescinded.

                  5.18 APPROVALS. Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) should not be obtained.

                  5.19 LOAN PORTFOLIO. (a) Except as set forth on Section 5.19(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any written or oral (i) Loan, other than any Loan the unpaid principal balance of which does not exceed $1,500,000 under the terms of which the obligor was, as of December 31, 2002, over 90 days delinquent in payment of principal or interest or, to the knowledge of Parent, in default of any other provision, or (ii) Loan with any director, executive officer or five percent or greater stockholder of Parent or any of its Subsidiaries, or to the knowledge of Parent, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 5.19(a) of Parent Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $1,500,000 of Parent or any of its Subsidiaries that as of December 31, 2002, were classified by any bank examiner (whether regulatory or internal) as " Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss, " "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Parent and its Subsidiaries that as of December 31, 2002, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of Parent that as of December 31, 2002, was classified as "Other Real Estate Owned" and the book value thereof.

                          (b) Each Loan in original principal amount in excess
of $1,500,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

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                  5.20     PROPERTY. Each of Parent and its Subsidiaries has
good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, and which are reflected on the consolidated balance sheet of Parent as of December 31, 2002, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet, (vii) the lessor's interest in any such property that is leased, or (viii) as disclosed in Section 5.20 of the Parent Disclosure Schedule. All leases pursuant to which Parent or any Subsidiary of Parent, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party thereto is in default thereunder.

                  5.21 REORGANIZATION . Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

                  5.22 CERTAIN CONTRACTS. Except as set forth in Section 5.22(a) of the Parent Disclosure Schedule, (a) neither Parent nor the Significant Subsidiary is a party to or bound by any contract (whether written or oral ) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of Parent or any of its Subsidiaries, (iii) as of the date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $1,500,000 per annum, or (v) which materially restricts the conduct of any line of business by Parent or any of its Subsidiaries. Each contract of the type described in this Section 5.22(a), whether or not set forth in Section 5.22(a) of the Parent Disclosure Schedule, is referred to herein as a "Parent Contract." Parent has previously delivered or made available to the Company true and correct copies of each contract of the type described in this Section 5.22(a).

                          (b) Except as set forth in Section 5.22(b) of the
Parent Disclosure Schedule, (i) each Parent Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Contract, (iii) no event or condition exists


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which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries under any Parent Contract, and (iv) no other party to any Parent Contract is, to the knowledge of Parent, in default in any respect thereunder.

                  5.23 FINANCING. Parent has available sufficient cash and cash equivalents on hand to pay the Total Cash Amount as contemplated by Section
1.4 hereof.

                  5.24 PREPARATION OF REPRESENTATIONS AND WARRANTIES. In making the representations and warranties set forth herein, and preparing and delivering the Parent Disclosure Schedules, Parent has used all reasonable efforts to make representations and warranties that, taken together with the Parent Disclosure Schedules, would be true and correct in all material respects without regard to the standard set forth in Section 3.2.

                                   ARTICLE VI

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

                  6.1 COVENANTS OF THE COMPANY. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in
Section 6.1 of the Company Disclosure Schedule or otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

                          (a) solely in the case of the Company, declare or pay
any dividends on, or make other distributions in respect of, any of its capital stock, other than the Company's normal quarterly dividend not in excess of $0.29 per share of Company Common Stock;

                          (b) (i) repurchase, redeem or otherwise acquire
(except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing other than pursuant to the Company's Employee Stock Purchase Plan (the "ESPP"), except, in the case of clauses (ii) and (iii), for the issuance of Company Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms;

                          (c) amend its Articles of Incorporation, Bylaws or
other similar governing documents;

                          (d) make any capital expenditures other than those not
in excess of $250,000 individually and $1,000,000 in the aggregate which are made in the ordinary course of business or are necessary to maintain existing assets in good repair;

                          (e) enter into any new line of business;

                          (f) acquire or agree to acquire, by merging or
consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any equity interests in or assets of any business or any corporation, partnership, association or other business organization or division thereof, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

                          (g) take any action that is intended or may reasonably
be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

                          (h) change its methods of accounting in effect at
December 31, 2002, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company's independent auditors;

                          (i) (i) except as set forth in Section 7.8 hereof, as
required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including any Plan) or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees, except that the Company may adopt the retention program and make the pro rata bonus payments, in each case as described in Section 6.1(i) of the Company Disclosure Schedule, or (ii) except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

                          (j) other than activities in the ordinary course of
business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its assets, properties or other rights or agreements which individually or in the aggregate are material to the Company and its Subsidiaries taken as a whole;

                          (k) other than in the ordinary course of business
consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

                          (l) file any application to establish, relocate or
terminate the operations of any banking office of it or any of its Subsidiaries;

                          (m) create, renew, amend or terminate or give notice
of a proposed renewal, amendment or termination of, any material contract, agreement or


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

lease for goods, services or office space to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

                          (n) take or cause to be taken any action which would
reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

                          (o) agree to do any of the foregoing.

                  6.2 COVENANTS OF PARENT. Except as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

                          (a) solely in the case of Parent, declare or pay any
dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; PROVIDED, HOWEVER, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Stock in a manner consistent with past practice;

                          (b) take any action that is intended or may
reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

                          (c) take any action or enter into any agreement that
would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

                          (d) change its methods of accounting in effect at
December 31, 2002, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by Parent's independent auditors;

                          (e) take or cause to be taken any action which would
reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

                          (f) agree to do any of the foregoing.

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                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

                  7.1 REGULATORY MATTERS. (a) The Company shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain as promptly as practicable all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

                          (b) The parties hereto shall cooperate with each
other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                          (c) Parent and the Company shall, upon request,
furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

                          (d) Parent and the Company shall promptly furnish
each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement)

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

from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

                  7.2 ACCESS TO INFORMATION. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request; provided, however, that the Company's rights under this Section 7.2(a) are limited such that access and information will be provided to the Company only to the extent reasonably necessary for the Company to confirm Parent's compliance with the provisions of this Agreement and the accuracy of Parents representations and warranties set forth in Article V of this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                          (b) All information furnished to Parent by the
Company pursuant to Section 7.2(a) shall be subject to, and Parent shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated January 30, 2003 (the "Confidentiality Agreement"), between Parent and the Company.

                          (c) No investigation by either of the parties or
their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

                  7.3     EXCLUSIVE DEALING.

                          (a) The Board of Directors of the Company has
carefully considered and deliberated upon the terms and conditions of the Merger has concluded that the Merger is fair to, and in the best interests of the stockholders of the Company, with the intent that this Agreement be binding, subject to the terms and conditions hereof. In the process of so concluding, the Board of Directors of the Company has, at the expense of the Company, received the written advice of KBW, its financial advisor, to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders from a financial viewpoint. Accordingly, in view of the commitments of the parties and the time and expense required to consummate the Merger and while this Agreement is in effect, and subject to subsections (b), (c) and (e), the Company shall not, nor shall it permit any of the Company's Subsidiaries to, nor shall


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

it authorize or permit any director, officer or agent of the Company or any of the Company's Subsidiaries or any investment banker, attorney, accountant or other advisor of the Company or any of the Company's Subsidiaries to, and it shall cause its and its Subsidiaries' directors, officers, agents, investment bankers, attorneys, accountants and other advisors not to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to induce or facilitate, any Acquisition Proposal (as hereinafter defined), or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Parent, Parent Bank or their respective representatives) any nonpublic information with respect to, or take any other action to facilitate, any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, except that, if the Company receives a communication that it believes may, upon clarification, constitute a Superior Proposal (as hereinafter defined), the Company may communicate with the person making such communication to the limited extent necessary to obtain the necessary clarification.



                          (b) At any time prior to obtaining the stockholder
approval with respect to the Merger, the Board of Directors of the Company may, in response to a BONA FIDE written Acquisition Proposal that constitutes a Superior Proposal, and did not otherwise result from a breach of this Section 7.3, and subject to compliance with Sections 7.3(c) through (e), and provided that and only to the extent that the Board of Directors of the Company has determined in good faith, after consultation with outside counsel to the Company, experienced in providing representation in such matters, that failure to take such action would breach the fiduciary duties under applicable law of the Company's Board of Directors (i) furnish nonpublic information with respect to the Company and the Company's Subsidiaries to the person making such Acquisition Proposal (and its representatives) pursuant to a confidentiality agreement which contains terms that are equivalent to, and in no respect less favorable to the Company than the Confidentiality Agreement (it being understood and agreed that, notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to waive any "standstill" or similar provision in such confidentiality agreement which would preclude such person from making an Acquisition Proposal to the Company for the limited purpose of enabling such person to make an Acquisition Proposal to the Company during the 45-day period following execution of such confidentiality agreement, and any such waiver shall not constitute a breach of this Section 7.3), provided that all such information is provided on a prior or substantially current basis to Parent, and (ii) participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of the Company or any of the Company's Subsidiaries or any investment banker, attorney, accountant or other advisor of the Company or any of the Company's Subsidiaries shall be deemed to be a breach of this Section
7.3 by the Company.

                          (c) Except as set forth in the next sentence or in
Section 7.3(e), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent, or propose publicly to withdraw or


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

modify in a manner adverse to Parent, the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal or resolve or agree to take any such action (any such action or any such resolution or agreement to take such action being referred to herein as an "Adverse Recommendation Change"), (ii) adopt or approve any Acquisition Proposal or propose publicly to adopt or approve any Acquisition Proposal or resolve or agree to take any such action or (iii) cause or permit the Company or any of the Company's Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.3(b)) (each, an "Acquisition Agreement") constituting or related to, or which is intended to or has a reasonable possibility of leading to, any Acquisition Proposal or resolve or agree to take any such action. In the case, however, of any Acquisition Proposal which is a Superior Proposal which did not result from a breach of this Section 7.3, if the Board of Directors of the Company determines in good faith, after consultation with outside counsel experienced in providing representation in such matters, that failure to do so would constitute a breach of the fiduciary duties of the Board of Directors under applicable law, the Board of Directors of the Company may, at any time prior to the approval by the stockholders of the Company with respect to the Merger, cause the Company to terminate this Agreement pursuant to Section 9.1(g) and concurrently enter into an Acquisition Agreement; PROVIDED, however, that the Company shall not terminate this Agreement pursuant to Section 9.1(g), and any purported termination pursuant to Section 9.1(g) shall be void and of no force or effect, unless (A) the Company has complied with all the provisions of this Section 7.3, including the notification provisions in this Section 7.3, and with all applicable requirements of Section 10.3 (including the payment of the Termination Fee (as defined in Section 10.3 hereof) prior to or concurrently with such termination) in connection with such Superior Proposal; (B) the Board of Directors of the Company causes the Company to notify Parent in writing (such notice, a "Notice of Superior Proposal") that it intends to enter into such Acquisition Agreement, attaching to such Notice of Superior Proposal the most current version of such Acquisition Agreement and all other proposed written agreements, arrangements or understandings, including the forms of any agreements with third parties, and all applicable financial statements and evidence of any planned financing relating to such Superior Proposal (and a description of all material oral agreements with respect thereto), and the Company does not enter into such Acquisition Agreement during the five-day period following receipt by Parent of such Notice of Superior Proposal (the "Response Period"); (C) if Parent makes a counteroffer to such Superior Proposal during the Response Period (a "Counteroffer"), the Board of Directors of the Company considers in good faith such Counteroffer and causes the Company's financial and legal advisors to negotiate in good faith with respect to the terms of such Counteroffer; (D) if Parent makes a Counteroffer, and (x) the Board of Directors of the Company determines in its good faith judgment (based on the written advice of KBW) that such Superior Proposal is a Superior Proposal to such Counteroffer and (y) the Board of Directors of the Company determines in good faith, after consultation with outside counsel experienced in providing representation in such matters, that failure to accept


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

such Superior Proposal would constitute a breach of the fiduciary duties of the Board of Directors under applicable law; and (E) in the event that any amendment to the price or any other material term of a Superior Proposal occurs during the Response Period, the Company provides a new Notice of Superior Proposal (in which case a new Response Period shall accordingly begin and the Company must again comply with all of the terms of this Section 7.3 with respect to such amended Superior Proposal).

                          (d) In addition to the obligations of the Company
set forth in Sections 7.3 (a) through (c), the Company shall promptly (and in any event within 24 hours) advise Parent orally of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal (including any subsequent amendment or other modification to such material terms and conditions) and the identity of the person making such Acquisition Proposal.

                          (e) The Company may communicate information about
any Acquisition Proposal to its stockholders if, in the judgment of the Company's Board of Directors, based upon the advice of outside counsel experienced in providing representation in such matters, the failure to communicate information would violate federal or state securities laws or constitute a breach of the directors' fiduciary duty. Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

                          (f) For purposes of this Agreement, "Acquisition
Proposal" means any inquiry, proposal, indication of interest or offer from any person (other than Parent or Parent Bank) relating to any of the following, in one transaction or series of transactions, (i) a merger, consolidation, share exchange or similar transaction involving the Company or the Company Bank, (ii) a sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or the Company Bank representing 25% or more of the consolidated assets of the Company (including capital stock of the Company Bank) or of the Company Bank, or (iii) a transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 25% or more of the Company's or the Company Bank's outstanding capital stock.

                          (g) For purposes of this Agreement, "Superior
Proposal" means any BONA FIDE written offer not solicited by or on behalf of the Company or any of the Company's Subsidiaries made by a third party to engage in any transaction described in the definition of "Acquisition Proposal" which, if consummated, would result in such third party (or in the case of a merger, consolidation or similar transaction, the stockholders of such third party immediately prior thereto) acquiring, directly or indirectly, (A) more than 50% of the voting power of (x) the Company Common Stock or (y) in the case of a merger, consolidation or similar transaction, the common stock of the surviving or transferee entity or its publicly-held parent corporation or (B) all or substantially all the assets of the Company and the Company's Subsidiaries, taken as a whole, in either case for consideration consisting of cash and/or securities that the Board


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

of Directors of the Company determines in its good faith judgment (based on the written advice of KBW) to have a higher value than the aggregate Merger Consideration and which proposal is determined in good faith by the Board of Directors of the Company to be more favorable to the Company's stockholders than the Merger, in each case taking into account any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal during the Response Period; PROVIDED, HOWEVER, that no such written offer requiring financing that is not committed shall be a Superior Proposal unless in the good faith judgment of the Board of Directors of the Company, after consultation with KBW, such financing is readily capable of being obtained.

                  7.4 STOCKHOLDER MEETINGS. The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The Company will, through its Board of Directors, subject to the fiduciary duties of such board, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby including the Merger, and such other matters as may be submitted to its stockholders in connection with this Agreement.

                  7.5 LEGAL CONDITIONS TO MERGER. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

                  7.6 AFFILIATES. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement, in the form of EXHIBIT 7.6 hereto.

                  7.7 STOCK EXCHANGE LISTING. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS, subject to official notice of issuance, as of the Effective Time.

                  7.8 EMPLOYEE BENEFIT PLANS; EXISTING AGREEMENTS. (a) Following the Effective Time, the employees of the Company and its Subsidiaries (the "Company Employees") shall be eligible to participate in employee benefit plans of Parent or its


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Subsidiaries in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate; PROVIDED, HOWEVER, that until January 1 of the second calendar year commencing after the Effective Time, Parent may instead provide such employees with participation in the employee benefit plans of Parent or its Subsidiaries on a basis that is no less favorable to such employees than those plans in which they participated immediately prior to the Effective Time (it being understood that inclusion of Company Employees in Parent's employee benefit plans may occur at different times with respect to different plans). Following the Effective Time, the Company Employees shall be eligible to receive upon termination if such termination occurs within one year after the Effective Time, severance benefits upon the terms set forth in Section
7.8 of the Parent Disclosure Schedule, which terms represent the benefits in effect on the date of this Agreement for similarly situated employees of Parent or its Subsidiaries.

                          (b) With respect to each Parent Plan for which length
of service is taken into account for any purpose, service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); PROVIDED HOWEVER, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan. Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of Parent Plan.

                          (c) As of the Effective Time, Parent shall assume and
honor and shall cause the appropriate Subsidiaries of Parent to assume and to honor in accordance with their terms all agreements listed in Section 7.8 of the Company Disclosure Schedule, copies of which have been provided to Parent (the "Benefit Agreements"). Parent acknowledges and agrees that the Merger will constitute a "change in control" of the Company for all purposes under such agreements. The second sentence of this Section 7.8(c) is intended to be for the benefit of, and the agreement evidenced by the second sentence that the Merger constitutes a "change of control" of the Company for all purposes under the agreements described in this Section 7.8(c) shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

                          (d) PARENT AND THE COMPANY AGREE THAT, PRIOR TO THE
EFFECTIVE TIME, THE COMPANY , IN CONSULTATION WITH PARENT, MAY ADOPT A CHANGE IN CONTROL RETENTION PLAN (THE "RETENTION PLAN"), SUBSTANTIALLY AS PROVIDED IN
SECTION 6.1(i) OF THE COMPANY DISCLOSURE SCHEDULE. NOTWITHSTANDING ANY OTHER PROVISION OF

THIS AGREEMENT, ANY PLAN OR OTHERWISE, PARENT AGREES TO MAINTAIN IN FULL FORCE AND EFFECT, WITHOUT AMENDMENT OR MODIFICATION, THE RETENTION PLAN UNTIL SUCH TIME AS ALL PARENT OR COMPANY OBLIGATIONS ARE FULFILLED THEREUNDER.

         (e) Notwithstanding anything in this Agreement to the contrary, Parent covenants and agrees that it shall not, and shall cause its Subsidiaries not to, terminate the employment of any holder of a Company Option that is converted into a Parent Option pursuant to the terms of this Agreement until a date that is at least three business days following the date on which Parent shall have complied with the filing requirements set forth in Section 1.6(b) hereof and shall have given such holder notice of such compliance. This Section 7.8(e) is intended to be for the benefit of, and shall be enforceable by, each person who is the holder of a Company Option that is converted into a Parent Option pursuant to the terms of this Agreement.

         (f) From and after the Closing, Parent shall reimburse each executive officer of the Company for the expense of any tax or financial planning advice such executive officer receives from third party advisors, such reimbursement to be made promptly upon Parent's receipt of a copy of any invoice with respect thereto and regardless of whether such executive officer is them employed by Parent or any of its Subsidiaries; provided, however, that in no event shall Parent be required to reimburse any individual executive officer's expenses in excess of the Reimbursement Limit for such executive officer. The "Reimbursement Limit" with respect any particular executive officer shall be an amount equal to $5,000 less the amount of any such expenses reimbursed to such executive officer by the Company at or prior to the Closing. This Section 7.8(f) is intended to be for the benefit of, and shall be enforceable by, each such executive officer.

                  (g) To the extent permitted by applicable law, Parent or Parent Bank shall assume and continue to maintain the split dollar life insurance policy identified on Section 7.8(g) of the Company Disclosure Schedule provided that such obligation does not result in additional out of pocket costs to the COMPANY. This Section 7.8(g) is intended to be for the benefit of, and shall be enforceable by, the named insured in such policy.

         7.9 INDEMNIFICATION. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; PROVIDED, HOWEVER, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.9 except to the extent such failure to notify materially prejudices Parent. Parent's obligations under this Section 7.9 shall continue in full force and effect without time limit from and after the Effective Time.

                          (b) Parent shall cause the persons serving as
executive officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Company with respect to acts or omissions occurring prior to the Effective Time which were committed by such executive officers and directors in their capacity as such; provided that Parent may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are applicable to the directors and executive officers of Parent, or (ii) policies of at least the same coverage and amounts containing terms and conditions not less advantageous than such policy maintained by the Company as of the date of this Agreement; provided, further, that in no event shall Parent be required to pay annualized aggregate premiums for insurance under this Section 7.9(b)(ii) in excess of 150% of the amount of the aggregate premiums paid by the Company for the period from August 29, 2002 to and including August 28, 2003 for such purpose, which premiums for such prior period are hereby represented and warranted by the Company to be $74,715.

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

                          (c) In the event Parent or any of its successors or
assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.9.

                          (d) The provisions of this Section 7.9 are intended
to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                  7.10 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

                  7.11 COORDINATION OF DIVIDENDS. After the date of this Agreement each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and the Company Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties that the holders of Company Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any holder of Company Common Stock receives in exchange therefor in the Merger.

                  7.12 EMPLOYEE STOCK PURCHASE PLAN. Parent shall cause to be refunded to an employee of the Company or a Company Subsidiary any funds deducted from the employee's compensation in respect of the ESPP after the completion of the scheduled purchase of shares thereunder that occurs immediately prior to the Effective Time.

                  7.13 APPOINTMENT OF DIRECTORS. Effective as of the Effective Time, Parent shall cause its Board of Directors to be expanded by two(2) members, and shall appoint the Company Directors (as defined below) to fill the vacancy on Parent's Board of Directors created by such increase. In connection with the annual meeting of Parent next following the Effective Time, Parent shall nominate the Company Directors for election as a director by the stockholders of the Company, to continue serving in the class to which such directors were appointed, and Parent shall solicit proxies for such directors' election at such annual meeting. The term "Company Directors" shall mean the individuals who shall be designated by mutual agreement of Parent and the Company to become a member of the Board of Directors of Parent as of the Effective Time pursuant to this Section 7.13.


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                  7.14     EXECUTION AND AUTHORIZATION OF BANK MERGER AGREEMENT.

                          (a) As soon as reasonably practicable after the date
of this Agreement, but in any event no later than 10 days after the date of this Agreement, (a) Parent shall (i) cause the Board of Directors of Parent Bank to approve the Bank Merger Agreement, (ii) cause Parent Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Parent Bank, and (b) the Company shall (i) cause the Board of Directors of the Company Bank to approve the Bank Merger Agreement, (ii) cause the Company Bank to execute and deliver the Bank Merger Agreement, and
(iii) approve the Bank Merger Agreement as the sole stockholder of the Company Bank.

                          (b) The Bank Merger Agreement shall provide that
effective as of the effective time of the Bank Merger, the directors of Surviving Bank shall consist of all the directors of Parent Bank serving immediately prior to the effective time of the Bank Merger and the Bank Directors (as defined below), each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank until their respective successors are duly elected or appointed and qualified. The Bank Merger Agreement shall contain other terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement. The term "Bank Directors" shall mean the individuals who shall be designated by Parent to become members of the Board of Directors of Surviving Bank as of the effective time of the Bank Merger pursuant to the Bank Merger Agreement.

                          (c) The Company and Parent may revise the sequence of
events or other procedural matters relating to the accomplishment of the Merger and Bank Merger in such manner as they may reasonably determine will best facilitate accomplishment of the Merger and Bank Merger; PROVIDED, HOWEVER, that any action taken pursuant to this Section shall not (i) alter or change the kind or amount of consideration to be issued to the holders of the Company's Common Stock as provided for in this Agreement; (ii) adversely affect the tax consequences of the Merger to the holders of the Company's Common Stock, or
(iii) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof).

                  7.15 ADVISORY BOARD AND AFFILIATE BOARDS. Parent shall, effective as of the effective time of the Bank Merger, cause Surviving Bank to establish an Advisory Board ("Advisory Board") and to appoint each individual who is currently serving as a director of the Company, if such persons are willing to so serve, as members of the Advisory Board established by Surviving Bank, the function of which shall be to advise Surviving Bank with respect to deposit and lending activities in the Company's former market area, to maintain and develop customer relationships and assist with the integration of the Company and the Company Bank into Parent's affiliate structure. The members of the Advisory Board who are willing to so serve initially shall be elected or appointed for an initial term of four years beginning on the Effective Date. Each member


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of the Advisory Board shall receive an annual retainer fee for such service in an amount equal to $15,000 less the aggregate annual amount such member may receive in connection with service as a member of the board of directors of Parent or a Parent Subsidiary. The Advisory Board annual retainer fee shall be payable in quarterly installments or in one lump sum at any time in advance at the option of Surviving Bank. In addition, Parent shall designate four (4) individuals currently serving as a director of the Company, if such persons are willing to serve, to be elected or appointed to the board of directors of a Parent Subsidiary bank (including the Bank Directors) each to hold office in accordance with the Articles of Incorporation and Bylaws of such Parent Subsidiary until their respective successors are duly elected or appointed and qualified. Persons elected or appointed to serve on the board of directors of a Parent Subsidiary shall receive such compensation as is provided to other members of such Parent Subsidiary board of directors. Service on the board of directors of the Company or the Surviving Bank or on the Advisory Board shall constitute continued service for purposes of the Company Option Plans. This
Section 7.15 is intended to be for the benefit of, and shall be enforceable by, each person who is currently serving as a director of the Company.

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                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

                  8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                          (a) STOCKHOLDER APPROVAL; BANK MERGER APPROVAL. This
Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of Company Common Stock under applicable law. The Bank Merger Agreement and the Bank Merger shall have been approved and adopted by the requisite votes of the Boards of Directors of Parent Bank and the Company Bank and the respective holders of the outstanding shares of Parent Bank stock and Company Bank stock under applicable law.

                          (b) LISTING OF SHARES. The shares of Parent Common
Stock which shall be issued to the stockholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS, subject to official notice of issuance.

                          (c) OTHER APPROVALS. All regulatory approvals
required to consummate the transactions contemplated hereby (including the Merger and the Bank Merger) shall have been obtained, and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

                          (d) S-4. The S-4 shall have become effective under
the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                          (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No
order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an "Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

                  8.2 CONDITIONS TO OBLIGATIONS OF PARENT. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

                          (a) REPRESENTATIONS AND WARRANTIES. (i) Subject to
Section 3.2, the representations and warranties of the Company set forth in this Agreement (other than


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those set forth in Section 4.2) shall be true and correct as of the date of this
Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of the Company set forth in Section 4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

                          (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The
Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

                          (c) NO PENDING GOVERNMENTAL ACTIONS. No proceeding
initiated by any Governmental Entity seeking an Injunction shall be pending.

                          (d) FEDERAL TAX OPINION. Parent shall have received
an opinion from Venable, Baetjer and Howard, LLP, counsel to Parent ("Parent's Counsel"), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

                          (e) CONSENTS. All consents and approvals (including
such consents and approvals set forth in Section 4.4 of the Company Disclosure Schedule) required to be obtained by the Company or its Subsidiaries in connection with the consummation by the Company of the Merger and the other transactions contemplated hereby, or the consummation by the Company Bank of the Bank Merger have been obtained in a form and content reasonably satisfactory to Parent, except to the extent that the failure to obtain any required consent or approval would not have a Material Adverse Effect on (i) the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company or the Company Bank to consummate the transactions contemplated by this Agreement.

                  8.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

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

                          (a) REPRESENTATIONS AND WARRANTIES. (i) Subject to
Section 3.2, the representations and warranties of Parent set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Parent set forth in Section 5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

                          (b) PERFORMANCE OF OBLIGATIONS OF PARENT. Parent
shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

                          (c) NO PENDING GOVERNMENTAL ACTIONS. No proceeding
initiated by any Governmental Entity seeking an Injunction shall be pending.

                          (d) FEDERAL TAX OPINION. The Company shall have
received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (the "Company's Counsel"), in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

                          (e) CONSENTS. All consents and approvals (including
such consents and approvals set forth in Section 5.4 of the Parent Disclosure Schedule) required to be obtained by Parent or its Subsidiaries in connection with the consummation by Parent of the Merger and the other transactions contemplated hereby, or the consummation of Parent Bank of the Bank Merger, have been obtained in a form and content reasonably satisfactory to the Company, except to the extent that the failure to obtain any required consent or approval would not have a Material Adverse Effect on (i) the Parent, the Company and their respective Subsidiaries, taken as a whole on a combined basis, or (ii) the Parent's or Parent Bank's ability to consummate the transactions contemplated by this Agreement.

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                                   ARTICLE IX

                            TERMINATION AND AMENDMENT

                  9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the
Company:

                          (a) by mutual consent of the Company and Parent in a
written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

                          (b) by either Parent or the Company upon written
notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, PROVIDED, HOWEVER, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

                          (c) by either Parent or the Company if the Merger
shall not have been consummated on or before December 31, 2003, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                          (d) by either Parent or the Company provided that in
the case of the Company it shall not be in material breach of any of its obligations under Section 7.4 if any approval of the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

                          (e) by either Parent or the Company (provided that
the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; PROVIDED, HOWEVER, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty,


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together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under
Section 8.2(a) (in the case of a breach of representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

                          (f) by either Parent or the Company (provided that
the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

                          (g) by Parent in the event an Adverse Recommendation
Change has occurred or the Company or the Company Bank accepts an Acquisition Proposal, or by the Company if the Company shall have entered into an Acquisition Agreement in accordance with Section 7.3 and subject to the Company's compliance with Section 10.3(b) hereof; or

                          (h) by the Company at any time during the three-day
period following the Determination Date (as defined below), if :

                  (1) the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price; and

                  (2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Parent Ratio") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from such quotient (such number being referred to herein as the "Index Ratio")

subject to the following. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. During the three-day period commencing with its receipt of such notice, Parent shall have the option of increasing the Total Stock Amount and/or the Total Cash Amount in a manner such that the conditions set forth in either clauses (1) or (2) above shall be deemed not to exist; PROVIDED, HOWEVER, that the Total Cash Amount shall not be increased in a manner that would cause the failure of the conditions set forth in Sections 8.2(d) or 8.3(d) hereof. For purposes hereof, the condition set forth in clause (1) above shall be deemed not to exist if the Total Stock Amount and/or the Total Cash Amount is increased so that the Per Share Consideration after such increase is not less than the Per Share Consideration that would have been in effect if the condition set forth in clause (1) above did not exist. For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if the Total Stock Consideration and/or the Total Cash Amount is increased so that the Per Share Consideration after such increase is not less than the Per Share Consideration that would


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have been in effect if the condition set forth in clause (2) above did not exist. If Parent makes this election, within such three-day period, it shall give prompt written notice to Company of such election and the revised Total Stock Amount and/or Total Cash Amount, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Total Stock Consideration and/or Total Cash Amount shall have been so modified), and any references in this Agreement to "Total Stock Consideration," "Total Stock Amount," "Per Share Stock Consideration" and "Per Share Cash Consideration" shall thereafter be deemed to refer to the Total Stock Consideration, Total Stock Amount, Per Share Stock Consideration and Per Share Cash Consideration after giving effect to any adjustment made pursuant to this Section 9.1(h). For purposes of this Section 9.1(h), the following terms shall have the meanings indicated:

         "Average Closing Price" means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ/NMS (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another mutually agreed upon authoritative source) for the 20 consecutive trading days ending on the Determination Date.

         "Index Price" on a given date means the closing price of the NASDAQ Bank Index.

         "Starting Price" shall mean $34.21.

         If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

                  9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

                  9.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either the Company or Parent; PROVIDED, HOWEVER, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company stockholders hereunder other than as contemplated by this Agreement. This Agreement


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may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                  9.4 EXTENSION; WAIVER. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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                                    ARTICLE X

                               GENERAL PROVISIONS

                  10.1 CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first day which is (a) the last business day of a month and (b) at least one business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date"), at the offices of Venable, Baetjer and Howard, LLP unless another time, date or place is agreed to in writing by the parties hereto.

                  10.2 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

                  10.3 EXPENSES. (a) Except as set forth in Section 10.3(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                        (b) In the event that (i) (A) an Acquisition Proposal has been publicly proposed by any person (other than Parent or any of its affiliates) or such person has publicly announced its intention (whether or not conditional ) to make an Acquisition Proposal or such an Acquisition Proposal or intention has otherwise become widely known to the Company's stockholders, (B) thereafter this Agreement is terminated by either the Company or Parent, pursuant to Section 9.1(a) or (c) and (C) within 12 months after such termination, the Company, or the Company Bank enters into any definitive agreement providing for, or consummates, any Acquisition Proposal, other than a transaction which results in the Company's stockholders immediately prior to such transaction owning fifty percent or more of the stock of the resulting entity or the publicly traded parent corporation thereof immediately after such transaction, or (ii) this Agreement is terminated by Parent or the Company, pursuant to Section 9.1(g), then the Company shall pay Parent a fee equal to $20,000,000 (the "Termination Fee") by wire transfer of same day funds to an account designated by Parent (x) in the case of a termination by Parent or by the Company pursuant to Section 9.1(g), concurrently with such termination and
(y) in the case of a payment as a result of any event referred to in Section 10.3(b)(i)(C), upon the first to occur of such events. The Company acknowledges that the agreements contained in this Section 10.3(b) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, Parent would not enter into this Agreement or cause Parent Bank to enter into the Bank Merger Agreement; accordingly, if the Company fails promptly to pay or cause to be paid the amounts due pursuant to this Section 10.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 10.3


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(b), the Company shall pay to Parent its reasonable costs and expenses
(including attorneys' fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this
Section 10.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

                  10.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (a) if to Parent, to:

                                    Mercantile Bankshares Corporation
                                    Two Hopkins Plaza
                                    Baltimore, Maryland  21201
                                    Attention: Chief Executive Officer

                                    with a copy to:

                                    Venable, Baetjer and Howard, LLP
                                    Two Hopkins Plaza
                                    Baltimore Maryland  21201
                                    Attention: Thomas D. Washburne, Jr., Esq.

and

                           (b) if to the Company, to:

                                    F&M Bancorp
                                    110 Thomas Johnson Drive
                                    Frederick, Maryland  21705
                                    Attention: Chief Executive Officer

                                    with a copy to:

                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    Four Times Square
                                    New York, New York 10036
                                    Attention: William S. Rubenstein, Esq.

                  10.5 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to


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be followed by the words "without limitation." This Agreement shall be deemed effective for all purposes as of, and the phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to, 12:01 a.m., March 13, 2003. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law (including common law), rule or regulation.

                  10.6 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                  10.7 ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement between Parent and the Company.

                  10.8 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Maryland, without regard to any applicable conflicts of law.

                  10.9 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  10.10 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                  10.11 PUBLICITY. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ/NMS, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.


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                  10.12    ASSIGNMENT; NO THIRD PARTY BENEFICIARIES. Neither
this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                       MERCANTILE BANKSHARES CORPORATION


                                       By: /s/ Edward J. Kelly, III
                                           ----------------------------------
                                           Name:  Edward J. Kelly, III
                                           Title: Chairman, President and Chief
                                                  Executive Officer



                                       F&M BANCORP


                                       By: /s/ Faye E. Cannon
                                           ----------------------------------
                                           Name:  Faye E. Cannon
                                           Title: President and Chief Executive
                                                  Officer

                                   APPENDIX B

                  ILLUSTRATIVE CALCULATIONS OF MERGER ELECTIONS

The following table sets forth illustrative calculations of stock consideration and cash consideration at different Final Mercantile Stock Prices1 that would be received by an F&M Bancorp stockholder holding 100 shares of F&M Bancorp common stock depending on whether the stockholder made (1) an all cash election or (2) an all stock election.

Assuming that none of the outstanding options to purchase shares of F&M Bancorp common stock has been exercised, the aggregate merger consideration to be issued and paid by Mercantile is approximately 10,335,700 shares of Mercantile common stock and approximately $123,514,000 million in cash. This consideration will be issued in exchange for all outstanding shares of F&M Bancorp common stock. These calculations assume that at the end of the Valuation Period,2 there are 10,740,357 shares of F&M Bancorp common stock outstanding. These calculations also assume that there are no oversubscriptions of either Mercantile common stock or cash. THERE CAN BE NO ASSURANCE AS TO WHAT THE FINAL MERCANTILE STOCK PRICE WILL BE OR WHAT THE VALUE OF THE MERCANTILE COMMON STOCK TO BE ISSUED IN THE MERGER WILL BE AT OR FOLLOWING THE EFFECTIVE TIME OF THE MERGER. See "The Merger--Merger Consideration."

               ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER OF
                     100 SHARES OF F&M BANCORP COMMON STOCK

                               ALL CASH ELECTION(3)                  ALL STOCK ELECTION(3)
                               --------------------     ------------------------------------------------
         ASSUMED                                            NUMBER OF                     VALUE OF
     FINAL MERCANTILE                                      MERCANTILE                    MERCANTILE
       STOCK PRICE               CASH RECEIVED          SHARES RECEIVED(4)            SHARES RECEIVED(4)
       -----------               -------------          ------------------            ------------------
        $40.00                    $4,999.30                  124.98                       $4,999.30
         39.50                     4,951.18                  125.35                        4,951.18
         39.00                     4,903.07                  125.72                        4,903.07
         38.50                     4,854.95                  126.10                        4,854.95
         38.00                     4,806.84                  126.50                        4,806.84
         37.50                     4,758.72                  126.90                        4,758.72
         37.00                     4,710.60                  127.31                        4,710.60
         36.50                     4,662.49                  127.74                        4,662.49
         36.00                     4,614.37                  128.18                        4,614.37
         35.50                     4,566.25                  128.63                        4,566.25
         35.00                     4,518.14                  129.09                        4,518.14
         34.50                     4,470.02                  129.57                        4,470.02
         34.00                     4,421.91                  130.06                        4,421.91
         33.50                     4,373.79                  130.56                        4,373.79
         33.00                     4,325.67                  131.08                        4,325.67
         32.50                     4,277.56                  131.62                        4,277.56
         32.00                     4,229.44                  132.17                        4,229.44
         31.50                     4,181.32                  132.74                        4,181.32
         31.00                     4,133.21                  133.33                        4,133.21
         30.50                     4,085.09                  133.94                        4,085.09
         30.00                     4,036.98                  134.57                        4,036.98

--------------------------
1 The Final Mercantile Stock Price is the average of the closing sale prices of Mercantile common stock as reported on the Nasdaq Stock Market during the applicable valuation period. The Final Mercantile Stock Price amounts set forth in the chart have been included for representative purposes only. The actual Final Mercantile Stock Price could be more than $40 or less than $30.
2 The valuation period is the 10 consecutive trading days ending on the third calendar day prior to the effective time of the merger.
3 All cash elections and all stock elections will be apportioned on a pro rata basis as described in the proxy statement/prospectus in the section entitled "The Merger--Allocation."
4 The value of any cash or stock consideration is based on the Assumed Final Mercantile Stock Price. Cash will be paid in lieu of any fractional share, and accordingly, the value shown will be paid in the form of cash to the extent of such fractional share.

                                   APPENDIX C


                    OPINION OF KEEFE, BRUYETTE & WOODS, INC.


                                                   March 13, 2003

The Board of Directors
F&M Bancorp
110 Thomas Johnson Drive
P.O. Box 518
Frederick, MD 21702

Members of the Board:

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of F&M Bancorp ("F&M") of the merger consideration in the proposed merger (the "Merger") of F&M with and into Mercantile Bankshares Corporation ("Mercantile"), pursuant to the Agreement and Plan of Merger, dated as of March 13, 2003, between F&M and Mercantile (the "Agreement"). Pursuant to the terms of the Agreement, Mercantile will exchange 10,335,714 shares of common stock, par value $2.00 per share, and cash in the amount of $123,514,106 for all of the shares of common stock, par value $5.00 per share, of F&M (the "Common Shares") outstanding as of March 12, 2003 (subject to proportionate increase in the event any stock options of F&M are exercised subsequent to that date and prior to the Determination Date (as defined in the Agreement)). Holders of F&M Common Shares will have the right to receive the "Per Share Consideration" as defined in the Agreement for each outstanding F&M Share. Each holder may elect to receive the Per Share Consideration in either shares of Mercantile Common Stock, cash or a combination of shares of Mercantile Common Stock and cash (the "Merger Consideration"). The actual form of Merger Consideration that each shareholder will receive will be subject to proration in the event that the aggregate elections exceed either the total number of shares of Mercantile Common Stock or cash provided above.

         Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may from time to time purchase securities from, and sell securities to, F&M and Mercantile, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of F&M and Mercantile for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of F&M in rendering this fairness opinion and will receive a fee from F&M for our services.

         In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of F&M and Mercantile and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2001 of F&M and Mercantile; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of F&M and Mercantile and certain other communications from F&M and Mercantile to their respective stockholders; and (iv) other financial information concerning the businesses and operations of F&M and Mercantile furnished to us by F&M and Mercantile for purposes of our analysis. We have also held discussions with senior management of F&M and Mercantile regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for F&M and Mercantile with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of F&M and Mercantile as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for F&M and Mercantile are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of F&M or Mercantile, nor have we examined any individual credit files.

         We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the merger agreement; (ii) the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct; (iii) each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of F&M and Mercantile; (ii) the assets and liabilities of F&M and Mercantile; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                            Very truly yours,


                                            /s/ Keefe, Bruyette & Woods, Inc.

                                     PART-II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Maryland General Corporation Law (the "MGCL") provides that a corporation may indemnify any director made a party to a proceeding by reason of service in that capacity unless it is established that: (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. To the extent that a director has been successful in defense of any proceeding, the MGCL provides that he shall be indemnified against reasonable expenses incurred in connection therewith. A Maryland corporation may indemnify its officers to the same extent as its directors and to such further extent as is consistent with law.

         The Registrant's Charter provides, as to indemnification:

         (a) The liability of directors and officers to Mercantile or its stockholders for money damages shall be limited to the maximum extent that the liability of directors and officers of Maryland corporations is permitted to be limited by Maryland law. This limitation on liability shall apply to events occurring at the time a person serves as a director or officer of Mercantile whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

         (b) To the maximum extent permitted by Maryland law, Mercantile shall indemnify its currently acting and its former directors against any and all liabilities and expenses incurred in connection with their services in such capacities, shall indemnify its currently acting and its former officers to the full extent that indemnification shall be provided to directors, and shall indemnify, to the same extent, its employees and agents and persons who serve and have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise. Mercantile shall advance expenses to its directors, officers and other person referred to above to the extent permitted by Maryland law. Mercantile's board of directors may by By-law, resolution or other agreement make further provision for indemnification of directors, officers, employees and agents to the extent permitted by Maryland law.

         (c) References to Maryland law shall include the MGCL as from time to time amended. Neither the repeal or amendment of this paragraph, nor any other amendment to the Articles of Incorporation, shall eliminate or reduce the protection afforded to any person by the foregoing provisions of this paragraph with respect to any act or omission which shall have occurred prior to such repeal or amendment.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         These Exhibits are numbered in accordance with the Exhibit Table of
Item 601 of Regulation S-K.

         (a) Exhibit Index

     EXHIBIT
     NUMBER                                      DESCRIPTION
     ------                                      -----------
(2)              Agreement and Plan of Merger, dated as of March 13, 2003
                 between the Registrant and F&M Bancorp (included as Appendix A to the Prospectus and Proxy Statement)
(4)              Rights Agreement dated as of June 8, 1999 between the
                 Registrant and the Rights Agent, including Form of Rights
                 Certificate and Articles Supplementary (Incorporated by
                 reference to Form 8-K of Registrant filed June 11, 1999,
                 Exhibit 4, Commission File No. 0-5127 and to Form 8-A of
                 Registrant filed June 11, 1999, Exhibits 1, 2 and 3, Commission
                 File No. 0-5127)
(5)              Opinion of Venable, Baetjer and Howard, LLP regarding legality
(8)*             Form of Tax Opinion of Venable, Baetjer and Howard, LLP
                 regarding tax matters
(23)     A.      Consent of PricewaterhouseCoopers, LLP as to Registrant
         B.      Consent of Deloitte & Touche, LLP as to F&M Bancorp
         C.      Consent of Venable, Baetjer and Howard, LLP (included in the opinion filed as Exhibit 5)
         D.      Consent of Keefe, Bruyette & Woods, Inc.
(24)             Power of Attorney of Mercantile Board of Directors
(99)             Form of Proxy Card for F&M Bancorp Special Meeting of Stockholders

--------------
* To be filed by amendment.

ITEM 22. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned Registrant hereby undertakes

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Baltimore, State of Maryland on April 25, 2003.


                                    Mercantile Bankshares Corporation

                                    By:  /s/ EDWARD J. KELLY, III
                                       ------------------------
                                       Name:  Edward J. Kelly, III
                                       Title: CHAIRMAN OF THE BOARD, PRESIDENT
                                              AND CHIEF EXECUTIVE OFFICER

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                         SIGNATURE                                      TITLE                                     DATE
                         ---------                                      -----                                     ----
           /s/  EDWARD J. KELLY , III             Chairman of the Board, President and Chief Executive            April 25, 2003
           --------------------------------       Officer (Principal Executive Officer)
           Edward J. Kelly, III

           /s/  TERRY L. TROUPE                   Chief Financial Officer and Treasurer (Principal                April 25, 2003
           --------------------------------       Financial Officer)
           Terry L. Troupe

           /s/  WILLIAM T. SKINNER, JR.           Controller (Principal Accounting Officer)                       April 25, 2003
           --------------------------------
           William T. Skinner, Jr.

                 A majority of the Board of Directors:

                 Clayton S. Rose, Richard O. Berndt, Darrell D. Friedman, Freeman A. Hrabowski, Cynthia A. Archer, Morton P. Plant, Christian H. Poindexter, George L. Bunting, Jr., Wallace Mathai-Davis, Donald L. Shepard, William R. Brody, Robert A. Kinsley, and James L. Shea.

Date: April 25, 2003                By: /S/:  EDWARD J. KELLY, III
                                       --------------------------------------
                                       Edward J. Kelly, III
                                       for himself and as attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT NO.                             EXHIBIT INDEX DESCRIPTION
-----------                             -------------------------
2                                       Agreement and Plan of Merger dated as
                                        of March 13, 2003 by and between Registrant and F&M Bancorp
                                        (included as Appendix A to the Prospectus and Proxy Statement)

5                                       Opinion of Venable, Baetjer and Howard, LLP regarding legality

23(A)                                   Consent of PricewaterhouseCoopers, LLP as to Registrant

23(B)                                   Consent of Deloitte & Touche LLP as to F&M Bancorp

23(C)                                   Consent of Venable, Baetjer and Howard, LLP (Included in the opinion filed as Exhibit 5)

23(D)                                   Consent of Keefe, Bruyette & Woods, Inc.

24                                      Power of Attorney of Mercantile Board of Directors

99                                      Form of Proxy Card for F&M Bancorp Special Meeting of Stockholders